                                          FILED PURSUANT TO RULE 424(B)(4)
                                          REGISTRATION NO. 333-81347

                                   VIXEL LOGO

                                4,300,000 SHARES

                                  COMMON STOCK

     Vixel Corporation is offering 4,300,000 shares of our common stock. This is our initial public offering. The initial public offering price is $18.00. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VIXL."

                           -------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                           -------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public offering price.......................................   $18.00      $77,400,000
Underwriting discounts and commissions......................   $ 1.26      $ 5,418,000
Proceeds to Vixel...........................................   $16.74      $71,982,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 645,000 shares of our common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on October 6, 1999.

                           -------------------------

ROBERTSON STEPHENS
                           BEAR, STEARNS & CO. INC.
                                                         NEEDHAM & COMPANY, INC.

                   THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1999

                          [EDGAR ARTWORK DESCRIPTIONS]

Location: inside front cover

Title: "Bringing connectivity and management to Storage Area Networks" is centered at the top and is in white lettering against a black background. The image of a purple Fibre Channel borders the left edge of the page. The remainder of the words are in black lettering against white background.

Below the title, flush right, are the words "Vixel Corporation", in bold font. Beneath our name are the words in bold font "Designing and producing the essential building blocks for connecting high-speed storage area networks or SANs:" followed by the words "management software, switches, managed hubs, entry-level hubs and transceivers."

In the lower half of the page is another caption, "Optimizing the benefits of storage networking:", in bold font, followed by these stacked phrases: "Scaling from basic to complex SANs", "SAN interconnect management from a single software application", "Interoperability across the product suite", and "Facilitates SANs for both Unix and NT environments."

In the lower right corner of the page is our logo, which is the word "Vixel", with a black background and white lettering, and a green slanted oval over the letter "x". Below the logo flush right on the page are the words "Making the Fibre Channel Connection," with a purple background and white lettering.

Location: top of cover bi-fold

Title: The words "Vixel Overview" at the upper flush left position of the bi-fold. Following the title are the words "Building Storage Area Networks".

Image: The image consists of three graphical components, all of which are connected to one another. The top component consists of a local area network, labeled "LAN", represented by a green and blue straight line running across the top of the page, approximately 85% up from the bottom of the page. Above the LAN are five clusters of images, each connected by a line to the LAN, four consisting of an image of computer monitors and computers, the first and fourth of which are labeled "End-Users", and the fifth consisting of an image labeled "Router", which connects by a bent line to a blue and green cloud image containing the acronym "WAN", or wide area network. The computers and monitors are colored green, blue, gray or black, and one monitor contains the letters "NT" in white, one contains the Apple Computer logo and one has the words "Sun Microsystems" in white letters.

There are seven lines intersecting below the LAN at 90 degree angles.

The first line connects to an image entitled "Traditional Storage Connectivity", consisting of a purple device labeled a "Server", which connects to a blue device labeled a "Storage Device".

The second line connects an image entitled "Vixel 1000 Entry-Level Hub". The image consists of a device labeled "Server", which connects by another line to a hub, which connects by three lines to three objects, labeled "Storage Devices".

The third and fourth lines connect to an image entitled "Vixel 2006 Managed Hub". The image consists of two devices, labeled "Servers", which connect to a hub, which connects by four lines to devices labeled "Storage Devices", and by one line to an image of a transceiver. To the right of the transceiver are the words "Vixel Transceivers in Ports of Switches and Hubs".

The fifth, sixth and seventh lines connect to one device each. The devices, labeled "Servers" in two places, connect by separate lines to a switch labeled the "Vixel 8100 Switch". Five additional lines connect the Vixel 8100 Switch to different devices. The Vixel 8100 Switch and these devices are depicted in a cloud labeled "SAN", or Storage Area Network, on the right side of the cloud. The first two lines from the Vixel 8100 Switch connect to two devices each labeled "Storage Device", and the third, fourth and fifth lines connect to three separate switches, each labeled a "Vixel 8100 Switch". Each of the Vixel 8100 Switches within the cloud are connected to one another by lines.

Of the three additional Vixel 8100 Switches, the first connects by two additional lines to two devices, labeled "Storage Devices", and by three additional lines to three of the other Vixel 8100 Switches within the cloud.

Three additional lines run from the second additional Vixel 8100 Switch. The first line, the distance of which is labeled "10 kilometers", connects to an additional switch labeled a "Vixel 8100 Switch", which in turn connects by two lines to the image of two storage devices, labeled "Storage Devices". The second and third lines connect to two images entitled "Storage Devices".

The third Vixel 8100 Switch is connected by two lines to two devices labeled "Storage Devices" and by a third line to an image entitled "Vixel 2000 Managed Hub", which in turn is connected by three lines each connecting to images entitled "Storage Devices".

In the lower center of the bi-fold is the SAN InSite logo, which consists of the words "SAN InSite(TM)" placed against a double oval to the left side of the logo.

Computer and Monitor Image:

The image is located in the lower middle portion of the bi-fold, partly in the left side of the cloud image. It consists of a computer monitor and a computer. The words "Managed SAN Interconnect Software" appear above the image.

Location: Bottom left of cover bi-fold

Title: "Vixel's Total SAN Solution"

Stacked phrases:     Proactive Management with SAN InSite Software
                     Fibre Channel Switches
                     Managed Fibre Channel Hubs
                     Entry-level Fibre Channel Hubs
                     Transceivers

In the lower right corner of the right-hand page is our logo, which is the word "Vixel", with a black background and white lettering, and a green slanted oval over the letter 'x". Below the logo flush right on the page are the words "Making the Fibre Channel Connection", with a purple background and white lettering.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     Until October 26, 1999, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    3
You Should Not Rely on Forward-Looking Statements Because
  They are Inherently Uncertain.............................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   30
Management..................................................   43
Certain Transactions........................................   54
Principal Stockholders......................................   56
Description of Capital Stock................................   58
Shares Eligible for Future Sale.............................   61
Underwriting................................................   63
Legal Matters...............................................   65
Experts.....................................................   65
Where You Can Find Additional Information...................   65
Index to Financial Statements...............................  F-1

                           -------------------------

     All share information contained in this prospectus gives effect to a two-for-three reverse stock split in our common stock which occurred on August 27, 1999.

     Unless otherwise indicated, this prospectus assumes that the underwriters have not exercised their option to purchase additional shares. It also assumes the conversion of 19,889,331 shares of preferred stock, which includes 894,333 shares of preferred stock issuable upon exercise of warrants, into 13,259,554 shares of common stock.

     We own or have rights to the trademarks or tradenames that we use in conjunction with the sale of our products and services. Vixel(R) and SAN InSite(TM) are trademarks owned by us. This prospectus also makes reference to trademarks of other companies which are the property of their respective owners.

     We were incorporated in Colorado in June 1991 as Photonics Research Incorporated and reincorporated in Delaware in February 1995 as Vixel Corporation. Our corporate headquarters are located at 11911 Northcreek Parkway South, Bothell, Washington 98011 and our telephone number is (425) 806-5509. Our website address is www.vixel.com. Information contained on our website is not part of this prospectus.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information and our financial statements and notes appearing elsewhere in this prospectus.

                                  THE COMPANY

     We are a leading provider, based on revenue and number of ports shipped, of comprehensive solutions used in storage area networks, or SANs. SANs are networks that are specifically designed to interconnect computer systems and data storage devices. Our comprehensive SAN interconnect solutions consist of a variety of products that connect computers to data storage devices in a network configuration. Our products utilize the Fibre Channel protocol, which is an industry standard for the transfer of information between computers and storage devices. Our Fibre Channel product portfolio consists of our SAN systems, which include our SAN management software and switches and hubs, and other components, which include our transceivers. Our products enable data storage devices to connect to one or more computer systems and facilitate the reliable exchange of large amounts of data at high speeds. Our products are fully interoperable and designed to perform in concert so that customers can easily deploy a range of SAN configurations, from simple point-to-point connections to more complex high-performance networks. We believe our unique SAN InSite management software optimizes the performance of our switches, hubs and transceivers, supports network stability, and reduces enterprise information technology staffing, training and support requirements.

     In recent years there has been a significant increase in the volume of data created, processed and accessed throughout the enterprise. This growth has been fueled by the rapid expansion of the Internet, measured both by the number of users as well as the number of web-based corporate initiatives which require continuous access to critical business information 24 hours a day, seven days a week. Enterprises traditionally have attempted to support and manage storage requirements by linking single servers to dedicated storage devices. Fibre Channel technology addresses the limitations of traditional server-to-storage connections and enables data to be transferred from one network device to another, allowing any server to access any storage device on the network. When utilized in SANs, Fibre Channel technology combines the connectivity and distance features of networking with the simplicity and reliability benefits of the channel, or the dedicated circuit that carries information to and from data storage devices. We believe, based on an International Data Corporation report that was published in January 1999, that worldwide revenue from SAN products should grow from approximately $2.5 billion in 1998 to over $13.3 billion in 2002, representing a compound annual growth rate of over 50%.

     Our objective is to expand our position as a leading developer and supplier of comprehensive SAN interconnect solutions. Key elements of our strategy include the following:

     - Offer new and existing customers a full Fibre Channel interconnect product portfolio;

     - Leverage our technology platforms and expertise to address rapidly evolving SAN market demands;

     - Extend our leadership in SAN interconnect management software;

     - Partner with major storage solutions providers to promote interoperability and enhance functionality;

     - Expand our distribution channels; and

     - Promote the Vixel brand in order to position ourselves as the leading provider of high-performance, cost-effective SAN interconnect solutions.

     We primarily market and sell our products to original equipment manufacturers, or OEMs, which are companies that combine our products with their own products and sell the combined products under their own brands. We also sell to resellers. To date we have shipped to more than 30 OEMs and resellers products representing over 500,000 Fibre Channel ports, which we believe are more ports than any other Fibre Channel interconnect vendor has shipped.

                                  THE OFFERING

COMMON STOCK OFFERED BY VIXEL...................    4,300,000 shares
COMMON STOCK TO BE OUTSTANDING AFTER THIS
OFFERING........................................   22,229,003 shares
USE OF PROCEEDS.................................   Repayment of a promissory
                                                   note and accrued interest,
                                                   totaling $2.0 million,
                                                   working capital, general
                                                   corporate purposes and
                                                   repayment of other corporate
                                                   indebtedness.
NASDAQ NATIONAL MARKET SYMBOL...................   VIXL

     All share information contained in this prospectus reflects a two-for-three reverse stock split in our common stock which occurred on August 27, 1999. The number of shares outstanding after the offering is based on shares outstanding as of July 4, 1999 and does not include 2,217,179 shares of common stock subject to outstanding options under our equity incentive plans or 418,754 shares of common stock issuable upon exercise of warrants. It also assumes the conversion of 19,889,331 shares of preferred stock, which includes 894,333 shares of preferred stock issuable upon exercise of warrants, into 13,259,554 shares of common stock.

     The as adjusted balance sheet data summarized below reflects the conversion of our preferred stock into 13,259,554 shares of common stock upon the completion of this offering and the application of the net proceeds from the sale of 4,300,000 shares of common stock offered by us at an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and our $1,200,000 estimated offering expenses. See note 1 to our financial statements for an explanation of the determination of the number of shares used in calculating per share data.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     FISCAL YEAR ENDED           SIX MONTHS ENDED
                                               ------------------------------   ------------------
                                               DEC. 29,   DEC. 28,   JAN. 3,    JUNE 28,   JULY 4,
                                                 1996       1997       1999       1998      1999
                                               --------   --------   --------   --------   -------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  SAN systems................................  $    163   $  3,282   $ 13,389   $  6,557   $10,806
  Components and other.......................     6,778     19,501     26,056     14,677    11,253
                                               --------   --------   --------   --------   -------
Total revenue................................     6,941     22,783     39,445     21,234    22,059
Gross profit (loss)..........................      (401)     3,736      3,246      4,502     6,386
Loss from operations.........................   (17,260)   (13,525)   (29,560)   (12,713)   (8,974)
Net loss.....................................   (17,652)   (13,759)   (21,233)    (3,930)   (9,856)
Basic and diluted net loss per share
  (unaudited)................................                        $  (8.77)             $ (2.83)
Pro forma basic and diluted net loss per
  share (unaudited)..........................                        $  (1.42)             $  (.61)
Weighted-average shares outstanding..........                           2,444                3,518
Pro forma weighted-average shares outstanding
  (unaudited)................................                          14,921               16,181

                                                                   JULY 4, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    595     $ 70,495
Investments.................................................     2,563        2,563
Working (deficit) capital...................................    (8,037)      61,863
Total assets................................................    25,169       95,069
Long-term obligations and noncurrent portion of capital
  leases....................................................    12,223       10,223
Mandatorily redeemable preferred stock......................    20,101           --
Total stockholders' (deficit) equity........................   (27,929)      64,072

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE INCURRED SIGNIFICANT LOSSES SINCE OUR INCEPTION, WE EXPECT FUTURE LOSSES, AND WE MAY NOT BECOME PROFITABLE.

     We have incurred significant losses since inception and expect to incur losses in the future. As of July 4, 1999, we had an accumulated deficit of $66.1 million. We cannot be certain that we ever will realize sufficient revenue to achieve profitability. We expect to incur significant product development, sales and marketing and administrative expenses, and we will need to generate significant revenue to achieve and maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST, MAY FLUCTUATE ON A QUARTERLY BASIS AND MAY BE ADVERSELY AFFECTED BY MANY FACTORS, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     Our revenue and results of operations have varied on a quarterly basis in the past and may vary significantly in the future due to a number of factors, many of which may cause our stock price to fluctuate. Some of the factors that could affect our operating results include:

     - the size, timing, terms and fluctuations of customer orders, particularly large orders from a limited number of OEMs;

     - our ability to attain and maintain sufficient reliability levels for our SAN interconnect products;

     - the timing of the introduction or enhancement of products by us, our OEMs and our competitors;

     - decreases in the prices at which we can sell our products;

     - the mix of products sold, as our switches and hubs typically have higher margins than our transceivers, and the mix of distribution channels through which our products are sold;

     - the ability of our contract manufacturers to produce and distribute our products in a timely fashion;

     As a result of these and other factors, we believe that period to period comparisons of our operating results should not be relied upon as an indicator of our future performance. It is likely that in some future period our operating results will be below your expectations or those of public market analysts.

A COMPONENT USED IN OUR TRANSCEIVERS HAS EXPERIENCED AN ABNORMALLY HIGH FAILURE RATE WHICH HAS ADVERSELY AFFECTED AND COULD IN THE FUTURE AFFECT OUR SALES.

     Our gigabit interface converter transceivers, or GBICs, and our gigabaud link module transceivers, or GLMs, manufactured prior to March 1999 incorporate a compact disk, or CD, laser manufactured by a third party. GBICs are removable and GLMs are non-removable devices that convert optical and electrical signals. We have observed, and some customers have confirmed, that in certain applications our GBIC and GLM transceivers that incorporate this CD laser have experienced an abnormally high failure rate. Although we recorded a warranty reserve of $3.6 million in the fourth quarter of fiscal 1998 as a result of these problems, there is a risk that this reserve will be inadequate to implement a remedy that is satisfactory to our customers. In addition, we cannot assure you that, over time, failure rates for products that incorporate these CD lasers will not increase or that the lasers which we began using in our GBIC transceiver products in March 1999 will not experience problems. Claims against us in excess of the amount of our reserve could have a material adverse effect on our business and financial condition. As a result of this problem, Sun Microsystems has reduced its purchases of GBIC transceivers and in August

1999, we issued to Sun Microsystems a warrant for 150,000 shares of our common stock. In addition, if we are unable to resolve this matter to our customers' satisfaction, or if failure rates in transceiver products increase, our reputation and relationships with current and prospective customers could be damaged and adversely affect the sales of all of our products.

OUR OEMS HAVE UNPREDICTABLE ORDER PATTERNS WHICH MAY CAUSE OUR REVENUE TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

     Our OEMs tend to order sporadically, and their purchases can vary significantly from quarter to quarter. Our OEMs generally forecast expected purchases in advance, but frequently do not order as expected and tend to place purchase orders only shortly before the scheduled delivery date. For example, during the quarter ended September 27, 1998, our SAN systems revenue declined to $2.5 million, primarily as a result of decreases in purchases of our entry-level hubs by two OEMs during that quarter. We plan our operating expenses based on revenue projections derived from our OEMs' forecasts. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. These order habits cause our backlog to fluctuate significantly. Moreover, our backlog is not necessarily indicative of actual sales for any succeeding period, as orders are subject to cancellation or delay by our OEMs with limited or no penalty. Also, we typically generate a large percentage of our quarterly revenue in the last month of the quarter.

THE LOSS OF ONE OR MORE KEY CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR REVENUE.

     Our success will depend on our continued ability to develop and manage relationships with significant OEMs and resellers, as well as on the sales efforts and success of these customers. Sun Microsystems, Compaq, Hewlett-Packard and Interphase represented 34.4%, 19.8%, 11.8% and 10.4% of our total revenue, respectively, for the six months ended July 4, 1999. In fiscal 1998, sales to our top two customers, Sun Microsystems and Hewlett-Packard, represented 54.4% and 12.3% of our total revenue, respectively. Although we are attempting to expand our base of OEMs, most of our future revenue may come from a small number of OEMs.

     Our agreements with our customers do not provide any assurance of future sales to those customers. For example:

     - our OEMs and resellers can stop purchasing and marketing our products at any time;

     - our OEM and reseller agreements are not exclusive and contain no renewal obligation; and

     - our OEM and reseller agreements do not require minimum purchases.

     We cannot be certain that we will retain our current OEMs and resellers or that we will be able to recruit additional or replacement customers. Many of our OEMs and resellers carry or utilize competing product lines. If we were to lose one or more important OEMs or resellers to a competitor, our business, results of operations and financial condition could be significantly harmed.

OUR SUCCESS IS DEPENDENT UPON ACCEPTANCE OF FIBRE CHANNEL TECHNOLOGY AND THE GROWTH OF THE EMERGING SAN MARKET.

     Our SAN InSite management software, switches, hubs and transceivers are used exclusively in SANs. Accordingly, widespread adoption of SANs is critical to our future success. The market for SANs and related software, switches, hubs and transceivers has begun to develop only recently and is evolving rapidly. Because this market is new, it is difficult to predict its potential size or future growth rate. SANs are often implemented in connection with deployment of new storage systems and servers. Potential end-user customers that have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, such as SANs. Our success in generating revenue in this emerging SAN market will depend on, among other things, our ability to:

     - demonstrate the benefits of SANs and our SAN InSite management software, switch, hub and transceiver products to OEMs, resellers and end-users;

     - develop, maintain and build relationships with leading OEMs and resellers; and

     - accurately predict the direction of industry standards and base our products on those industry standards.

     Our failure to do any of these activities would adversely affect our ability to successfully compete in the emerging SAN market.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM SALES OF ENTRY-LEVEL HUBS AND TRANSCEIVERS, WE ARE DEPENDENT ON CONTINUED WIDESPREAD MARKET ACCEPTANCE OF THESE PRODUCTS.

     We currently derive substantially all our revenue from sales of our entry-level hubs and transceivers. We derived approximately 89.9% and 93.8% of our total revenue from sales of these products for the six months ended July 4, 1999 and fiscal 1998, respectively. We expect that revenue from these products will continue to account for a substantial portion of our total revenue for the foreseeable future. If the market does not continue to accept our entry-level hubs and transceivers, our revenue will decline significantly. Some of these products have been introduced and shipped in volume only recently. Accordingly, the demand for and market acceptance of these products are uncertain. Factors that may affect the market acceptance of our products include the continued growth of the market for SAN interconnect products, the performance, price and total cost of ownership of our products, the availability, functionality and price of competing products and technologies, and the success and development of our OEMs and resellers. Many of these factors are beyond our control.

WE EXPECT THAT A GROWING PERCENTAGE OF OUR FUTURE REVENUE WILL BE DERIVED FROM OUR SWITCH AND MANAGED HUB PRODUCTS, AND OUR SUCCESS WILL DEPEND ON WIDESPREAD ACCEPTANCE OF THESE PRODUCTS.

     Our future success depends upon our ability to address the rapidly changing needs of our customers by developing and introducing high-quality, cost-effective products as well as product enhancements and services on a timely basis and by keeping pace with technological developments and emerging industry standards. If we do not successfully develop, introduce and market new products, especially our switch and managed hub products, our revenue may decline. In particular, our future revenue growth will depend on the success of new product launches of our switch and managed hub products and success of our current switch and managed hub products. In addition, as we introduce new or enhanced products, we will have to manage successfully the transition from older products in order to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that enough supplies of new products can be delivered to meet our customers' demands. To the extent customers defer or cancel orders in expectation of new product releases, any delay in development or introduction of new products could cause our operating results to suffer.

COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED PRICES AND SALES OF OUR PRODUCTS, INCREASED LOSSES AND REDUCED MARKET SHARE.

     The markets for SAN interconnect products are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources than we have. We expect that more companies, including our customers, may enter the market for SAN interconnect products. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition.

     For fabric switch sales, we compete primarily with Ancor Communications, Brocade Communications and McDATA. For hub sales, we compete primarily with Emulex Corporation and Gadzoox Networks. For transceiver sales, we compete primarily with Cielo Communications, Finisar, Hewlett-Packard and IBM. Although we do not believe that any other vendor offers comprehensive SAN interconnect management software that directly competes with ours, other vendors, such as Brocade and Gadzoox, provide single point-device managers for either fabric switch or hub products, but not across multiple interconnect devices, including fabric switches, hubs and transceivers. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. Furthermore, larger companies in other related industries or our customers may develop or acquire technologies and apply their significant resources, including their distribution channels and brand recognition, to capture significant SAN market share. Therefore, we may not be able to compete successfully in the SAN market.

OUR FAILURE TO ENHANCE OUR EXISTING PRODUCTS AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS COULD CAUSE OUR REVENUE TO FALL.

     Given the product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could significantly harm our business, results of operations and financial condition. Product development delays may cause our revenue to decrease and the price of our stock to fall. We may not be able to develop, manufacture and market new products or product enhancements in a timely manner that achieve market acceptance. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

     - changing OEM product specifications;

     - difficulties in hiring and retaining necessary personnel;

     - difficulties in reallocating engineering resources and overcoming resource limitations;

     - difficulties with independent contractors;

     - changing market or competitive product requirements; and

     - unanticipated engineering complexities.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG AND WE MAY INCUR SUBSTANTIAL NON-RECOVERABLE EXPENSES AND DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT OCCUR WHEN ANTICIPATED OR AT ALL.

     OEMs and resellers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new solutions that include our products. This evaluation process is lengthy and may range from six months to one year or more. This process is complex and may require significant sales, marketing and management efforts on our part. This process becomes more complex as we simultaneously qualify our products with multiple customers. As a result, we may expend significant resources to develop customer relationships before we recognize any revenue from these relationships.

FAILURE TO MANAGE OUR OEM AND RESELLER RELATIONSHIPS AND EXPAND OUR DISTRIBUTION CHANNELS COULD SIGNIFICANTLY REDUCE OUR REVENUE.

     We rely on OEMs and resellers to distribute and sell our products. Our success depends substantially on our ability to initiate, manage and expand our relationships with OEMs, our ability to attract additional resellers and the sales efforts of these OEMs and resellers. Our failure to manage and expand our relationships with OEMs and resellers, or their failure to market our products effectively, could substantially reduce our revenue and seriously harm our business.

ANY FAILURE BY US TO SUCCESSFULLY EXECUTE OUR DISTRIBUTION STRATEGY WILL NEGATIVELY IMPACT OUR REVENUE.

     Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through OEMs and resellers, as well as expanding our field sales organization. Our failure to execute this strategy successfully could limit our ability to grow or sustain revenue. Furthermore, as we expand our sales to resellers, we may increase our selling costs as these parties generally require a higher level of customer support than our OEMs. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Many of our resellers also sell products that compete with our products. We cannot assure you that our resellers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our failure to successfully manage our reseller relationships or their failure to sell our products could reduce our revenue.

     In order to support and develop opportunities for our indirect distribution channels, we plan to expand our field sales and support staff significantly. We cannot assure you that this expansion will be successfully completed, that the cost of this expansion will not exceed the incremental revenue generated or that our expanded field sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our field sales and support staff would have a material adverse effect on our ability to grow and increase revenue.

IF WE DO NOT SUCCESSFULLY COMPLETE THE TRANSITION OF OUR PRODUCT MANUFACTURING TO K*TEC ELECTRONICS, OUR BUSINESS MAY SUFFER.

     We rely on outside contract manufacturing firms, K*TEC Electronics, a division of Kent Electronics, and Solectron Corporation, to manufacture our products. Currently K*TEC manufactures our switches, hubs and GBIC transceivers, and Solectron manufactures our GLM transceivers. We are in the process of transitioning all GLM manufacturing to K*TEC. Our failure to manage this transition effectively may disrupt the manufacture of our products. Any difficulties or disruptions in the manufacture of our products could prevent us from making timely customer deliveries and result in lost opportunities and reduced revenue.

THE LOSS OF K*TEC, THE FAILURE TO FORECAST ACCURATELY DEMAND FOR OUR PRODUCTS OR TO MANAGE SUCCESSFULLY OUR RELATIONSHIP WITH K*TEC WOULD NEGATIVELY AFFECT OUR BUSINESS.

     Once the transition to K*TEC is complete, as we expect it to be in the second half of 1999, we will rely exclusively on K*TEC to manufacture, store and ship our products. We share K*TEC's manufacturing capacity with numerous companies whose manufacturing needs may conflict with ours. If K*TEC is unable or unwilling to complete production runs for us in the future, or experiences any significant delays in completing production runs or shipping our products, the manufacturing and sale of our products would be temporarily suspended. We have in the past experienced delivery problems based on capacity constraints for production test and material supply. As our product volume requirements increase, we may find it necessary to augment our manufacturing capacity by exploring new subcontract manufacturers. We may not be successful in finding qualified manufacturers that meet our needs. An interruption in supply of our products, or additional costs incurred to qualify and shift production to an alternative manufacturing facility, would significantly harm our business, results of operations and financial condition.

     K*TEC is not obligated to supply products for us, except as may be provided in a particular purchase order that K*TEC has accepted. We place purchase orders with K*TEC based on periodic forecasts. While most of the materials used in our products are standard products, some are proprietary and/or sole-source and require extended lead times. Our business will be adversely affected if we are unable to accurately forecast demand for our products and manufacturing capacity or if materials are not available at K*TEC to meet the demand. Lead times for materials and components vary significantly and depend on the specific supplier, contract terms and demand for a component at a given time. We also may experience shortages of components from time to time, which could delay the manufacture of our products.

     We plan to regularly introduce new products and product enhancements, which will require that we coordinate our efforts with K*TEC to rapidly achieve volume production. If we do not effectively manage our relationship with K*TEC, or if K*TEC experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed and our competitive position and reputation could be harmed. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required to or choose to change contract manufacturers, we may lose revenue and damage our customer relationships.

WE MAY LOSE SALES IF OUR SOLE SOURCE SUPPLIERS FAIL TO MEET OUR NEEDS.

     We currently purchase several key components from single sources. We depend on single sources for our vertical cavity surface emitting lasers, or VCSELs, our application specific integrated circuits, or ASICs, and our microprocessors. VCSELs are laser components that maintain a high quality signal and consume a low amount of power. ASICs are custom designed computer chips that perform specific functions very efficiently. In addition, we license from a third party software that is incorporated into our switches and hubs. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business, results of operations and financial condition would be materially adversely affected. For a more complete discussion of our supplier arrangements, see "Business -- Manufacturing" on page 40.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our business and operating results.

A DECREASE IN THE SELLING PRICES OF PRODUCTS WOULD REDUCE OUR REVENUE AND GROSS MARGINS.

     As the markets for SAN interconnect products mature, it is likely that the average unit prices of our products will decrease in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. If our efforts to reduce the cost of our products through manufacturing efficiencies, design improvements and cost reductions, as well as through increased sales of higher margin products are not successful, our revenue and gross margins will decline, significantly harming our operating results and financial condition which may cause our stock price to drop.

UNDETECTED SOFTWARE OR HARDWARE DEFECTS COULD INCREASE OUR COSTS AND REDUCE OUR REVENUE.

     SAN interconnect products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and problems may be found from time to time in our existing, new or enhanced products. Our products incorporate components manufactured by third parties. We have in the past experienced difficulties with quality and reliability of components obtained from third parties and we could experience similar problems in the future. In addition, our products are integrated with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

IF WE FAIL TO SUCCESSFULLY DEVELOP THE VIXEL BRAND, OUR REVENUE MAY NOT GROW AND OUR STOCK PRICE MAY FALL.

     We believe that establishing and maintaining the Vixel brand is a critical aspect of our efforts to maintain and develop strategic OEM and reseller relationships, and that the importance of brand recognition will increase due to the growing number of vendors of SAN interconnect products. Our failure to successfully develop our brand may prevent us from growing our revenue, which could cause the price of our stock to fall. We intend to increase our spending on programs, including advertising campaigns and marketing events, to create and maintain brand loyalty among our customers. If we do not generate a corresponding increase in our revenue as a result of our branding efforts or otherwise fail to promote our brand successfully, or if we incur excessive expenses in an attempt to promote and maintain the Vixel brand, our business, results of operations and financial condition may be materially adversely affected. In addition, if our OEMs, resellers and end users of our SAN interconnect products do not perceive our products to be of high quality, or if we introduce new products or technologies that are not accepted by the market, the value of the Vixel brand will decline and our business will suffer.

OUR MANAGEMENT TEAM IS NEW AND MAY NOT BE ABLE TO WORK TOGETHER SUCCESSFULLY WHICH COULD HARM OUR BUSINESS.

     Our success depends to a significant degree upon the continued joint contributions of our key management, many of whom we only recently hired. In April 1999, we hired a new president and chief executive officer, James M. McCluney, and in September 1998, we hired a chief financial officer, Kurtis L. Adams. Other members of our management team also joined us only recently. Because of the limited time in which our management team has been working together, we cannot assure you that management will be able to work effectively as a team.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE SUCCESSFUL.

     We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and operations personnel. In particular, we will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product line. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these key employees could have a material adverse effect on our business, results of operations and financial condition.

     We are seeking additional sales and marketing personnel. Competition for qualified sales and marketing personnel is intense and we might not be able to hire the kind and number of sales and marketing personnel we are targeting. Unless we expand our sales and marketing force, we may not be able to increase our revenue or extend our brand awareness. We also have a small customer service and support organization and will need to increase our staff to support new OEMs and resellers and the expanding needs of our existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of SAN interconnect products.

     The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We may be subject to claims of this type in the future as we seek to hire qualified personnel and some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE HAVE EXPERIENCED A PERIOD OF RAPID GROWTH, AND IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE THIS AND FUTURE GROWTH, OUR BUSINESS MAY SUFFER.

     We have experienced a period of rapid growth, which has placed and continues to place a significant strain on our resources. Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting, material planning and financial reporting, which may result in fluctuations in our operating results and cause the price of our stock to decline. We plan to continue to expand our operations significantly. This growth will place a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. Our key personnel have limited experience managing this type of growth. If we cannot manage growth effectively, our business could suffer.

OUR PRODUCTS MUST COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS, AND IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING STANDARDS, OUR BUSINESS WILL SUFFER.

     The market for SAN products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. All components of a SAN must utilize the same standards in order to operate together. Our products comprise only a part of an entire SAN and we depend on the companies that provide other components, many of which are significantly larger than we are, to support industry standards as they evolve. The failure of these providers to support these industry standards could negatively impact market acceptance of our products.

     In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop also will be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES SIGNIFICANTLY, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.

     Our revenue from international sales represented 17.9% of our total revenue for both the six months ended July 4, 1999 and fiscal 1998. Prior to 1998, we derived less than 5% of our total annual revenue from international sales. We plan to expand our international sales activities significantly. In 1999 and 2000, we intend to expand our sales activities in Europe and Asia. Our international sales growth will be limited if we are unable to establish relationships with international distributors, establish foreign operations, effectively manage international sales channels, hire additional personnel and develop relationships with service organizations. We cannot be certain that we will be able to establish, generate and build market demand for our products internationally. Our international operations will be subject to a number of risks, including:

     - increased complexity and costs of managing international operations;

     - multiple protectionist, conflicting and changing governmental laws and regulations;

     - reduced or limited protections of intellectual property rights; and

     - political and economic instability.

     These factors and others could harm future sales of our products to international customers which would negatively impact our business and operating results. To date, none of our international revenue and costs has been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. In the future, a portion of our international revenue may be denominated in foreign currencies, including the Euro, which would subject us to risks associated with foreign currency fluctuations.

     Our SAN interconnect products are subject to U.S. Department of Commerce export control restrictions. Neither we nor our customers may export those products without obtaining an export license. These U.S. export laws also prohibit the export of our SAN interconnect products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than are we or our customers. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. The sale of our SAN interconnect products could be harmed by our failure or the failure of our customers to obtain the required government licenses or by the costs of compliance.

OUR INTELLECTUAL PROPERTY PROTECTION MAY PROVE TO BE INADEQUATE WHICH COULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE.

     We believe that our continued success depends on protecting our proprietary technology. We currently rely on a combination of patents, copyrights, trademarks, trade secrets and contractual provisions to establish and protect our intellectual property rights. In addition, we also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain any of our technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States or at all.

THIRD-PARTY CLAIMS OF INFRINGEMENT OF THEIR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR BUSINESS.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We occasionally receive communications from third parties alleging patent infringement, and there always is the chance that third parties may assert infringement claims against us. For example, we recently settled claims of patent infringement related to our transceivers, which require us to make future payments. We established a reserve for these payments in the fourth quarter of fiscal 1998. Future patent infringement disputes, with or without merit, could result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses would be available or that they could be obtained on commercially reasonable terms. If we fail to obtain these royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations and financial condition would be materially adversely affected.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

     We expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. If we make any future purchases, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities.

     These purchases also involve numerous risks, including:

     - problems assimilating the purchased operations, technologies or products;

     - unanticipated costs associated with the acquisition;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - incorrect estimates made in the accounting for acquisitions;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees of purchased organizations.

OUR FAILURE AND THE FAILURE OF OUR SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD HARM OUR BUSINESS.

     The year 2000 computer issue creates risks for us. Failure of our products to recognize date information correctly when the year changes to 2000 could result in significant decreases in market acceptance of our products, increases in warranty claims and legal liability for defective software. We have not tested our products in every possible computer environment, and therefore our products may not be fully year 2000 compliant. Our internal year 2000 compliance review is focused on reviewing our internal computer information and security systems for year 2000 compliance, and developing and implementing remedial programs to resolve year 2000 issues in a timely manner. Additionally, we are contacting our third party suppliers and requesting their assurances that their systems are year 2000 compliant.

     If our suppliers, vendors, major distributors and partners fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any year 2000 failures will harm us. We believe our year 2000 worst case scenario would be the failure of a sole or limited source supplier to be year 2000 compliant. The failure of one of these suppliers to be year 2000 compliant could seriously interrupt our manufacturing process, which could substantially reduce our revenue.

     As we have not yet completed our year 2000 assessment, we have not developed a contingency plan. We anticipate that our full year 2000 review, necessary remedial actions and contingency plan will be substantially complete by the end of November 1999. To date our year 2000 costs primarily have been driven by the cost of our personnel conducting the year 2000 compliance review. We estimate that the costs of completing any required modifications, upgrades or replacements of our internal systems will not exceed $280,000, almost all of which we believe will be or has been incurred during fiscal 1999. However, this amount may increase as we identify and address remaining issues.

     Additionally, our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation may reduce funds available to purchase our products. Therefore, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue.

MANAGEMENT CAN SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH OUR STOCKHOLDERS MAY
NOT AGREE.

     Except for the promissory note and accrued interest totaling $2.0 million which we are required to pay to Western Digital upon completion of this offering, our management will be able to spend the remaining net proceeds from this offering in ways with which our stockholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

OUR PRINCIPAL STOCKHOLDERS WILL EXERCISE SIGNIFICANT CONTROL OVER VIXEL AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS.

     Upon completion of this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 37.9% of our outstanding common stock. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF VIXEL AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

     - limiting the persons who may call special meetings of stockholders; and

     - prohibiting stockholder actions by written consent.

     Other provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us. The market price of our common stock after the offering may vary from the initial public offering price. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - actual or anticipated fluctuations in our operating results;

     - losses of our key OEMs;

     - changes in financial estimates by securities analysts;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock in the future.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance. You should read the "Underwriting" section on page 63 for a more complete discussion of the factors considered in determining the initial public offering price of our common stock.

WE MAY NOT BE ABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS, LIMITING OUR ABILITY TO GROW.

     We believe that the net proceeds of this offering, after repayment to Western Digital of a promissory note and accrued interest totaling $2.0 million, together with our existing cash balances, credit facilities and the cash flow we expect to generate from future operations, will be sufficient to meet our capital requirements at least through the next 12 months. However, we may need, or could elect, to seek additional funding prior to that time. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. Further, if we issue equity securities, existing stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated funding requirements.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. The 4,300,000 shares sold in this offering will be freely tradable. The other 17,982,251 shares outstanding as of August 26, 1999 will be restricted securities as defined in Rule 144 of the Securities Act. Approximately 16,225,486 shares that are not subject to any repurchase option will be freely tradable beginning 180 days after the effective date of this offering, and the remainder of these will become freely tradable at various later times. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the book value per share of our outstanding common stock. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $15.33 in the book value per share of our common stock from the price you pay for our common stock.

               YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                     BECAUSE THEY ARE INHERENTLY UNCERTAIN

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "expects," "future," "intends," "plans" and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, financial condition and stock price.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 4,300,000 shares of common stock we are offering are estimated to be $70.8 million, or $81.6 million if the underwriters' option to purchase additional shares is exercised in full, based upon the initial public offering price of $18.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     We will use $2.0 million of the net proceeds to repay a 8.69% promissory note and accrued interest due Western Digital. We currently expect to use the remaining net proceeds for working capital and general corporate purposes. We currently intend to use the remaining net proceeds for working capital and general corporate purposes, including to continue expanding and enhancing our sales and marketing operations, to continue expanding our product offerings and for capital expenditures made in the ordinary course of business. We have not yet determined our expected use of these proceeds but we currently anticipate that we will incur at least $12.0 million in research and development expenses and $14.0 million in selling, general and administrative expenses over the next twelve months. Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts, marketing and sales activities and the amount of cash generated by our operations. We may find it necessary or advisable to use portions of the proceeds for other purposes. We may also use the net proceeds for the repayment of corporate indebtedness which might include the early repayment of a $7.5 million promissory note due to Greyrock Capital on September 30, 2000. The promissory note bears interest at the London inter-bank offer rate, or LIBOR, plus 4.75% and represents the entire amount due Greyrock Capital under our term loan agreement. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses. However, we have no present commitments or agreements to make any such acquisitions. Our management will have broad discretion concerning the allocation and use of the net proceeds of the offering to be received by us. Pending such uses, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our board of directors. In addition, we have entered into agreements with creditors which restrict our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 4, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock, which includes 894,333 shares of preferred stock issuable upon exercise of warrants, into 13,259,554 shares of common stock; and

     - on a pro forma as adjusted basis to reflect the sale of the common stock in this offering at an initial public offering price of $18.00 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

     The pro forma and pro forma as adjusted information set forth below is unaudited and should be read in conjunction with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                        AS OF JULY 4, 1999
                                                          -----------------------------------------------
                                                                                             PRO FORMA
                                                            ACTUAL         PRO FORMA        AS ADJUSTED
                                                          -----------     ------------     --------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Long-term obligations and noncurrent portion of capital
  leases................................................   $ 12,223         $ 12,223          $ 10,223
Redeemable preferred stock, $.001 par value; 4,623,482
  shares authorized, 4,529,221 shares issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, pro forma and pro forma as adjusted......     20,101               --                --
                                                           --------         --------          --------
Stockholders' (deficit) equity..........................
  Preferred stock, $.001 par value, 15,536,522 shares
     authorized, 14,465,777 shares issued and
     outstanding, actual; no shares issued or
     outstanding, pro forma and pro forma as adjusted...         14               --                --
  Common stock, $.0015 par value, 30,000,000 shares
     authorized, 4,669,449 shares issued and
     outstanding, actual; 17,929,003 shares issued and
     outstanding, pro forma; 22,229,003 shares issued
     and outstanding, pro forma as adjusted.............          7               27                33
  Additional paid-in capital............................     51,231           72,444           143,220
  Deferred compensation.................................     (7,787)          (7,787)           (7,787)
  Notes receivable from stockholders....................     (5,246)          (5,246)           (5,246)
  Treasury stock, at cost; 66,666 shares................        (50)             (50)              (50)
  Accumulated deficit...................................    (66,098)         (66,098)          (66,098)
                                                           --------         --------          --------
     Total stockholders' (deficit) equity...............    (27,929)          (6,710)           64,072
                                                           --------         --------          --------
       Total capitalization.............................   $  4,395         $  5,513          $ 74,295
                                                           ========         ========          ========

     The outstanding share information in the table above is as of July 4, 1999 and excludes:

     - 2,217,179 shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.55 per share;

     - 418,754 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $9.79 per share; and

     - 1,973,230 shares available for future issuance under our equity incentive plans.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. In the table below, we have calculated net tangible book value per share by dividing the net tangible book value, total assets less intangible assets and total liabilities, by the number of outstanding shares of common stock. If you elect to participate in this offering, you will pay $18.00 per share, the initial public offering price, which substantially exceeds $2.67 per share, which is the per share value of our tangible assets after subtracting our liabilities. Additionally as detailed below, new investors purchasing shares in this offering at the initial public offering price will contribute 60.3% of the total consideration paid to us but will own only 19.3% of our shares.

     As of July 4, 1999, our pro forma net tangible book value was approximately $(11.3) million, or $(.63) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding. Without taking into account any other changes in net tangible book value after July 4, 1999, other than to give effect to the receipt by us of the net proceeds from the sale of the 4,300,000 shares of common stock offered by us at an initial public offering price of $18.00 per share, our pro forma net tangible book value at July 4, 1999 would have been approximately $59.4 million, or $2.67 per share. This represents an immediate increase in net tangible book value of $3.30 per share to existing stockholders and an immediate dilution of $15.33 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution.

Initial public offering price per share.....................          $18.00
  Pro forma net tangible book value per share as of July 4,
     1999...................................................  $(.63)
  Increase per share attributable to new investors..........   3.30
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................            2.67
                                                                      ------
Dilution per share to new investors.........................          $15.33
                                                                      ======

     The following table summarizes on a pro forma basis, as of July 4, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares of common stock in this offering. The information presented is based upon the initial public offering price of $18.00 per share, before deducting estimated underwriting discounts and commissions and our estimated offering expenses.

                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    ---------------------    -----------------------    AVERAGE PRICE
                                      NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                    ----------    -------    ------------    -------    -------------
Existing stockholders.............  17,929,003      80.7%    $ 51,017,000      39.7%       $  2.85
New investors.....................   4,300,000      19.3       77,400,000      60.3          18.00
                                    ----------     -----     ------------     -----
Total.............................  22,229,003     100.0%    $128,417,000     100.0%
                                    ==========     =====     ============     =====

     The information presented above with respect to existing stockholders assumes the conversion of 19,889,331 shares of preferred stock, which includes 894,333 shares of preferred stock issuable upon exercise of warrants, into 13,259,554 shares of common stock. This information is as of July 4, 1999 and excludes:

     - 2,217,179 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $2.55 per share;

     - 418,754 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $9.79 per share; and

     - 1,973,230 shares of common stock available for future issuance under our equity incentive plans.

     The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. For a complete discussion of these options and warrants, see "Management -- Employee Benefit Plans" on page 48 and note 1 to our financial statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. We derived the statement of operations data for the fiscal years ended December 29, 1996, December 28, 1997 and January 3, 1999, and balance sheet data as of December 28, 1997 and January 3, 1999, from the audited financial statements in this prospectus. The statement of operations data for the fiscal years ended December 31, 1994 and 1995 and the selected balanced sheet data set forth below for us as of December 31, 1994, December 31, 1995 and December 29, 1996 is derived from our audited financial statements not included in this prospectus. Those financial statements were audited by PricewaterhouseCoopers, LLP, independent accountants. We derived the statement of operations data for the six months ended June 28, 1998 and July 4, 1999 and balance sheet data as of July 4, 1999 from the unaudited financial statements included in this prospectus. The historical unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information contained in them. The results of operations for the six months ended July 4, 1999 are not necessarily indicative of results expected for the full fiscal year 1999 or future results. Net loss available to common stockholders shown below includes our net loss, as well as the accretion related to our redeemable preferred stock.

                                                                        FISCAL YEAR ENDED                      SIX MONTHS ENDED
                                                       ----------------------------------------------------   -------------------
                                                       DEC. 31,   DEC. 31,   DEC. 29,   DEC. 28,   JAN. 3,    JUNE 28,   JULY 4,
                                                         1994       1995       1996       1997       1999       1998       1999
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
STATEMENT OF OPERATIONS:
Revenue:
  SAN systems........................................   $   --    $    --    $    163   $  3,282   $ 13,389   $  6,557   $ 10,806
  Components and other...............................    1,713        399       6,778     19,501     26,056     14,677     11,253
                                                        ------    -------    --------   --------   --------   --------   --------
        Total revenue................................    1,713        399       6,941     22,783     39,445     21,234     22,059
Cost of revenue......................................      448        521       7,342     19,047     36,199     16,732     15,673
                                                        ------    -------    --------   --------   --------   --------   --------
Gross profit (loss)..................................    1,265       (122)       (401)     3,736      3,246      4,502      6,386
                                                        ------    -------    --------   --------   --------   --------   --------
Operating expenses:
  Research and development...........................      537      1,678       4,474      9,360     11,110      5,249      6,233
  Acquired in-process technology.....................       --         --       8,633         --      5,118      5,118         --
  Selling, general and administrative................      961        967       3,549      7,629     14,521      6,237      6,664
  Amortization and writedown of goodwill and
    intangibles......................................       --         --         167        222      2,057        611        680
  Amortization of deferred compensation..............       38         38          36         50         --         --      1,783
                                                        ------    -------    --------   --------   --------   --------   --------
        Total operating expenses.....................    1,536      2,683      16,859     17,261     32,806     17,215     15,360
                                                        ------    -------    --------   --------   --------   --------   --------
Loss from operations.................................     (271)    (2,805)    (17,260)   (13,525)   (29,560)   (12,713)    (8,974)
Other (expense) income...............................     (135)      (154)       (392)      (234)     8,327      8,783       (882)
                                                        ------    -------    --------   --------   --------   --------   --------
Net loss.............................................   $ (406)   $(2,959)   $(17,652)  $(13,759)  $(21,233)  $ (3,930)  $ (9,856)
                                                        ======    =======    ========   ========   ========   ========   ========
Net loss available to common stockholders............   $ (406)   $(2,959)   $(17,693)  $(13,955)  $(21,424)  $ (4,029)  $ (9,954)
                                                        ======    =======    ========   ========   ========   ========   ========
Basic and diluted net loss per share.................   $(0.12)   $(26.47)   $ (56.87)  $ (18.90)  $  (8.77)  $  (1.99)  $  (2.83)
                                                        ======    =======    ========   ========   ========   ========   ========
Weighted-average shares outstanding..................    3,389        112         311        738      2,444      2,020      3,518
                                                        ======    =======    ========   ========   ========   ========   ========
Pro forma net loss available to common stockholders
  (unaudited)........................................                                              $(21,233)             $ (9,856)
                                                                                                   ========              ========
Pro forma basic and diluted net loss per share
  (unaudited)........................................                                              $  (1.42)             $   (.61)
                                                                                                   ========              ========
Pro forma weighted-average shares outstanding
  (unaudited)........................................                                                14,921                16,181
                                                                                                   ========              ========

                                                                  DEC. 31,   DEC. 31,   DEC. 29,   DEC. 28,   JAN. 3,    JULY 4,
                                                                    1994       1995       1996       1997       1999       1999
                                                                  --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents......................................   $   202    $  7,883   $ 19,883   $  3,776   $  3,841   $    595
Investments....................................................        --          --         --         --      2,490      2,563
Working capital (deficit)......................................       746       7,959     18,477      2,352        285     (8,037)
Total assets...................................................     4,923      12,318     29,374     19,934     28,165     25,169
Long-term obligations and noncurrent portion of capital
  leases.......................................................     3,149       2,056      6,012      6,057     13,856     12,223
Mandatorily redeemable preferred stock.........................        --          --     19,327     19,523     19,993     20,101
Total stockholders' equity (deficit)...........................       818       8,980    (18,937)   (14,030)   (19,924)   (27,929)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of comprehensive interconnect solutions for use in SANs. Our portfolio of Fibre Channel products, including our SAN management software, fabric switches, arbitrated loop hubs and transceivers, is fully interoperable and designed to perform in concert to address a wide variety of data and storage needs.

     We incorporated in Colorado in June 1991 under the name Photonics Research Incorporated and initially developed fiber optic components for data communications and related applications. In February 1995, we reincorporated in Delaware and changed our name to Vixel Corporation. In the first quarter of 1996, we acquired the Fibre Channel hub and transceiver product lines from Western Digital Corporation. In 1997 we began developing our SAN InSite software to manage our SAN interconnect solutions. In the first quarter of 1998, we acquired Arcxel Technologies, Inc., a developer of Fibre Channel switches. In early 1998, we sold our laser diode fabrication facility and gigabit Ethernet transceiver product line to Cielo Communications, Inc., and have since been focused exclusively on designing, developing and marketing our Fibre Channel SAN interconnect solutions.

     We derive substantially all of our revenue from the sale of SAN interconnect products, including switches, hubs and transceivers. We currently include our SAN InSite software with our switches and managed hubs, and we do not sell this software separately from our other products. We sell our products primarily to a limited number of OEMs. Sun Microsystems, Compaq Computer, Hewlett-Packard and Interphase represented 34.4%, 19.8%, 11.8% and 10.4% of our total revenue, respectively, for the six months ended July 4, 1999. In fiscal 1998, five OEMs accounted for 81.6% of our total revenue, with sales to Sun Microsystems and Hewlett-Packard accounting for 54.4% and 12.3% of our total revenue, respectively. No other individual customer represented more than 10.0% of our total revenue in either period. While we are seeking to diversify our customer base and expand the portion of our revenue which is derived from sales through various distribution channels, we anticipate that our operating results will continue to depend on volume sales to a relatively small number of OEMs. For the six months ended July 4, 1999 and fiscal 1998, only 3.1% and 4.6%, respectively, of our total revenue was derived from sales to distribution channel customers. We may not be successful in our efforts to diversify our customer base and the loss of one of our key customers could significantly reduce our total revenue.

     We currently have one distributor in North America and one in Japan. These distributors which sell our products to VARs and end users currently represent only a small percentage of our total revenue. We plan to expand our sales channels to include systems integrators, VARs and additional distributors in North America and Europe.

     We generally recognize revenue at the time of product shipment, unless we have future obligations for installation or when we ship product demonstration units. Revenue from products shipped with future installation obligations is recognized when we meet our future obligation. Revenue is not recognized on demonstration units unless the customer ultimately purchases the unit, and the related revenue is recognized at that time. Our agreement with our North American distributor provides for price protection and for stock rotation based on a percentage of shipments for the preceding quarter when an offsetting order is requested. Revenue for the percentage of shipments subject to these stock rotation rights is deferred until the stock rotation period has passed. We provide an allowance for price protection rights. We also maintain a reserve for product warranty costs based on a combination of historical experience and specifically identified potential warranty liabilities.

     Our gross profit as a percentage of total revenue is affected by the mix of products sold, sales channels and customers to which our products are sold. Our gross profit as a percentage of total revenue also is affected by fluctuations in manufacturing volumes and component costs, manufacturing costs charged by our contract manufacturers, new product introductions, changes in our product pricing and estimated warranty costs. We expect that average unit selling prices for our products will decline over time in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors and other factors. We seek to maintain gross profit as a percentage of total revenue by selling a higher percentage of higher margin products and reducing the cost of our products through manufacturing efficiencies, design improvements and cost reductions for components.

     We currently outsource our product manufacturing to two contract manufacturers, K*TEC Electronics, a division of Kent Electronics, and Solectron Corporation. We are in the process of moving all our product manufacturing to K*TEC, and we expect to complete this process in the second half of 1999. Our strategy with this transition is to reduce indirect costs associated with supplier management and performance tracking and to leverage the efficiencies of K*TEC's consolidated purchasing power and materials management capabilities to reduce average cost of goods sold. Our contract manufacturers also provide distribution and repair operations and most of our materials management. We purchase certain components directly from suppliers and resell them to our contract manufacturers at our cost and recognize no revenue from these transactions. We also outsource the manufacturing of our ASICs to third-party manufacturers that ship these components to K*TEC for assembly.

     In connection with the grant of stock options to employees during the first six months of fiscal 1999, we recorded deferred compensation of $9.6 million. Deferred compensation is presented as a reduction of stockholders' equity. The balance is expensed on a graded vesting method over the vesting period of the options. During the first six months of fiscal 1999, we recognized $1.8 million of the deferred compensation as compensation expense.

     Since our inception, we have incurred significant losses. As of January 3, 1999, we had operating loss carryforwards of $31.1 million for federal income tax purposes. These operating loss carryforwards expire on various dates through 2017. We have recorded a valuation allowance equal to the gross deferred tax asset balance because our accumulated deficit, history of recurring net losses and possible limitations on the use of carryforwards give rise to uncertainty as to whether the deferred tax assets are realizable. Further, these operating loss carryforwards could be subject to usage limitations due to changes in our ownership resulting from equity financings.

     As of July 4, 1999, we had an accumulated deficit of $66.1 million and we expect to continue to incur significant losses for the foreseeable future. We also expect to incur significant product development, sales and marketing and administrative expenses. We cannot be certain that we will ever realize sufficient revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

ACQUISITIONS AND DIVESTITURES

     In March 1996, we acquired the ModuLink business of Western Digital Corporation for a total purchase price of $11.3 million. This acquisition represented the start of our Fibre Channel business. At the time of the acquisition, ModuLink had one commercial transceiver product, a low-speed GLM, which represented a significant portion of our total revenue in 1996.

     Also at the time of this acquisition, in-process development projects included a full-speed GLM, a GBIC transceiver and an entry-level hub. Acquired in-process technology related to these projects was valued at $8.6 million, 76% of the total purchase price, and was expensed immediately. Of the total value of in-process technology approximately 30% was associated with the GLM project which was estimated to be 74% complete at the time of acquisition, approximately 46% with the GBIC project which was estimated to be 83% complete and approximately 24% with the entry-level hub which was estimated to be 75% complete. The value of the in-process technology related to each of these projects was determined by estimating the future net cash flows resulting from products anticipated to result from these projects and discounting the net cash flows to the date of acquisition using a discount rate of 25%. All of these projects subsequently resulted in commercialized products, including the Vixel 1000 entry-level hub. Combined with the low-speed GLM, these products have represented a significant portion of our total revenue through July 4, 1999. Since this acquisition, we have also developed our managed hub products, the Vixel 2000 and Vixel 2006, and our SAN InSite management software to manage these products.

     In February 1998, we acquired Arcxel Technologies, Inc. for a total purchase price of $14.8 million. Arcxel Technologies was a developer of Fibre Channel switches for the SAN market. We acquired this switch company to obtain products and technology to expand our total SAN interconnect portfolio of products to include management software, switches, managed hubs, entry-level hubs and transceiver products. At the time of the acquisition, Arcxel had just introduced its first product, a Fibre Channel switch. This product became our Vixel 4000 switch.

     Also at the time of the Arcxel acquisition, in-process development projects included an ASIC, a fabric switch and a switching hub. Both the fabric switch and the switching hub were being designed to use the in-process ASIC, which was the key technology being developed by Arcxel. Of the total value of the acquired in-process technology, approximately 74% was associated with the ASIC which was estimated to be 70% complete at the time of the acquisition, approximately 22% with the fabric switch which was estimated to be 27% complete and approximately 4% with the switching hub which was estimated to be 8% complete. The value of the in-process technology related to each of these projects was determined by estimating the future net cash flows resulting from products anticipated to result from these projects and discounting the net cash flows to the date of acquisition using a discount rate of 35%. Since this acquisition, we completed the development of the ASIC and the fabric switch, which became our Vixel 8100 product. The Vixel 8100 began generating revenue in the quarter ended July 4, 1999. Also, subsequent to the acquisition, we decided not to complete the development of the switching hub that was in process, rather we are devoting our resources to developing other fabric switches that will use the ASIC that was in development at the time of the acquisition.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of revenue, statement of operations data for the periods indicated:

                                                             FISCAL YEAR ENDED          SIX MONTHS ENDED
                                                       -----------------------------   -------------------
                                                       DEC. 29,   DEC. 28,   JAN. 3,   JUNE 28,    JULY 4,
                                                         1996       1997      1999       1998       1999
                                                       --------   --------   -------   --------    -------
                                                                                           (UNAUDITED)
Revenue:
  SAN systems........................................      2.3%     14.4%      33.9%     30.9%       49.0%
  Component and other................................     97.7      85.6       66.1      69.1        51.0
                                                        ------     -----      -----     -----       -----
          Total revenue..............................    100.0     100.0      100.0     100.0       100.0
Cost of revenue......................................    105.8      83.6       91.8      78.8        71.1
                                                        ------     -----      -----     -----       -----
Gross profit (loss)..................................     (5.8)     16.4        8.2      21.2        28.9
                                                        ------     -----      -----     -----       -----
Operating expenses:
  Research and development...........................     64.4      41.1       28.1      24.7        28.3
  Acquired in-process technology.....................    124.4        --       13.0      24.1          --
  Selling, general and administrative................     51.1      33.5       36.8      29.4        30.2
  Amortization and writedown of goodwill and
     intangibles.....................................      2.4       1.0        5.2       2.9         3.1
  Amortization of deferred compensation..............      0.5       0.2         --        --         8.1
                                                        ------     -----      -----     -----       -----
          Total operating expenses...................    242.8      75.8       83.1      81.1        69.7
                                                        ------     -----      -----     -----       -----
Loss from operations.................................   (248.6)    (59.4)     (74.9)    (59.9)      (40.8)
  Other (expense) income, net........................     (5.7)     (1.0)      21.1      41.4        (4.0)
                                                        ------     -----      -----     -----       -----
Net loss.............................................   (254.3)%   (60.4)%    (53.8)%   (18.5)%     (44.8)%
                                                        ======     =====      =====     =====       =====

SIX MONTHS ENDED JULY 4, 1999 COMPARED WITH SIX MONTHS ENDED JUNE 28, 1998

     Revenue. Total revenue for the six months ended July 4, 1999 was $22.1 million, an increase of $825,000 compared with $21.2 million in the six months ended June 28, 1998. Total revenue includes SAN systems revenue as well as component and other revenue. SAN systems revenue consists of revenue generated from our SAN switches and hubs. SAN systems revenue for the six months ended July 4, 1999 was $10.8 million, an increase of $4.2 million compared with $6.6 million in the six months ended June 28, 1998. This 64.8% increase was the result of an increase in sales of each of our switch and hub products.

     Component and other revenue consists of revenue generated from the sale of our GBIC and GLM transceivers, service revenue and other miscellaneous revenue. Component and other revenue in the six months ended July 4, 1999 was $11.3 million, a decrease of $3.4 million compared with $14.7 million in the six months ended June 28, 1998. Performance issues with our CD based transceiver products sold primarily in 1997 were identified in late 1998 and early 1999 and resulted in decreased purchases of our transceiver products in the six months ended July 4, 1999. We anticipate that our component revenue will continue to decrease as a result of our decision to focus our resources on our SAN systems as well as a result of our customers' perceptions of our transceiver performance problems. For a more complete discussion of the performance problems with our transceivers, see "Risk Factors -- A component used in our transceivers has experienced an abnormally high failure rate which has adversely affected and could in the future affect our sales" on page 3.

     Gross Profit. Cost of revenue includes the cost to acquire finished products from third party manufacturers of our products, expenses we incur related to inventory management, product quality testing and customer order fulfillment, and provisions for warranty expenses and inventory obsolescence. Gross profit in the six months ended July 4, 1999 was $6.4 million, an increase of $1.9 million, compared with $4.5 million in the six months ended June 28, 1998. Gross profit as a percentage of total revenue was 28.9% in the six months ended July 4, 1999 and was 21.2% in the six months ended June 28, 1998. The increases in both absolute dollars and percentage of total revenue reflect a change in our product mix, as sales of switch and hub products increased while sales of transceivers declined. Our switch and hub products generally have higher gross margins than our transceiver products. Our provisions for warranty expenses as a percentage of total revenue were 8.1% and 2.4% for the six month periods ended July 4, 1999 and June 28, 1998, respectively.

     Research and development expenses. Research and development expenses consist primarily of salaries and related expenses for personnel engaged in the design, development and sustaining engineering of our products, consulting and outside service fees, costs for prototype and test units and other expenses related to the design, development, testing and enhancements of our products. Research and development expenses in the six months ended July 4, 1999 were $6.2 million, an increase of $1.0 million compared with $5.2 million in the six months ended June 28, 1998. This increase was primarily the result of adding personnel to our ASIC and switch development teams.

     Acquired in-process technology. Acquired in-process technology in the six months ended June 28, 1998 related to our acquisition of Arcxel Technologies in February 1998. This acquired in-process technology was identified and valued at $5.1 million, 34.5% of the total purchase price, and was expensed immediately. The value of the acquired in-process technology was determined by estimating the stage of development of each in-process research and development project at the date of acquisition and estimating future net cash flows resulting from anticipated revenue generated from those projects, and then discounting the projected net cash flows to the date of acquisition.

     Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales, finance and information technology support functions, as well as professional fees, allowance for doubtful accounts receivable, trade shows and other marketing activities. Selling, general and administrative expenses in the six months ended July 4, 1999 were $6.7 million, an increase of $427,000, compared with $6.2 million in the six months ended June 28, 1998. This increase was primarily the result of hiring additional personnel during fiscal 1998 and the first six months of 1999.

     Amortization and writedown of goodwill and intangibles. Amortization of goodwill and intangibles in the six months ended July 4, 1999 was $680,000, an increase of $69,000, compared with $611,000 in the six months ended June 28, 1998. This increase was the result of amortization of goodwill and intangibles resulting from our acquisition of Arcxel Technologies in February 1998.

     Amortization of deferred compensation. Amortization of deferred compensation in the six months ended July 4, 1999 was $1.8 million as a result of stock options granted in that period for which we recorded deferred compensation of $9.6 million. We incurred no amortization of deferred compensation in the six months ended June 28, 1998.

     Other (expense) income, net. Other (expense) income, net, consists of the gain or loss on the sale of business divisions or product lines, interest income, interest expense and other miscellaneous income or expense. Other expense, net, in the six months ended July 4, 1999 was $882,000, compared with other income, net, of $8.8 million in the six months ended June 28, 1998. Other income, net, in the six months ended June 28, 1998, included a one-time $9.1 million gain on the sale of our laser diode fabrication laboratory and gigabit Ethernet transceiver product line to Cielo Communications.

FISCAL YEARS ENDED JANUARY 3, 1999, DECEMBER 28, 1997 AND DECEMBER 29, 1996

     Revenue. Total revenue was $39.4 million, $22.8 million and $6.9 million in fiscal 1998, 1997 and 1996, respectively. Our SAN systems revenue was $13.4 million, $3.3 million and $163,000 in fiscal 1998, 1997 and 1996, respectively. The 308.0% increase in SAN systems revenue in fiscal 1998 compared with fiscal 1997 was the result of increased sales of our entry-level hubs as well as revenue generated by our switch and managed hub products that were introduced during fiscal 1998. The 1,913.5% increase in revenue in fiscal 1997 compared with fiscal 1996 was the result of an increase in sales of our entry-level hub that was introduced in the second half of fiscal 1996.

     Component and other revenue was $26.1 million, $19.5 million and $6.8 million in fiscal 1998, 1997 and 1996, respectively. The 33.6% increase in fiscal 1998 compared with fiscal 1997 was primarily the result of an increase in sales of our transceiver products. The 187.7% increase in fiscal 1997 compared with fiscal 1996 was primarily the result of an increase in revenue from our transceiver products that were introduced in late fiscal 1996 and during fiscal 1997.

     Gross profit. Gross profit (loss) was $3.2 million, $3.7 million and $(401,000) in fiscal 1998, 1997 and 1996, respectively, representing 8.2%, 16.4% and (5.8)% of total revenue, respectively. The lower gross profit percentage in fiscal 1998 compared with fiscal 1997 was the result of recording an increase in our warranty provisions of $3.6 million during fiscal 1998 for our GBIC transceivers and a writedown in the fourth quarter of fiscal 1998 of developed technologies capitalized as part of our purchase of Arcxel Technologies. The increase in our warranty provisions in fiscal 1998 related to the estimated costs to repair or replace those transceiver products that contain lasers that are showing signs of faster deterioration than we historically have experienced. Indications of this problem were first noticed in late fiscal 1998 to early fiscal 1999. The improvement in gross profit as a percentage of revenue in fiscal 1997 compared with fiscal 1996 was primarily due to efficiencies achieved from an increased volume of product shipped. Our provisions for total warranty expenses as a percentage of total revenue were 11.0% and 1.3% in fiscal 1998 and 1997, respectively. There was no provision for warranty cost or warranty expenses in fiscal 1996.

     Research and development expenses. Research and development expenses were $11.1 million, $9.4 million and $4.5 million in fiscal 1998, 1997 and 1996, respectively, representing 28.1%, 41.1% and 64.4% of total revenue, respectively. The increase in research and development expenses in fiscal 1998 compared with fiscal 1997 primarily was due to increased development costs relating to our management software, switch and managed hub products. This increase partially was offset by a $4.9 million reduction in research and development expenses as a result of the sale of our laser diode fabrication facility and gigabit Ethernet transceiver product line to Cielo Communications in February 1998. The increase from fiscal 1996 to 1997 primarily was the result of increased costs relating to the development of our management software and hub products.

     Acquired in-process technology. Acquired in-process technology expenses in fiscal 1998 related to our acquisition of Arcxel Technologies in February 1998. This acquired in-process technology was identified and valued by an independent third party at $5.1 million, 34.5% of the total purchase price, and was expensed immediately. Acquired in-process technology expenses in fiscal 1996 related to our acquisition of the ModuLink operations of Western Digital in March 1996. This acquired in-process technology was valued by an independent third party at $8.6 million, 76.4% of the total purchase price, and was expensed immediately. The value of acquired in-process technology was determined by estimating future net cash flows resulting from products anticipated to result from the in-process projects and discounting the net cash flows to the date of acquisition.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $14.5 million, $7.6 million and $3.5 million in fiscal 1998, 1997 and 1996, respectively, representing 36.8%, 33.5% and 51.1% of total revenue, respectively. The increases in absolute dollars in fiscal 1998 compared with fiscal 1997 and fiscal 1997 compared with fiscal 1996 were primarily related to increases in sales, marketing and administrative personnel to support our revenue growth. In addition, fiscal 1998 expenses increased in absolute dollars and as a percentage of revenue as compared with fiscal 1997 as a result of expenses we recognized in fiscal 1998 in connection with our defense and settlement of certain patent lawsuits.

     Amortization and writedown of goodwill and intangibles. Amortization and writedown of goodwill and intangibles in fiscal 1998, 1997 and 1996 were $2.1 million, $222,000 and $167,000, respectively, representing 5.2%, 1.0% and 2.4% of total revenue, respectively. The increase in fiscal 1998 compared with fiscal 1997 primarily was the result of amortization of goodwill and intangibles resulting from our acquisition of Arcxel Technologies in February 1998. In addition, the increase in fiscal 1998 compared with fiscal 1997 was the result of the write-off of goodwill associated with capitalized developed technology written down in fiscal 1998. The amounts amortized in fiscal 1997 and 1996 related to goodwill and intangibles resulting from our acquisition of the Fibre Channel hub and transceiver product lines from Western Digital in the first quarter of fiscal 1996.

     Amortization of deferred compensation. Amortization of deferred compensation in fiscal 1997 and 1996 was $50,000 and $36,000, respectively, which we recognized as a result of stock option grants to nonemployees. There was no amortization of deferred compensation recognized in fiscal 1998.

     Other (expense) income, net. Other income, net, was $8.3 million in fiscal 1998. Other expense, net, was $234,000 and $392,000 in fiscal 1997 and 1996, respectively. Other income, net, in fiscal 1998 included a one-time $9.1 million gain on the sale of our laser diode fabrication laboratory and gigabit Ethernet transceiver product line to Cielo Communications.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth statement of operations data for the ten quarters ended July 4, 1999, as well as the percentage of our total revenue represented by each item. This information has been derived from our unaudited financial statements. The unaudited quarterly information has been prepared on the same basis as our audited financial statements and includes all adjustments, consisting only of normal recurring accruals, that our management considers necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                  QUARTER ENDED
                                  ------------------------------------------------------------------------------
                                  MARCH 30,   JUNE 29,   SEPT. 28,   DEC. 28,   MARCH 29,   JUNE 28,   SEPT. 27,
                                    1997        1997       1997        1997       1998        1998       1998
                                  ---------   --------   ---------   --------   ---------   --------   ---------
                                                            (IN THOUSANDS, UNAUDITED)
Revenue:
  SAN systems...................   $    24    $   317     $ 1,186    $ 1,755     $ 2,753    $ 3,804     $ 2,475
  Components and others.........     3,036      4,698       5,362      6,405       7,870      6,807       5,393
                                   -------    -------     -------    -------     -------    -------     -------
        Total revenue...........     3,060      5,015       6,548      8,160      10,623     10,611       7,868
Cost of revenue.................     3,006      4,119       5,320      6,602       8,365      8,367       6,487
                                   -------    -------     -------    -------     -------    -------     -------
Gross profit (loss).............        54        896       1,228      1,558       2,258      2,244       1,381
                                   -------    -------     -------    -------     -------    -------     -------
Operating expenses:
  Research and development......     2,078      2,371       2,015      2,896       2,460      2,789       2,813
  Acquired in-process
    technology..................        --         --          --         --       5,118         --          --
  Selling, general and
    administrative..............     1,488      1,796       1,959      2,386       2,874      3,363       2,942
  Amortization and writedown of
    goodwill and intangibles....        56         55          57         54         230        381         369
  Amortization of deferred
    compensation................        12         12          13         13          --         --          --
                                   -------    -------     -------    -------     -------    -------     -------
        Total operating
          expenses..............     3,634      4,234       4,044      5,349      10,682      6,533       6,124
                                   -------    -------     -------    -------     -------    -------     -------
Operating loss..................    (3,580)    (3,338)     (2,816)    (3,791)     (8,424)    (4,289)     (4,743)
Other income (expense), net.....       130         68           7       (439)      8,926       (143)       (158)
                                   -------    -------     -------    -------     -------    -------     -------
Net (loss) income...............   $(3,450)   $(3,270)    $(2,809)   $(4,230)    $   502    $(4,432)    $(4,901)
                                   =======    =======     =======    =======     =======    =======     =======

                                          QUARTER ENDED
                                  -----------------------------
                                  JAN. 3,    APRIL 4,   JULY 4,
                                    1999       1999      1999
                                  --------   --------   -------
                                    (IN THOUSANDS, UNAUDITED)
Revenue:
  SAN systems...................  $  4,357   $ 4,306    $ 6,500
  Components and others.........     5,986     6,216      5,037
                                  --------   -------    -------
        Total revenue...........    10,343    10,522     11,537
Cost of revenue.................    12,980     7,529      8,144
                                  --------   -------    -------
Gross profit (loss).............    (2,637)    2,993      3,393
                                  --------   -------    -------
Operating expenses:
  Research and development......     3,048     3,101      3,132
  Acquired in-process
    technology..................        --        --         --
  Selling, general and
    administrative..............     5,342     3,045      3,619
  Amortization and writedown of
    goodwill and intangibles....     1,077       340        340
  Amortization of deferred
    compensation................        --       112      1,671
                                  --------   -------    -------
        Total operating
          expenses..............     9,467     6,598      8,762
                                  --------   -------    -------
Operating loss..................   (12,104)   (3,605)    (5,369)
Other income (expense), net.....      (298)     (443)      (439)
                                  --------   -------    -------
Net (loss) income...............  $(12,402)  $(4,048)   $(5,808)
                                  ========   =======    =======

                                                    AS A PERCENTAGE OF TOTAL REVENUE
                                   ------------------------------------------------------------------
                                   MARCH 30,   JUNE 29,   SEPT. 28,   DEC. 28,   MARCH 29,   JUNE 28,
                                     1997        1997       1997        1997       1998        1998
                                   ---------   --------   ---------   --------   ---------   --------
Revenue:
  SAN systems....................      0.8%       6.3%       18.1%      21.5%       25.9%      35.8%
  Components and others..........     99.2       93.7        81.9       78.5        74.1       64.2
                                    ------      -----       -----      -----       -----      -----
        Total revenue............    100.0      100.0       100.0      100.0       100.0      100.0
Cost of revenue..................     98.2       82.1        81.2       80.9        78.7       78.9
                                    ------      -----       -----      -----       -----      -----
Gross profit (loss)..............      1.8       17.9        18.8       19.1        21.3       21.1
                                    ------      -----       -----      -----       -----      -----
Operating expenses:
  Research and development.......     67.9       47.3        30.8       35.5        23.1       26.3
  Acquired in-process
    technology...................       --         --          --         --        48.2         --
  Selling, general and
    administrative...............     48.6       35.8        29.9       29.2        27.1       31.7
  Amortization and writedown of
    goodwill and intangibles.....      1.8        1.1         0.9        0.7         2.2        3.6
  Amortization of deferred
    compensation.................      0.4        0.2         0.2        0.2          --         --
                                    ------      -----       -----      -----       -----      -----
        Total operating
          expenses...............    118.7       84.4        61.8       65.6       100.6       61.6
                                    ------      -----       -----      -----       -----      -----
Operating loss...................   (116.9)     (66.5)      (43.0)     (46.5)      (79.3)     (40.5)
Other income (expense), net......      4.2        1.4         0.1       (5.4)       84.0       (1.3)
                                    ------      -----       -----      -----       -----      -----
Net (loss) income................   (112.7)%    (65.1)%     (42.9)%    (51.9)%       4.7%     (41.8)%
                                    ======      =====       =====      =====       =====      =====

                                       AS A PERCENTAGE OF TOTAL REVENUE
                                   ----------------------------------------
                                   SEPT. 27,   JAN. 3,   APRIL 4,   JULY 4,
                                     1998       1999       1999      1999
                                   ---------   -------   --------   -------
Revenue:
  SAN systems....................     31.5%      42.1%     40.9%      56.3%
  Components and others..........     68.5       57.9      59.1       43.7
                                     -----     ------     -----      -----
        Total revenue............    100.0      100.0     100.0      100.0
Cost of revenue..................     82.4      125.5      71.6       70.6
                                     -----     ------     -----      -----
Gross profit (loss)..............     17.6      (25.5)     28.4       29.4
                                     -----     ------     -----      -----
Operating expenses:
  Research and development.......     35.8       29.5      29.5       27.1
  Acquired in-process
    technology...................       --         --        --         --
  Selling, general and
    administrative...............     37.4       51.6      28.9       31.4
  Amortization and writedown of
    goodwill and intangibles.....      4.7       10.4       3.2        2.9
  Amortization of deferred
    compensation.................       --         --       1.0       14.5
                                     -----     ------     -----      -----
        Total operating
          expenses...............     77.9       91.5      62.6       75.9
                                     -----     ------     -----      -----
Operating loss...................    (60.3)    (117.0)    (34.2)     (46.5)
Other income (expense), net......     (2.0)      (2.9)     (4.2)      (3.8)
                                     -----     ------     -----      -----
Net (loss) income................    (62.3)%   (119.9)%   (38.4)%    (50.3)%
                                     =====     ======     =====      =====

     Our total revenue increased each quarter from the quarter ended March 30, 1997 through the quarter ended March 29, 1998, when our total revenue reached $10.6 million. Our SAN systems revenue increased in each quarter from the quarter ended March 30, 1997 through the quarter ended June 28, 1998. These increases were primarily the result of increased sales of our entry-level hub that was introduced in the second half of fiscal 1996. During the quarter ended September 27, 1998, our SAN systems revenue declined to $2.5 million, primarily as a result of decreases in purchases of our entry-level hub by Compaq and Sun during that quarter. In the quarter ended June 28, 1998, these two OEMs purchased larger volumes of products that filled some of their demand in the quarter ended September 27, 1998. The increase in SAN systems revenue in the quarter ended July 4, 1999 compared with the quarter ended April 4, 1999 was primarily the result of increases in sales of our switch and entry-level hub products.

     Our component and other revenue increased in each quarter from the quarter ended March 30, 1997 through the quarter ended March 29, 1998. These increases were primarily the result of increased sales to existing and new customers. Component and other revenue declined to $6.8 million in the quarter ended June 28, 1998, primarily as a result of a reduction in purchases by Hewlett-Packard. Component and other revenue continued to decline to $5.4 million in the quarter ended September 27, 1998, primarily as a result of Sun reducing its purchases of transceiver products. Component and other revenue in each of the next two quarters increased, but declined to $5.0 million in the quarter ended July 4, 1999, primarily as a result of some of our customers' perceptions regarding the reliability of our CD based transceivers. For a more complete discussion of the performance problems with our transceivers, see "Risk Factors -- A component used in our transceivers has experienced an abnormally high failure rate which has adversely affected and could in the future affect our sales" on page 3.

     Gross profit dollars and gross profit as a percentage of total revenue increased each quarter from the quarter ended March 30, 1997 to the quarter ended March 29, 1998, primarily as a result of volume efficiencies associated with increased revenue during these periods. Our gross profit was negative in the quarter ended January 3, 1999 as a result of recording a warranty provision of $3.6 million during the quarter for transceiver products shipped in prior quarters and the write-down of developed technology during the quarter. The increase in our warranty provision was for anticipated costs to repair or replace those transceivers that contain lasers that are showing signs of faster deterioration than expected.

     Research and development expenses generally have increased during the ten quarters presented as a result of increases in the number of personnel devoted to these activities. Quarterly fluctuations in research and development expenses have occurred primarily as a result of the timing of prototype purchases and outside contracting fees related to the development and testing of new products at various times.

     Selling, general and administrative expenses increased in each quarter from the quarter ended March 30, 1997 through the quarter ended June 28, 1998, primarily due to higher levels of staffing for sales, marketing and administrative functions to support our revenue growth. These expenses decreased in the quarter ending September 27, 1998, primarily as a result of decreased sales in that period. The substantial increase in selling, general and administrative expenses in the quarter ended January 3, 1999 reflects the cost of settling patent lawsuits and the cost related to the recruitment, relocation and termination of executive management personnel.

     Other income, net, in the quarters ended March 30, 1997, June 29, 1997 and September 28, 1997 resulted primarily from interest income on invested cash received from the sale of series E preferred stock in the fourth quarter of 1996. Other income, net, in the quarter ended March 29, 1998, included a one-time $9.1 million gain on the sale of our laser diode fabrication facility and gigabit Ethernet transceiver product line. Other expenses, net, in each of the other quarters of fiscal 1998 and 1999 primarily consisted of interest expense.

     Amortization and writedown of goodwill and intangibles increased in the quarter ended January 3, 1999 as a result of the writedown of goodwill associated with our decision to discontinue manufacturing a product using developed technology acquired through our purchase of Arcxel Technologies.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of liquidity at July 4, 1999 consisted of $3.2 million in cash and cash equivalents, a $2.5 million capital equipment lease line of credit and a working capital credit facility with a borrowing limit of the lesser of $7.5 million or 80.0% of eligible accounts receivable. As of July 4, 1999, we had utilized $723,000 under the capital equipment lease line. Borrowings under the capital equipment lease line of credit bear interest at 8.25% per annum, are payable ratably over a 36 month term and are secured by the fixed assets that we lease under the line of credit. As of July 4, 1999, $2.8 million borrowings were outstanding under the working capital credit facility. This working capital credit facility expires on September 30, 2000. At July 4, 1999, we had outstanding a $7.5 million note payable to a bank. This note is due on September 30, 2000. Both the working capital credit facility and the note payable bear interest at LIBOR, plus 4.75% (9.97% as of July 4, 1999).

     Since inception, we have financed our operations primarily through the sale of common stock and preferred stock with aggregate proceeds of approximately $29.8 million. Additionally, we have financed our operations through capital equipment lease lines, working capital credit facilities, notes payable and $6.9 million in net cash received from the sale of our laser diode fabrication facility and gigabit Ethernet product line.

     Cash utilized by operating activities was $5.3 million in the six months ended July 4, 1999, $9.2 million in fiscal 1998, $13.6 million in fiscal 1997 and $7.3 million in fiscal 1996. The cash utilized in each of these periods was due to net losses, as well as working capital required to fund our increased operations. Cash used in investing activities primarily consisted of capital expenditures of $1.7 million, $1.0 million and $535,000 in fiscal 1998, 1997 and 1996, respectively, and $1.3 million paid as part of the acquisition of Western Digital assets in fiscal 1996.

     We will use $2.0 million of the net proceeds to repay a promissory note and accrued interest due to Western Digital. We believe that after the repayment of this amount, the remaining net proceeds of this offering, together with our existing cash balances and available lines of credit, will be sufficient to meet our cash requirements at least through the next twelve months. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including our future revenue, the timing and extent of spending to support product development efforts and expansion of sales, general and administrative activities, the timing of introductions of new products, and market acceptance of our products. We cannot assure you that additional equity or debt financing, if required, will be available on acceptable terms or at all.

YEAR 2000 READINESS DISCLOSURE

     The year 2000 problem refers to the potential disruption of business activities caused by failures or miscalculations by computers, software and other equipment which are triggered by advancement of date records past the year 1999. For example, if software that uses the calendar year in computations is not ready for the millennium calendar change, it may recognize a date represented as "00" as the year 1900 rather than the year 2000.

     Products. Our products were designed so as not to affect date sensitive data, and we expect them to be year 2000 compliant when configured and used in accordance with the related documentation, provided that the host machine's underlying operating system and any other software used with or in the host machine or our products are also year 2000 compliant. We continue to respond to customer questions about our products on a case-by-case basis.

     We have tested our products and their third-party components for year 2000 compliance, but do not warrant the overall installation of our solutions because we cannot guarantee the compliance of other vendors' products. Our general purchase terms and conditions require that products and components supplied to us are year 2000 compliant. We have obtained and continue to seek written assurances from developers of products incorporated into our products that their products are year 2000 compliant. If we identify a material year 2000 compliance issue with a third party supplier, we will work with that supplier to resolve the issue or source the parts or services from a supplier that is year 2000 compliant. We believe all critical components of our products obtained from third-party suppliers are year 2000 compliant, and expect that we will be able to resolve any significant year 2000 problems in these components with them. We cannot be certain, however, that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve year 2000 problems with their systems could harm our business.

     Internal information technology systems. We expect to complete testing, modifying, upgrading and replacing existent critical internal information technology systems, including our own software products and third-party software and hardware technology, by November 1999. To the extent that we are not able to test the technology provided by third-party vendors, we have obtained and continue to seek written assurances from these vendors that their systems are year 2000 compliant. To date, we have identified one of our enterprise systems that utilizes a database system that will require an upgrade to be year 2000 compliant. This upgrade is currently available and anticipated to be installed in the early fall of 1999. Given the short time period between the completion of our compliance efforts and the end of the year, we may not have the time to implement solutions or such solutions may be costly or unavailable.

     Systems other than information technology systems. We are assessing the potential effect and costs of remediating the year 2000 problem on our office equipment and facilities, but are not aware of any significant operational year 2000 issues or costs associated with our non-information technology systems. The majority of the infrastructure of our offices has been constructed within the last three years. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in these systems.

     Most likely consequences of the year 2000 problem. A business disruption caused by the year 2000 problem could interrupt our operations and damage our relationships with our customers. An internal disruption or product failure unique to us could give our competitors a comparative advantage. Failure of our internal systems to be year 2000 ready could delay order processing, invoicing and developing products and could require us to devote significant resources to correcting such problems. Further, our customers' purchasing plans could be affected by year 2000 preparation and remediation of the need to expend significant resources to fix their existing systems. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue in the near future.

     Cost. We have funded our year 2000 plan from cash balances and separately have accounted for these costs. We estimate that the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $280,000, almost all of which we believe will be or has been incurred during fiscal 1999.

     Contingency Plans. We are developing contingency plans to be implemented if our efforts to identify and correct year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by November 1999. Depending on the systems affected and because of the short time period before the year 2000, these plans could be costly and might include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software;

     - increased work hours for our personnel; and

     - use of contract personnel to correct, on an accelerated schedule, any year 2000 problems that arise or to provide manual workarounds for information systems.

     The need to or cost of implementing any of these contingency plans could adversely affect our business.

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RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We are required to adopt SOP 98-1 for the fiscal year beginning on January 4, 1999. Our adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

     As of December 29, 1997, we adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. We had no material components of comprehensive income. The adoption of this statement has had no impact on our financial position, stockholders' equity (deficit), results of operations or cash flows. Accordingly, our comprehensive loss for fiscal 1998 is equal to our reported loss.

     The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. This statement is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of this statement did not have a material impact on the way we report information in our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material interest rate risk exposure. Therefore, no quantitative tabular disclosures are required.

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

                                    BUSINESS

OVERVIEW

     We are a leading provider, based on revenue and number of ports shipped, of comprehensive solutions in storage area networks, or SANs. SANs are networks that are specifically designed to interconnect computer systems and data storage devices. Our comprehensive SAN interconnect solutions consist of a variety of products that connect computers to data storage devices in a network configuration. Our products utilize the Fibre Channel protocol, which is an American National Standards Institute, or ANSI, defined standard for the transfer of information between computers and storage devices. Our Fibre Channel product portfolio consists of our SAN systems, which include our SAN management software and our switches and hubs, and other components, which include our transceivers. Our products enable data storage devices to connect to one or more computer systems and facilitate the reliable exchange of large amounts of data at high speeds. Our products are fully interoperable and designed to perform in concert so that customers can easily deploy a range of SAN configurations, from simple point-to-point connections to more complex high-performance networks. By offering and supporting the key components necessary to connect servers and storage, we enable our customers to turn to one vendor for their SAN interconnect needs. To date, we have shipped products representing over 500,000 ports to more than 30 OEMs and resellers, including Compaq Computer, Hewlett-Packard, IBM and Sun Microsystems.

INDUSTRY BACKGROUND

     Significant growth in enterprise data requirements

     In recent years there has been a significant increase in the volume of data created, processed and accessed throughout the enterprise. This growth has been fueled by the rapid expansion of the Internet, measured both by the number of users as well as the number of web-based corporate initiatives which require continuous access to critical business information 24 hours a day, seven days a week. Rapid growth of data-intensive applications, such as online transaction processing, e-commerce, Web hosting, data warehousing, data mining, enterprise resource management and the sharing of multimedia-based information, has dramatically increased the need for high-capacity, high-performance storage devices and systems. This demand is compounded when organizations create redundant sources of data to enable continuous error-free access to data. The growth in stored data has been facilitated by the continued decline in the cost per unit of storage capacity. We believe, based on a report that International Data Corporation, or IDC, an independent research firm, published in September 1998, that the worldwide volume of stored data should grow from approximately 116,000 terabytes in 1998 to approximately 1.4 million terabytes in 2002, representing a compound annual growth rate of over 85%.

     The need to support ever-increasing storage requirements presents enterprises with a number of significant challenges. As employees, customers and suppliers depend increasingly on data for fundamental business processes, storage systems and servers must handle greater volumes of input and output transactions, or I/Os. Additionally, many of the mission-critical applications utilized in the enterprise today require rapid access to massive amounts of data. These requirements have placed significant stress on current storage technology and software applications, many of which were not designed to handle large volumes of dispersed data. Also, as the number of storage devices increases, management of data becomes more complex. Organizations have attempted to address these storage challenges by devoting additional financial and personnel resources.

     Traditional server-to-storage connection solutions are inadequate and expensive

     Enterprises traditionally have attempted to support and manage storage requirements by linking single servers to dedicated storage devices through storage interfaces such as the small computer system interface, or SCSI, a technology that facilitates this captive connection. However, the most commonly-used SCSI-based storage architecture has significant constraints: it can connect a single server with only 15 devices; it supports transmission distances of only 25 meters; and it typically permits data transmission

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

speeds of only 40 or 80 megabytes per second, or MBps. Furthermore, SCSI-based storage devices are dependent on the servers to which they are attached, creating captive pockets of storage behind each server. This architecture increases the stress on the server through which all data must pass and results in loss of access to data if the server goes down. Some enterprises have responded to the limitations of SCSI by deploying more servers and more storage devices, but this response increases the complexity and cost of maintaining such storage systems.

     Development of Fibre Channel technology and storage area networks

     To address the limitations of traditional server-to-storage connections, a family of Fibre Channel standards was developed in the early 1990s to facilitate high-performance storage connectivity solutions. Fibre Channel technology enables data to be transferred from one network device to another, allowing any server to access any storage device on the network. The technology combines the connectivity and distance features of networking with the simplicity and reliability benefits of the channel, or the dedicated circuit that carries information to and from data storage devices. Merging network and channel technologies, Fibre Channel can carry storage as well as network traffic over the same physical connection. Furthermore, Fibre Channel is capable of supporting up to 15.5 million devices and transferring data across distances of 10 kilometers at speeds of 200 MBps. Fibre Channel also supports multiple protocols, including SCSI and Internet Protocol, or IP.

     The family of Fibre Channel standards has acquired broad industry support and has been implemented in network configurations known as storage area networks, or SANs. In a SAN, one or more storage devices are attached through connection points, known as ports, to an interconnecting device, commonly referred to as an interconnect. These interconnect devices include switches, hubs and transceivers. As shown below, typical Fibre Channel SAN configurations include point-to-point connections between two devices, an arbitrated loop for up to 126 devices or a switched network, or fabric, which can enable the connection of millions of devices.
Image:
The image consists of three components.
Component 1:
Title: The "Switched Fabric" title is in the top right corner of the image.
Description: Beneath the title is an image of a switch, to which run lines connecting the switch to a device labeled "Disks", two devices labeled "Storage Array", one device labeled a "Tape Library" and one device labeled a "Server". The Server is connected by a line to a local area network, labeled a "LAN". Component 2:
Title: The "Arbitrated Loop" title is located in approximately the middle of the image.
Description: Beneath the title is a hub. The hub is connected by three lines to three devices labeled "Storage Arrays", by one line to a device labeled "Tape Library" and by one line to a server labeled "Server", which is connected by a line to a local area network, labeled a "LAN."
Component 3:
Title: The "Point to Point" title is located in the lower left corner of the image.
Description: The image depicts one device labeled a "Storage Array" and one device labeled a "Server", which are connected by a line. Connecting the Storage Array to the line is a GLM transceiver, which is labeled as such. Connecting the Server to the line is a GLM transceiver, which is labeled as such. Above the line are the words "Optical Fiber".

                                   FIBREC #1

                                   FIBREC #2

                                   FIBREC #2
     These configurations allow SANs to meet a wide variety of storage and network requirements, from the smallest server-to-storage configuration to complex enterprise networks. By bringing networking capabilities into the storage environment, a SAN offers storage flexibility, fault tolerance, ease of

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

management and a lower cost of ownership. We believe, based on an IDC report that was published in January 1999, that worldwide revenue from SAN products should grow from approximately $2.5 billion in 1998 to over $13.3 billion in 2002, representing a compound annual growth rate of over 50%.

     Need for a comprehensive SAN solution

     Fibre Channel standards have been in place for over five years and the technology has been adopted by a broad customer base. However, the deployment of Fibre Channel-based SANs is still at an early stage. In order to meet exploding data requirements, enterprises typically have turned to multiple Fibre Channel vendors with point, or single, products. Furthermore, enterprises commonly have installed multiple SAN configurations provided by different solutions providers in different areas of their network. These mixed solutions and point products typically are managed by multiple, disparate software applications.

     These partial solutions offer some but not all of the benefits associated with Fibre Channel. They are often difficult to deploy and manage as a complete system and may not interoperate with other Fibre Channel devices. Also, the additional time needed to test and qualify these fragmented solutions results in delayed implementation. Furthermore, it may be difficult to integrate these systems with other enterprise management software and applications. As a result, enterprises that implement fragmented solutions may not be able to realize the full benefits of SANs. To handle increased data and performance requirements as well as growing network complexity, organizations are seeking comprehensive, integrated SAN management solutions that address a wide variety of data and storage needs. SAN solutions must accommodate a range of interconnect products that can interoperate with other products, be deployed easily and scale as the SAN grows, be managed under one management software solution and be robust enough to support mission-critical networks.

OUR FIBRE CHANNEL SAN SOLUTION

     We are a leading provider of comprehensive SAN interconnect solutions that utilize a variety of devices to connect computers to storage devices in a network configuration. We offer a broad portfolio, which includes our:

     - SAN management software;

     - fabric switches, devices that provide high-speed connections between multiple computers and storage devices;

     - managed hubs, devices that connect multiple computers and devices in a shared environment and can be controlled remotely;

     - entry-level hubs, devices that connect computers and devices without remote management functionality; and

     - transceivers, devices that are typically embedded in other Fibre Channel products to convert optical and electrical signals.

     Our comprehensive SAN interconnect solutions address the difficulties customers may encounter when they assemble SAN components from multiple suppliers. Further, we offer customers the convenience of dealing with a single full-service vendor, allowing them to avoid the time-consuming and costly process of qualifying and certifying multiple SAN interconnect vendors.

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

                                      LOGO

     Image:
     The image consists of four components. The first two components are placed completely within a line forming the shape of an oval, the third component intersects the line forming the shape of an oval, and the fourth component falls outside the line forming the shape of an oval.
     Component 1:
     Title: The "Switched Fabric" title and the component are in approximately the 1:00 position within the oval.
     Description: Beneath the title is a device labeled "Vixel Switch", which is at the center of a hub and spoke configuration. The Vixel switch connects by one line to a device labeled "Disks", by a second line to a device labeled "Storage Array", by a third line to a device depicting a storage array, by a fourth line to a device labeled "Tape Library" and by a fifth line to a device labeled "Server." The Server connects by a line to three additional lines intersecting at ninety degree angles, depicting a local area network, labeled a "LAN." Additionally, the Vixel switch connects by a line to an oval-shaped image labeled "Vixel Hubs." This image consists of a hub, which connects by four lines to four devices labeled "Storage Arrays", and by one line to a device labeled a "Server."
     Component 2:
     Title: The "Arbitrated Loop" title and the component are in approximately the 7:00 position within the oval.
     Description: Beneath the title is an oval-shaped image labeled "Vixel Hubs." This image consists of a hub which connects by three lines to three devices labeled "Storage Arrays", by one line to a device labeled "Tape Library" and by one line to a server. The server connects by a line to three additional lines intersecting at ninety degree angles, depicting a local area network, labeled a "LAN."
     Component 3:
     Title: The "Vixel SAN Management" title and the component are in approximately the 5:00 position, partially inside and partially outside the oval.Description: The image is of a computer monitor sitting on top of a desktop computer. Within the computer monitor is the SAN InSite logo, which consists of the words "SAN InSite" placed within an oval.
     Component 4:
     Title: The "Point to Point" title and the component are in approximately the 7:00 position, placed completely outside the oval.
     Description: Beneath the title is an image labeled "Vixel Transceivers", and beneath those words, in smaller font, are the words "Fiber Optical." The image depicts two devices, set opposite one another, labeled a "Storage Array" and "Server", respectively. The Storage Array and Server are connected by a line. At the point of intersection of the Storage Array and the line is a gigabit link module, labeled "GLM." At the point of intersection of the Server and the line is a gigabit link module, labeled "GLM."

     Our SAN interconnect solutions provide customers with the following key benefits:

     Our broad product portfolio addresses a wide spectrum of storage requirements. We offer a wide range of high-performance Fibre Channel interconnect products, including fabric switches that support scalable Fibre Channel device connections, managed and entry-level hubs that support arbitrated loop SAN configurations and transceivers that enhance data transport and device connectivity throughout the SAN. Our switches, managed hubs and transceivers are proactively managed from a single platform by our SAN InSite interconnect management software and support a wide range of SAN configurations. Because we design our own ASICs that drive the performance capabilities of our products, we are able to rapidly develop solutions that meet varying data storage requirements.

     Our software provides comprehensive SAN management. Our SAN InSite software is a unified platform that offers a single system view from one computer screen down to the port level of our fabric switches, managed hubs and transceivers. Our SAN InSite software provides comprehensive status, control and diagnostics for fabric switches, arbitrated loop hubs and transceivers under a single management software umbrella. It is also designed to seamlessly integrate with other enterprise software applications, such as storage management and network management platforms. As a result, storage network management functions, such as proactive monitoring, reporting, policy management, security and fault tolerance, can be integrated and optimized across our devices in the SAN. We believe this comprehensive network management solution enhances SAN performance, offers high rates of data availability, promotes network stability and reduces enterprise information technology staffing, training and support requirements.

     Interoperability of our products optimizes SAN deployment and functionality. We design standards-based interoperability into our products from the beginning of the design cycle. Our fabric switches, hubs, transceivers and SAN management software are engineered to perform in concert to handle the rigorous requirements of enterprise networks and enable highly-available, scalable and manageable SANs. Furthermore, because our products adhere to Fibre Channel ANSI standards, they are compatible with other Fibre Channel standards-based products. Also, our SAN InSite software has been designed to interoperate with other enterprise management applications. We believe our enhanced interoperability

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

allows our OEMs and resellers to streamline the testing and qualification process and increase their time to market. We also believe the interoperability of our products reduces end users' deployment time and enhances the functionality and performance of their SANs.

     Our range of solutions support cost-effective scaling. Because we offer the essential building blocks for SAN interconnects, our solutions can be efficiently scaled as users' data and storage requirements expand. Our solutions enable seamless additions of devices and ports to the SAN, regardless of the installed Fibre Channel configuration. Our advanced fabric switch design allows our switches to be easily installed and to immediately interact with existing equipment, enabling legacy arbitrated loop configurations to scale to full fabric switched SANs. Furthermore, our single management software platform can support the management of our products that are part of or added to SAN configurations. We believe our interoperable products supported by our SAN InSite software reduce personnel and financial resource requirements, providing our end users with a more cost-effective storage solution.

STRATEGY

     Our objective is to expand our position as a leading developer and supplier of comprehensive SAN interconnect solutions. Key elements of our strategy include the following:

     Offer customers a full Fibre Channel interconnect product portfolio. We are committed to offering a complete, high-performance SAN interconnect solution consisting of a full portfolio of switches, hubs, transceivers and management software. We are focused on selling our SAN solutions to new customers as well as extending our full product portfolio to existing customers who may be using only some of our products. To date we have shipped products representing over 500,000 Fibre Channel ports to more than 30 OEMs and resellers which we believe is more ports than any other Fibre Channel interconnect vendor has shipped. We plan to leverage our existing customer base and spectrum of hardware and software products to move beyond single product sales and aggressively offer and market complete SAN interconnect solutions. With the adoption of our full portfolio of products, a customer realizes the increased performance and cost benefits of our interoperable, integrated SAN solution.

     Leverage our technology platforms and expertise to address rapidly evolving market demands. We seek to leverage our proven Fibre Channel expertise to continually develop an expanding range of products in key areas of the SAN interconnect, including fabric switches, hubs, transceivers and the software that manages SAN interconnects. As a comprehensive SAN interconnect solutions provider, we have accumulated extensive Fibre Channel expertise in all SAN configurations, including point-to-point, arbitrated loop and fabric. Furthermore, we have taken an active leadership role in Fibre Channel standards boards that drive the development of Fibre Channel standards. We believe our extensive Fibre Channel expertise, our internally-developed ASICs, and our experienced engineering teams enable us to rapidly develop and market products that address evolving market demands. To enhance our technological advantage, we plan to continue to invest significant engineering resources in product development.

     Extend our SAN interconnect management software leadership. We believe we offer the most comprehensive and best performing SAN interconnect management software solution. We intend to extend our leadership position by developing new management tools, offering additional functionality and enabling further interoperability with other storage and systems management platforms. We believe these enhanced SAN interconnect management solutions will increase SAN reliability and functionality while decreasing total costs of ownership.

     Partner with major storage solutions providers. We intend to continue to expand our relationships with key storage system and server OEMs, resellers, and other leading Fibre Channel component and device vendors. To date we have established strategic relationships with leading storage solutions providers, including EMC, Legato and Veritas, to enhance multi-vendor interoperability. We plan to leverage existing and establish new strategic relationships to promote Fibre Channel solutions and interoperability, and to enhance the functionality of our products. We will also continue to seek opportunities to participate in joint technology development with key strategic partners in order to offer our customers robust, interoperable solutions. We seek to accelerate time to market and simplify deployment of our solutions by

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

continuing to expand our test and verification lab, the Vixel Verification Lab, or the V(2) Lab, and by initiating pre-certification programs with additional storage solutions providers.

     Expand our distribution channels. We plan to extend our comprehensive portfolio of product offerings to existing OEMs as well as sell to new OEMs. Currently, our major OEMs include Amdahl, Avid Sports, Compaq, Emulex, Hewlett-Packard, IBM, Interphase and Sun Microsystems. As we expand our OEM base, we plan to introduce new products, develop new markets and leverage the systems and service capabilities of industry-leading OEMs. As end-user awareness of Fibre Channel benefits increases, we believe that resellers, including distributors and VARs, have the potential to become significant sources of revenue. We intend to establish relationships with, and increase sales to, resellers in order to increase our market presence. We also are actively working to expand our breadth of internationally-based resellers, particularly those in Europe and Asia.

     Promote the Vixel brand. We plan to continue building awareness of the Vixel brand in order to position ourselves as the leading provider of high-performance, cost-effective SAN interconnect solutions. We believe an established brand will become increasingly important as our distribution channels expand to include resellers. To promote our brand, we plan to increase our investments in a range of marketing programs, including trade show participation, advertising in print publications, direct marketing, public relations and web-based marketing.

OUR PRODUCTS

     We offer a comprehensive portfolio of SAN interconnect products, including SAN management software, high-performance fabric switches, managed and entry-level hubs, and transceivers including gigabaud link modules, or GLMs, and gigabit interface converters, or GBICs. Our broad family of interoperable products enables customers to easily deploy a wide variety of SAN configurations, from simple point-to-point connections to more complex high-performance networks built with a combination of managed arbitrated loop hubs and fabric switches. Furthermore, by offering and supporting the key components necessary to connect servers and storage, we enable our customers to turn to one vendor for their SAN interconnect needs. We began commercial shipments of our SAN products in 1996, and as of July 4, 1999, we had shipped switches, hubs and transceivers representing over 500,000 Fibre Channel ports.

     SAN InSite Interconnect Management Software

     Our SAN InSite interconnect management software provides comprehensive management functionality across our Fibre Channel fabric switches, managed hubs and transceivers. SAN InSite provides status and control of the devices that transport data in a SAN interconnect, and it includes management tools that proactively detect, isolate and recover from storage networking and data access problems. We believe our SAN InSite solution is the only management application in the industry that provides proactive management of fabric switches, arbitrated loop hubs and transceivers from a single management workstation. The first version of our interconnect management software was available to customers in early 1998. Our current version, SAN InSite, is installed in mission-critical accounts which require a high level of visibility and control over the storage area network. Key features of our SAN InSite interconnect management software solution include the following:

     - Single system view. Utilizing a simple graphical user interface and a single computer screen, SAN InSite offers a complete view of all managed devices in one or more SAN clusters.

     - Built-in fault management. Leveraging the unique architecture and embedded software of our fabric switches and managed hubs, SAN InSite is able to recognize when a port is bypassed due to a malfunctioning storage or server device. When these problems occur, SAN InSite either reports that the problem has been automatically corrected or notifies the administrator of the need to take corrective action.

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

     - Monitoring and reporting. SAN InSite automatically monitors the status of each SAN interconnect device and keeps track of its activity in an electronic record. With a suite of color-coded icons and legends displayed on a single computer screen, users can easily monitor and quickly identify any changes to the SAN environment. SAN InSite also provides special traffic performance monitoring for our Vixel 8100 fabric switch. This feature facilitates capacity planning and is displayed through on-screen traffic meters.

     - Advanced device configuration management and diagnostics. A rich set of advanced diagnostic tools allows support personnel to test and verify communications with new server or storage devices. Using SAN InSite's intuitive graphical user interfaces, the user can quickly configure our switches and hubs for specific application requirements. We believe this simplified interface minimizes training and staffing requirements, presents a consistent look and feel across our product set and gives customers cost-effective, flexible options for configuring a variety of SAN applications.

     - Integrated with other leading functional storage software. We actively partner with storage management software vendors in order to facilitate the integration of SAN InSite's powerful tools into other enterprise management applications. For example, SAN InSite can be launched by Veritas' Storage Manager and Hewlett-Packard's HP OpenView, and our switches and managed hubs can be configured to send notifications to other management platforms.

     We currently include our SAN InSite software with our switches and managed hubs, and we do not sell this software separately from our other products at this time.

     Vixel 4000 and Vixel 8100 Fibre Channel Switches

     Fibre Channel switches connect a wide range of server and storage devices and provide a high level of performance and flexibility in building large configurations in a SAN. We began commercial shipment of our first switch product, the Vixel 4000, in February 1998. The eight port Vixel 4000 offered distinct advantages over other switches available at that time, including support for non-fabric arbitrated loop devices. Our next generation eight port Vixel 8100 Fibre Channel switch was made commercially available in June 1999, and extends our technology leadership in the switch arena. We believe our Vixel 8100, with its patent-pending architecture, is one of the highest performing, most cost-effective fabric switches in the industry. In addition to supporting fabric switch functionality, our Vixel 8100 has the following significant features:

     - High speed and high bandwidth. Our Vixel 8100 supports full speed, which is 1.0625 gigabits per second, or Gbps, in transmit and receive directions per port. In addition, our Vixel 8100 architecture supports wire-speed full bandwidth, which is 100 MBps, in both directions per port. Unlike other commercially available switch products, our Vixel 8100 provides consistent 100 MBps bandwidth between any two ports, which enables reliable high-speed traffic in any configuration.

     - Support for non-fabric arbitrated loop devices in a fabric switch. A large number of devices currently deployed in SANs cannot communicate with fabric configurations. Our patent-pending capability of our Vixel 8100 enables these devices to benefit from their attachment to a fabric SAN.

     - Support for arbitrated loop or fabric-attached topologies by the same fabric port hardware. The flexible port architecture of the Vixel 8100 supports both arbitrated loop and fabric configurations and offers significant flexibility and interoperability when building SANs.

     - Hardware-based zoning. With hardware-based zoning capabilities, our Vixel 8100 allows potentially conflicting operating systems, such as Unix and Windows NT, to co-exist in a single SAN environment.

     - Full fabric software support services. Our Vixel 8100 supports ANSI-defined fabric services such as the simple name server and state change notification. Devices attached to a fabric configuration use these services in order to create a full-functioning switched SAN.

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

     - Scalable architecture. Multiple Vixel 8100 fabric switches can be interconnected without sacrificing performance, enabling the creation of large, complex SANs.

     - Extensive port buffering. Because of the extensive port buffering capabilities designed into our Vixel 8100, data can be efficiently transported through our switch.

     Vixel 2000 and Vixel 2006 Managed Hubs

     Our managed hubs connect devices in a SAN arbitrated loop configuration and monitor the status of loop and port activity through auto-recovery functionality and advanced diagnostic capabilities. Our managed hubs were available in November 1997 and are designed to enhance customer uptime by proactively responding to conditions that otherwise would disrupt system availability. Key features of our managed hubs include:

     - Six and 12 port configurations using removable GBICs. Our managed hubs give customers the flexibility to deploy small or large arbitrated loop installations. Because our managed hubs include full GBIC support, customers can mix different transceiver types on the same hub and install additional GBICs if needed.

     - Loop status indicators. An indicator light on the front of our hub products continuously reports to the operator whether the SAN arbitrated loop is operating properly. Loop status also is reported through SAN InSite's graphical user interface on a management workstation. These loop status information features accelerate problem detection and resolution.

     - Loop integrity and auto-recovery. Our managed hubs automatically detect and bypass malfunctioning ports. An alert is posted to the operator via SAN InSite, or another management application, so that further corrective action can be taken. In addition, our managed hubs have a recovery routine that can correct problems without disrupting ongoing loop operations. Without this feature, the network would be down until an administrator could manually reset each device.

     - Full console interface and event logging. In addition to the SAN InSite graphical user interface, our managed hubs support the full command line interface favored by some Unix users. This interface facilitates remote support of our product by OEMs, resellers or third-party support organizations. Our hubs also support time-stamped event logging, a useful tool for monitoring SAN status during unattended operation.

     Vixel 1000 Entry-Level Hub

     Our Vixel 1000 entry-level hub provides a cost-effective solution that addresses SAN interconnect requirements, linking low and middle range servers with storage devices. By enhancing functionality and reducing costs for entry-level products, we are well positioned to address a broad segment of the SAN interconnect market. Introduced in October 1996, our Vixel 1000 has been tested and proven in a wide range of demanding, mission-critical networks and continues to be a popular choice for cost-conscious, entry-level SAN installations. Our Vixel 1000 hub supports full gigabit data transfer speeds and automatically bypasses failed or unused ports in a SAN. Its GBIC-based design allows customers to add, move or delete storage capacity and Fibre Channel devices on the SAN as needed. The flexible design of our entry-level hub also enables different combinations of copper, short-wave optical and long-wave optical transceiver types in a single SAN solution.

     Transceivers

     Our transceivers provide fiber optic connectivity between devices installed in a SAN. Our fiber optic transceivers include GLMs, which are attachable modular interfaces for Fibre Channel host bus adapters and disk controllers, and GBICs, which are removable transceivers for switches, hubs, host bus adapters and disk controllers. We have been shipping gigabit GLMs since September 1996 and we are supplying full-speed GLMs to a variety of customers for use in host bus adapters and disk controllers.

     As one of the original authors of the GBIC Specification, we have played a strategic role in enabling modular, high-speed transceivers for Fibre Channel environments. We have been shipping GBICs to customers since September 1996. Our current optical GBIC employs state-of-the-art vertical cavity surface emitting laser, or VCSEL, technology specifically designed for high-speed data transport among disk controllers, arbitrated loop hubs and fabric switches. Our GBICs support Serial ID, allowing host enclosures to solicit asset information, including manufacturer, date of manufacture, serial number and batch number directly from the GBIC. With our integrated product portfolio, this GBIC Serial ID information can be read by our managed hubs and fabric switches and reported to the user via SAN InSite. This feature allows a network administrator to track inventory information from a single management platform, regardless of where the GBIC is installed in a fabric switch or managed hub.

OUR TECHNOLOGY

     We believe that our Fibre Channel expertise across a wide range of Fibre Channel products and SAN configurations has enabled us to develop and ship in volume leading high-performance SAN interconnect solutions. Key components of our technology platform include the following:

     Leadership in SAN interconnect management software. We have a core competency in the development of SAN interconnect management software which, we believe, provides us with a significant competitive advantage. We have leveraged our knowledge of SAN interconnect components such as fabric switches, managed and entry-level hubs, and transceivers to develop software that enables a comprehensive solution to SAN interconnect management.

     Fabric switch architecture. We have developed a full-featured and high-performance architecture for our fabric switches. Our fabric switches incorporate advanced features, such as extensive port buffering, to offer high performance in a low-cost architecture. In addition, our switch architecture is scalable, facilitating development of new generations of switches, including our Vixel 8100 switch, that support more ports and faster transmission speeds. We have several patents pending covering our switch architecture.

     ASIC design expertise. We employ state-of-the-art ASIC design methodologies and have demonstrated a successful track record of achieving short design cycles for high-performance, complex ASICs. We use our own internally developed ASICs in our Fibre Channel products which enables us to maximize our products' reliability, functionality and interoperability while minimizing time to market.

     Fabric switch and managed hub embedded software. Our embedded software expertise covers a wide range of SAN interconnect devices, including our fabric switches and managed hubs. We believe we are the only company that designs, develops and markets a full range of SAN interconnect components. As a result, we believe we are uniquely positioned to further develop embedded software that maximizes interoperability and functionality of all of these SAN components while supporting ANSI and Internet standards.

     Designed-in interoperability. We design standards-based interoperability into our products from the beginning of the design cycle and thoroughly validate interoperability throughout the product release process. Our products also are extensively tested with other vendors' products to ensure cross-vendor interoperability. In January 1998, we launched our V(2) Lab to facilitate robust interoperability testing and analysis of our products within a multi-vendor system environment. We believe that our investment of personnel and capital equipment in this facility has enhanced interoperability and time to market for our OEMs and resellers. We also use this lab to certify specific SAN configurations and reduce the need for our distribution partners to undergo costly and timely testing processes.

CUSTOMERS

     Our primary customers are OEMs and resellers who sell to end users and VARs. Following is a list of our customers who have purchased more than $500,000 of our products since the beginning of fiscal 1998:

Amdahl                             Hewlett-Packard
Avid Sports                        IBM
Avid Technologies                  Interphase
Bell Microproducts                 Nissho Electronics
Compaq Computer                    Sun Microsystems
Emulex

     In some cases, we sell our products to our customers' contract manufacturers who in turn sell them to our customers. Sun Microsystems, Compaq Computer, Hewlett-Packard and Interphase represented 34.4%, 19.8%, 11.8% and 10.4% of our total revenue, respectively, for the six months ended July 4, 1999. In fiscal 1998, Sun Microsystems and Hewlett-Packard represented 54.4% and 12.3% of our total revenue, respectively.

CUSTOMER SERVICE AND SUPPORT

     We emphasize customer service and support in order to provide our customers and their end users with the knowledge and resources necessary to successfully implement and integrate comprehensive, high-performance Fibre Channel solutions. We offer a variety of support options for our products, including 24 hours a day, seven days a week support and immediate parts replacement that enables continuous customer response and rapid replacement of products at end-user locations. Our customer service and systems engineering teams provide extensive pre- and post-sale customer support, including consultation, network design and in-depth training on SAN technology and product implementation.

     In October 1998, we launched our Vixel Care Services program to further enhance the support we provide to our OEMs and resellers. This program includes comprehensive education and training for our products and Fibre Channel SANs, telephone support, customized remote support contracts and onsite installation consulting services. We also have an initiative with our OEMs and resellers to extend train-the-trainer techniques so they may quickly develop their own service organizations to support SAN installations that include our products and SAN InSite management software. We intend to continue providing a high level of education and service to further support and optimize SANs deployed at end-user sites.

SALES AND MARKETING

     We sell our SAN solutions, including SAN interconnect management software, fabric switches, hubs and transceivers, to OEMs and select resellers. We primarily sell to OEMs of specific operating systems-based servers including Unix and Windows NT, as well as to OEMs of high-end disk and tape storage subsystems. Our OEMs utilize our products to deliver to end users complete factory-configured solutions, which are installed and field-serviced by OEMs' technical support organizations.

     As the markets for Fibre Channel products and SAN solutions evolve and as end-user awareness of the benefits of Fibre Channel increases, we believe an increasing volume of sales will occur through alternative distribution channels, including resellers and systems integrators. To support our reseller channel, we recently introduced our Premier Value Added Reseller program that provides select resellers with the advanced technical training and sales support necessary to successfully begin designing, installing and supporting complete, integrated SAN solutions. As the SAN market continues to develop, we plan to establish additional relationships with select domestic and international resellers to reach additional markets and increase our geographic coverage. By serving the needs of both OEMs and resellers, we can leverage the strengths of our range of customers to further develop the Fibre Channel market and enhance our ability to address a large end-user base.

     We currently distribute our products in Japan though our relationship with Nissho Electronics Corporation. We intend to continue expanding internationally by partnering with additional OEMs and resellers who have a strong international presence and are capable of selling and installing complex SAN solutions.

     Our marketing efforts are focused on increasing awareness of our Fibre Channel products and our Vixel brand, promoting SAN-based solutions in general, and advocating industry-wide standards and interoperability. Key components of our marketing efforts include:

     - extending our strategic alliances with other Fibre Channel, SAN storage management and enterprise vendors to promote standardization and enhance interoperability;

     - promoting our SAN solutions under the Vixel brand name to strengthen sales through distribution and VAR channels;

     - continuing our active participation in industry associations and standards committees to promote and further enhance Fibre Channel technology and increase our visibility as industry experts;

     - leveraging major trade show events and SAN conferences to promote our comprehensive solution and to continue our leading role in educating customers on the value of SANs;

     - expanding our web-based marketing program to provide both product and sales information; and

     - in cooperation with other vendors, certifying and packaging complete SAN solutions with proven interoperability between SAN interconnects, devices and applications.

MANUFACTURING

     We outsource our manufacturing which reduces our need to make costly investments in capital equipment and manufacturing facilities. K*TEC Electronics, a division of Kent Electronics, and Solectron Corporation currently manufacture our products. They are responsible for nearly all material procurement, assembly and testing, packaging and shipment of our products. Our switches, hubs and GBIC transceiver products are manufactured at K*TEC, and our GLM transceivers are manufactured at Solectron; however, we are in the process of transitioning our GLM manufacturing to K*TEC. We currently do not have a long-term supply contract with K*TEC or Solectron. Therefore, they are not obligated to manufacture products for us, except as may be provided in particular purchase orders that they have accepted. We place purchase orders with our manufacturers based on periodic forecasts. In the future, we may need to add new manufacturing partners to achieve higher production volumes and/or lower costs.

     While our manufacturing partners are responsible for all facets of the manufacturing process, we are directly involved in qualifying our vendors and the key components that are used in our products. Most of our product components can be obtained from multiple qualified manufacturers. While most of the materials used in our products are standard, some are proprietary or sole sourced and require extended lead times. Although we design our own ASICs, they are manufactured by LSI Logic and VLSI. Motolora and Intel are currently our sole suppliers for microprocessors. Honeywell is our sole supplier of the VCSEL used in our transceivers. In addition, we license software for our hubs from Wind River Systems. Our supply management team works closely with strategically important suppliers who offer proprietary or sole-sourced products. In addition, our operations team is focused on production test equipment development, manufacturability, effective transfer of products from development to production, and monitoring of supplier performance and quality.

RESEARCH AND DEVELOPMENT

     We focus our research and development efforts on developing products that meet the evolving needs of the SAN market. We are developing our SAN interconnect management software to provide higher levels of management capabilities for our products and others, including the ability of SAN InSite to manage other vendors' devices. We also are developing interfaces that interact with leading systems management software in order to more effectively manage data transport and data storage throughout the enterprise. Our switch and hub development efforts are focused on enhancing functionality through the development of higher-level ASICs, increasing the number of ports and transmission speed capabilities, and enhancing interoperability with other vendors' devices. In addition to the development of our core technologies, we plan to continue to partner with other leading providers of SAN technologies, products and services to jointly develop high performance SAN products and support industry standards.

     Our research and development expenses were $6.2 million in the six months ended July 4, 1999 and $11.1 million in fiscal 1998. We believe that our research and development efforts are key to our ability to maintain technical competitiveness and to deliver innovative products that address the needs of the market. However, our product development efforts may not result in commercially viable products, and our products may be made obsolete by changing technology or new product announcements by us or our competitors.

COMPETITION

     The SAN interconnect market has become increasingly competitive. New SAN-enabled products are being offered by a growing number of server, storage, tape and storage management vendors. Because we offer a broad product portfolio, each of our products competes with a different set of competitors. For fabric switch sales, we compete primarily with Ancor, Brocade and McDATA. For hub sales, we compete primarily with Emulex and Gadzoox. For transceiver sales, we compete primarily with Cielo, Finisar, Hewlett-Packard and IBM. Although we do not believe that any other vendor offers comprehensive SAN interconnect management software that directly competes with ours, other vendors, such as Brocade and Gadzoox, provide single point-device managers for either hub or fabric switch products, but not across multiple devices, including fabric switches, hubs and transceivers. As the market for SAN interconnect products grows, we may face competition from traditional networking companies and other manufacturers of networking equipment. These networking companies may enter the SAN interconnect market by introducing their own products or by acquiring or entering into an alliance with an existing SAN interconnect provider. It also is possible that our OEMs could develop and introduce products competitive with our product offerings.

     We believe the primary competitive factors in the SAN interconnect market are the following:

     - product performance and features;

     - product reliability and interoperability;

     - the size of installed customer base;

     - price;

     - strength of distribution channel;

     - ability to meet delivery schedules; and

     - customer service and technical support.

     We believe we compete favorably with our competitors based on these factors. However, because many of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, technical, sales and marketing resources, they may have larger distribution channels, access to more customers and a larger installed customer base than we do. These competitors may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than we can. To remain competitive, we believe we must, among other things, invest significant resources in expanding our distribution channels, developing new products and enhancing our current products. If we fail to do so, our products will not compete favorably with those of our competitors which will significantly harm our business.

INTELLECTUAL PROPERTY

     Our success depends on our proprietary technology. We attempt to protect our technology through a combination of patents, copyrights, trade secret laws, trademarks, as well as confidentiality agreements and other contractual restrictions. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information could have a material adverse effect on our business, financial condition and results of operations.

     We have been awarded one patent with respect to our GBIC transceivers. We also have four pending patent applications in the United States and selected countries abroad with respect to a broad scope of SAN technology including our SAN management capabilities and switch and hub architecture. However, it is possible that patents may not be issued for the pending applications and that our issued patent may not adequately protect our technology from infringement or prevent others from claiming our technology infringes that of third parties. All our software products have copyright notices. We own several trademarks including Vixel and SAN InSite. We also rely on trade secret law and contractual provisions to protect our intellectual property, including technology development which we have determined not to patent or copyright, or which is not capable of more formal protection.

     We may need to initiate litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. From time to time we have received, and may receive in the future, notice of infringement claims of other parties' proprietary rights. For instance, a competing supplier of transceivers sued us, claiming that features of our GBIC products infringed its patents. This lawsuit was settled in May 1999. We incurred significant costs in defending and settling such claims. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

EMPLOYEES

     As of July 31, 1999, we had 181 employees, 178 of who were full-time. Of our employees, 80 were engaged in research and development, 39 in sales and marketing, 34 in operations and 28 in finance, administration and information services. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

FACILITIES

     Our corporate headquarters are located in Bothell, Washington and occupy approximately 43,000 square feet. Our lease for this facility expires in January 2002. In addition, we have a research and development and sales facility located in Irvine, California that occupies approximately 13,000 square feet. Our lease for this facility expires in November 2002. We believe these existing facilities will be adequate to meet our needs for the next 12 months. If our growth continues, we will need larger facilities after that time. We cannot assure you that suitable additional facilities will be available as needed on commercially reasonable terms. We also lease five domestic sales offices in San Jose, California, Columbia, Maryland, Gloucester, Massachusetts, Nashua, New Hampshire and Houston, Texas.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER OFFICERS

     Our executive officers, directors and other officers and their ages as of July 31, 1999 are as follows:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
James M. McCluney.........................  48    President, Chief Executive Officer and Director
Kurtis L. Adams...........................  44    Chief Financial Officer, Vice President of Finance,
                                                    Secretary and Treasurer
Stuart B. Berman..........................  42    Chief Technology Officer
Richard G. Helgeson.......................  47    Vice President of Sales
Robert R. Lux.............................  55    Vice President of Customer Satisfaction and
                                                    Corporate Quality
Jay R. O'Donald...........................  56    Vice President of Operations
Stanley H. Reese..........................  58    Vice President of Product Development
Arun K. Taneja............................  52    Vice President of Marketing
Ronald G. von Trapp.......................  51    Vice President of Worldwide Sales
Donald P. Wenninger.......................  49    Vice President of Information Technology
Gregory R. Olbright.......................  43    Chairman of the Board of Directors
Kevin A. Fong(1)..........................  45    Director
Charles A. Haggerty(2)....................  57    Director
Juan A. Rodriguez.........................  58    Director
Timothy M. Spicer(1)......................  49    Director
Werner F. Wolfen(2).......................  69    Director

-------------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

     James M. McCluney has served as our president, chief executive officer and director since April 1999. From October 1997 to January 1999, he served as president and chief executive officer of Crag Technologies, formerly Ridge Technologies, a storage system manufacturer. From October 1994 to September 1997, Mr. McCluney served in various positions at Apple Computer, including senior vice president of worldwide operations and vice president of European operations.

     Kurtis L. Adams has served as our chief financial officer and vice president of finance since September 1998. From December 1995 to September 1998, he was chief financial officer and vice president of finance of Health Systems Technologies, Inc., a software company. Mr. Adams was the corporate controller from November 1989 to February 1991 and the corporate controller and chief accounting officer from March 1991 to October 1995 for Chipcom Corporation, a networking company.

     Stuart B. Berman has served as our chief technology officer since February 1998. In July 1996, he co-founded Arcxel Technologies, Inc., a networking company, and through February 1998 served as its chairman and chief technology officer. From February 1993 to June 1996, Mr. Berman was a Fibre Channel architect for Emulex Corporation, a networking company.

     Richard G. Helgeson has served as our vice president of sales since January 1998. From May 1997 to January 1998, he served as vice president of sales for Atreiva Corporation, an Internet services company. From June 1995 to May 1997, Mr. Helgeson was vice president of sales at CNT Corporation, a networking company. From June 1990 to May 1995, Mr. Helgeson held various senior sales positions at Wellfleet Communications, Inc., a networking company.

     Robert R. Lux has served as our vice president of customer satisfaction and corporate quality since June 1999. From January 1999 to June 1999, he served as a sales, marketing and corporate quality consultant to us. From November 1998 to May 1999, he served as general partner of Lux & Associates, a consulting firm. In April 1995, Mr. Lux founded Bay Stone Software, a software company, and through

October 1998 served as its chairman, president and chief executive officer. From January 1994 to March 1995, Mr. Lux served as general partner of Lux & Associates.

     Jay R. O'Donald has served as our vice president of operations since February 1998. In July 1996, Mr. O'Donald co-founded Arcxel Technologies, and through February 1998, he served as its president and chief executive officer and director. From April 1993 to July 1995, Mr. O'Donald was the vice president of engineering at Emulex Corporation.

     Stanley H. Reese has served as our vice president of product development since January 1999. From July 1997 to January 1999, he was the vice president of research and development at VitalCom Corporation, a medical systems company. From December 1989 to July 1997, Mr. Reese was the vice president of research and development at Cubix Corporation, a computer company.

     Arun K. Taneja has served as our vice president of marketing since July 1997. From February 1998 to February 1999, he was senior vice president of marketing and from February 1999 to July 1999 senior vice president of business development, for Andataco, a storage solutions provider. From June 1996 to October 1997, Mr. Taneja was vice president of marketing for Invincible Technologies Corporation, a storage solutions provider. From July 1994 to February 1996, Mr. Taneja served as vice president of marketing at Axil Computer, Inc., a manufacturer of SPARC-based workstations and servers.

     Ronald G. von Trapp has served as our vice president of worldwide sales since July 1999. From October 1997 to July 1999, he was vice president of worldwide sales and marketing at Mylex, Inc., a developer of hardware and software for data management. From January 1997 to October 1997, Mr. von Trapp served as vice president, Americas at Maxtor Inc., a data storage hardware company. From June 1989 to June 1996 he served as director of sales at Quantum Corp., a data storage hardware company.

     Donald P. Wenninger has served as our vice president of information technology since November 1997, and as our director of information systems since December 1996. From April 1986 to November 1996, Mr. Wenninger served in various positions in operations and information systems at Intermec Technologies Corporation, an automated data collection and mobile computing systems provider.

     Gregory R. Olbright founded Vixel and has served as a director since our inception in 1991. From June 1991 to February 1999, he was our president and chief executive officer. Since May 1999, Mr. Olbright has served as our chairman of the board of directors. Mr. Olbright serves as a part-time employee for us, providing advisory services to our chief executive officer.

     Kevin A. Fong has served as one of our directors since October 1995. He joined Mayfield Fund, a venture capital firm, in 1988 and has been a general partner of several venture capital funds affiliated with Mayfield since 1990. Mr. Fong is a member of the board of directors of Legato Systems, Inc., a publicly held enterprise storage management software company.

     Charles A. Haggerty has served as one of our directors since March 1996. Since July 1993, he has been chairman, president and chief executive officer of Western Digital Corporation, a publicly held data storage company.

     Juan A. Rodriguez has served as one of our directors since 1994 and as our chairman of the board of directors from January 1995 to May 1999. Since May 1996, he has been chairman and chief executive officer of Ecrix Corporation, a data storage company. From September 1993 to March 1994, Mr. Rodriguez was the chairman and chief executive officer for Datasonix, a data storage company. He has also been a professor at the University of Colorado, Boulder, since 1992.

     Timothy M. Spicer has served as a one of our directors since February 1998, and served as our interim chief executive officer from February 1999 to April 1999. He has been the president and chief operating officer of San Francisco Sentry Investment Group, a registered investment advisor, since 1993. Mr. Spicer serves as a director of Union Bank of Switzerland.

     Werner F. Wolfen has served as one of our directors since July 1994. He is a retired partner of the law firm of Irell & Manella where he was co-chairman of the firm's executive committee from 1982 to 1992. Mr. Wolfen is a member of the board of directors of Broadcom Corporation, a publicly held networking company.

BOARD COMPOSITION

     We currently have authorized seven directors. Upon the closing of this offering, the terms of office of our directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000 or special meeting held in lieu thereof, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 or special meeting held in lieu thereof and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002 or special meeting held in lieu thereof. The Class I directors are Messrs. Fong, Olbright and Rodriguez, the Class II directors are Messrs. Haggerty and Wolfen and the Class III directors are Messrs. McCluney and Spicer. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. In addition, our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Vixel, although our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

BOARD COMPENSATION

     The chairman of our board of directors, Gregory Olbright, receives $50,000 per year for serving in this capacity. We do not currently provide our other directors with cash compensation for their services as members of the board of directors, although we reimburse our directors for reasonable expenses they incur in connection with attendance at board and committee meetings. Directors are eligible to participate in our equity incentive plans. See "-- Employee benefit plans" on page 48. In May 1999, the board of directors granted each director who was not an employee, a fully vested option to purchase 16,667 shares of common stock at a price of $6.00 per share. Each director immediately exercised the option to purchase 16,667 shares of common stock and delivered to us a $100,000 full-recourse promissory note. In April 1999, the board of directors granted a special option to purchase 26,667 shares of common stock at a price of $3.08 per share to Timothy Spicer, one of our directors, and paid Mr. Spicer $40,000 for his service as our interim chief executive officer from February through April 1999.

BOARD COMMITTEES

     The board of directors has an audit committee and a compensation committee.

     The audit committee meets with our independent auditors at least annually to review the results of the annual audit. The audit committee also recommends to the board the independent accountants to be retained and reviews the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with our audit and financial controls. The audit committee is composed of two non-employee directors, Messrs. Fong and Spicer.

     The compensation committee makes recommendations to the board concerning salaries and incentive compensation, awards stock options to employees and consultants under our stock option plans and performs other functions regarding compensation as delegated by the board. The compensation committee is composed of two non-employee directors, Messrs. Haggerty and Wolfen.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is or has been, at any time since our formation, an officer or employee of Vixel. No member of our compensation committee and none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid by us during the fiscal year ended January 3, 1999 to (A) our current chief executive officer and president, (B) our president and chief executive officer during the fiscal year ended January 3, 1999, and (C) our five most highly compensated executive officers, other than the chief executive officer, whose salary and bonus for the fiscal year exceeded $100,000 and who served as an executive officer of Vixel during such year collectively, these individuals are referred to as "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                      ANNUAL COMPENSATION                 AWARDS
                                               ---------------------------------   ---------------------
                                                                     ALL OTHER     SECURITIES UNDERLYING
         NAME AND PRINCIPAL POSITION            SALARY     BONUS    COMPENSATION        OPTIONS(#)
         ---------------------------           --------   -------   ------------   ---------------------
James M. McCluney(1).........................     --        --          --               --
  President and Chief Executive Officer
Stuart B. Berman.............................  $128,082     --          --                 60,534
  Chief Technology Officer
Richard G. Helgeson(2).......................   127,212   $80,000     $  2,181            160,000
  Vice President of Sales
Jay R. O'Donald(3)...........................   130,481     --          50,686             82,836
  Vice President of Operations

Former Executive Officers
Gregory R. Olbright(4).......................   249,039     --         823,577          1,400,000
  President and Chief Executive Officer
Marlu E. Allan(5)............................   133,923     --          25,535           --
  Vice President of Business Development
Karen L. Howard(6)...........................   129,808     --          50,491           --
  Vice President of Human Resources

-------------------------
(1) Mr. McCluney joined Vixel in April 1999.
(2) Bonus consists of commissions and bonuses related to sales activities. Other compensation consists of 401(k) plan matching contributions.
(3) Other compensation includes $42,857 in relocation payments and $7,829 in 401(k) plan matching contributions.
(4) Mr. Olbright resigned as president and chief executive officer of Vixel in February 1999. Other compensation includes $473,643 in relocation expenses, $250,000 in accrued severance, $90,334 in interest forgiveness and $9,600 in 401(k) matching contributions. With respect to securities underlying options, an option to purchase 700,000 shares of common stock was exercised in April 1998, and the shares acquired upon exercise were repurchased by us at cost in October 1998.
(5) Ms. Allan resigned as an executive officer of Vixel in November 1998. Other compensation includes $17,500 in accrued severance and $8,035 in 401(k) matching contributions.
(6) Ms. Howard resigned as an executive officer of Vixel in January 1999. Other compensation includes $42,703 in accrued severance and $7,788 in 401(k) matching contributions.

     The following table shows certain information regarding stock options granted to the Named Executive Officers during fiscal 1998. No stock appreciation rights were granted in fiscal 1998. All options granted to these executive officers in the last fiscal year were granted under our 1995 Stock Option Plan. Unless otherwise noted, options vest 25% on the anniversary of the vesting commencement date and monthly thereafter in 36 equal installments. The percentage of total options set forth below is based on options for 3,426,073 shares granted to employees in fiscal 1998. All options are granted at the fair market value as determined by the board of directors on the date of grant. Potential realizable values are net of exercise price, but before associated taxes based on the term of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC and do not represent our estimate or projection of the future common stock price. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. The assumed 5% and 10% rates of stock appreciation are based on the initial public offering price of $18.00 per share.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             PERCENT OF                            POTENTIAL REALIZABLE VALUE AT
                                               TOTAL                                  ASSUMED ANNUAL RATES OF
                                              OPTIONS     EXERCISE                    STOCK PRICE APPRECIATION
                          NUMBER OF SHARES    GRANTED       PRICE                         FOR OPTION TERM
                             UNDERLYING          TO          PER      EXPIRATION   ------------------------------
          NAME            OPTIONS GRANTED    EMPLOYEES      SHARE        DATE           5%               10%
          ----            ----------------   ----------   ---------   ----------   -------------    -------------
James M. McCluney.......           --             --           --            --              --               --
Stuart B. Berman(1).....       60,534            1.8%       $0.11       9/21/07     $ 1,768,204      $ 2,819,514
Richard G. Helgeson.....      160,000            4.7         4.59      01/26/08       3,956,817        6,735,578
Jay R. O'Donald(2)......       82,836            2.4         0.11      09/29/07       2,419,648        3,858,283
Gregory R.
  Olbright(3)...........      700,000           20.4         5.00      03/03/08              --               --
                              700,000           20.4         3.08      12/08/08      18,368,072       30,525,155
Marlu E. Allan..........           --             --           --            --              --               --
Karen L. Howard.........           --             --           --            --              --               --

-------------------------
(1) This option was substituted for an option originally granted by Arcxel, with the exception of 2,088 shares which vested at the time of substitution, the option vests at the rate of 2,088 shares per month for 28 months.
(2) This option was substituted for an option originally granted by Arcxel. Except for 2,857 shares which had vested at the time of substitution, the option vests at the rate of 2,857 shares per month for 28 months.
(3) The March 3, 1998 option was exercised for a promissory note in April 1998. The shares acquired upon exercise were repurchased by us at cost in October 1998 in exchange for cancellation of the note. A new option was issued in December 1998. With respect to the December 1998 option, 158,337 shares were immediately vested, 208,340 shares vest monthly ratably over the first 15 months, 58,336 shares vest ratably over the next 12 months, 252,083 shares vest ratably over the next 11 months and 22,903 shares vest in the last month. In connection with Mr. Olbright's resignation as our president and chief executive officer, options for 284,709 shares were cancelled in April 1999. At that time, Mr. Olbright exercised his option in full for the remaining 415,291 shares. These shares are subject to a right of repurchase in favor of Vixel which lapses according to the schedule above.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth the number of shares of common stock acquired upon the exercise of stock options by the Named Executive Officers during fiscal 1998, and the number and value of the shares of common stock underlying unexercised options held by the Named Executive Officers as of January 3, 1999. The value of unexercised in-the-money options is based on the fair market value of our common stock as of January 3, 1999, which was $3.08 per share, as determined by our board of directors, less the exercise price, multiplied by the number of shares underlying the option. All options were granted under our 1995 stock option plan. These options generally vest 25% on the anniversary of the vesting commencement date and monthly thereafter in 36 equal installments.

                         FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SHARES            VALUE OF UNEXERCISED
                                NUMBER OF                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                 SHARES                 OPTIONS AT JANUARY 3, 1999          JANUARY 3, 1999
                               ACQUIRED ON    VALUE     ---------------------------   ---------------------------
            NAME                EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               -----------   --------   -----------   -------------   -----------   -------------
James M. McCluney............          --          --          --             --             --             --
Stuart B. Berman.............                              22,968         37,566        $68,150       $111,464
Richard G. Helgeson..........          --          --          --        160,000             --             --
Jay R. O'Donald..............          --          --      31,423         51,413         93,238        152,549
Gregory R. Olbright..........     900,000    $810,000     172,227        527,773             --             --
Marlu E. Allan...............      50,013     241,933      12,274         71,046         32,219        186,496
Karen L. Howard..............      36,477     221,596       9,737         70,453         23,368        169,088

EMPLOYEE BENEFIT PLANS

1995 Stock Option Plan

     The 1995 Stock Option Plan was adopted by our board of directors and approved by our stockholders in February 1995 and later amended by the board of directors with stockholder approval in March 1998 (the "1995 Plan"). The 1995 Plan authorizes the grant of incentive and nonstatutory stock options, stock appreciation rights and stock bonuses.

     A total of 6,133,333 shares of our common stock were reserved for issuance under the 1995 Plan. As of July 31, 1999, there were 2,442,460 shares reserved for option grants to our employees, officers and directors. As of July 31, 1999, there were options to purchase 2,424,193 shares of common stock issued under the 1995 Plan, held by employees at a weighted average exercise price of $3.26 per share.

     In December 1998, the board authorized the exchange of all outstanding options under the 1995 Plan with an exercise price of $3.38 for new stock options. As a result, optionees were given the opportunity to receive repriced options at $3.08 per share. The repriced options had a new vesting schedule, under which electing optionees received credit toward the vesting of their option equal to one-half of the time elapsed under their old option. Options for 568,137 shares of common stock were repriced and exchanged for new options issued in December 1998.

     The 1995 Plan will terminate in July 2005, unless terminated sooner by the board of directors. Outstanding options under the 1995 Plan will continue to be governed by their existing terms which are discussed below.

1999 Equity Incentive Plan

     The 1999 Equity Incentive Plan (the "1999 Plan") was adopted by our board of directors and approved by our shareholders in August 1999. The 1999 Plan is intended to serve as the successor equity incentive program to the 1995 Plan. The 1999 Plan authorizes the grant of incentive and nonstatutory stock options, stock appreciation rights, and the right to receive or purchase restricted stock.

     We have a total of 1,700,000 shares of common stock reserved for issuance under the 1999 Plan. In addition, the number of shares of common stock reserved for issuance under the 1999 Plan will automatically increase on the first day of each calendar year, beginning in calendar year 2001, by an amount equal to the lesser of 1,700,000 shares or 4% percent of the total number of shares of common stock outstanding on the first day of the calendar year. Under the 1999 Plan, the board of directors has the authority to designate a smaller number of shares by which the reserve will increase for a particular year. In no event, however, may any one participant in the 1999 Plan receive option grants or direct stock issuances for more than 1,200,000 shares of common stock in the aggregate per calendar year. The 1999 Plan will terminate in August 2009, unless terminated sooner by the board of directors.

Provisions Common to Both the 1995 Plan and the 1999 Plan

     The terms of the stock options, stock appreciation rights and stock bonuses and restricted stock under both our 1995 Plan and our 1999 Plan are substantially similar. Both plans provide for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, to our employees, including officers and employee directors or the employees of our affiliates. Both plans provide for the grant of nonstatutory stock options, stock bonuses and stock appreciation rights to our employees, officers, non-employee directors and consultants.

     The 1995 Plan and the 1999 Plan are each administered by the board of directors or a committee appointed by the board of directors; references herein to the board of directors shall include any such committee. The 1995 Plan and the 1999 Plan have been administered by the board's compensation committee which is comprised of Messrs. Haggerty and Wolfen, who are "non-employee directors" under applicable securities laws and outside directors, as defined under the Internal Revenue Code. After this offering, it is anticipated that both plans will continue to be administered by the compensation committee. The board of directors has the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to the awards and the vesting and exercisability of the awards under both plans.

     The term of a stock option granted under the 1995 Plan and the 1999 Plan generally may not exceed 10 years. The exercise price of options granted under each plan is determined by the board of directors, but, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the common stock on that date of grant, and in the case of a nonstatutory stock option, the exercise price generally cannot be less than 85% of the fair market value of the common stock on the date of grant except for an assumption or substitution of an existing stock option. Options granted under the 1995 Plan and 1999 Plan vest at the rate specified in the option agreement.

     Except as expressly provided by the terms of a nonstatutory stock option agreement, no option under each plan may be transferred by the optionee other than by will or the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order, provided that an optionee under each plan may designate a beneficiary who may exercise the option following the optionee's death. An optionee under each plan whose relationship with us or any of our affiliates ceases for any reason, other than due to death or permanent and total disability, may generally exercise vested options in the three month period following such cessation, unless such options terminate or expire sooner by their terms or in such longer or shorter period as may be determined by the board and set forth in the option agreement. Vested options under each plan may generally be exercised during the period ending on the earlier of the end of the original term of the options or the 12-month period after an optionee's relationship with us or any of our affiliates ceases due to disability and the 18-month period after an optionee's relationship with us or any of our affiliates ceases due to death.

     Under both plans no incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own common stock possessing more than 10% of our total combined voting power or any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to options, which become exercisable by an optionee during any calendar year, may not exceed $100,000. Any options, or portions thereof, which exceed this limit are treated as nonstatutory options.

     Shares subject to stock awards that have lapsed or terminated, without having been exercised in full, and any shares repurchased by us pursuant to a repurchase option provided under the plans may again become available for the grant of awards under the respective plan.

     Rights to acquire restricted stock granted under the plans may be granted subject to a repurchase option in favor of us that will expire pursuant to a vesting schedule. The purchase price of these awards will be at least 85% of the fair market value of the common stock on the date of grant. Stock bonuses may be awarded in consideration for past services without the payment of a purchase price. Rights under a stock bonus or restricted stock bonus agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to an agreement remains subject to the agreement, provided that a holder of these rights may designate a beneficiary who may exercise the right following the holder's death.

     Upon a change in control of Vixel, all outstanding stock awards under the plans may be assumed by the surviving entity or replaced with similar stock awards granted by the surviving entity. If the surviving entity does not assume these awards or provide substitute awards, then with respect to persons whose service with us or an affiliate has not terminated prior to the change in control, the awards shall become fully vested and will terminate if not exercised prior to the change in control.

Non-Employee Director Stock Option Grants Under the 1995 Plan and the 1999 Plan

     Non-employee members of the board of directors are eligible to receive nondiscretionary stock options under the 1995 Plan and the 1999 Plan. Under the 1999 Plan, an initial grant of nonstatutory options of 16,500 shares of the common stock will be made after the effective date of this offering to each newly-elected non-employee director on the date such individual is first elected to the board. Beginning with the annual meeting of our stockholders in the year 2000, annual nonstatutory option grants will be made to each non-employee director of 5,000 shares of common stock as of the date of each annual meeting. The term of the stock options will generally be ten years. The exercise price of the stock options shall be not less than 100% of the fair market value of the stock. The stock options of a director will vest annually over a three year period from the date of grant.

Employee Stock Purchase Plan

     Effective upon the completion of this offering, we will implement an employee stock purchase plan ("Purchase Plan"). A total of 300,000 shares of common stock have been reserved for issuance under this purchase plan. Each year, the number of shares reserved for issuance under the Purchase Plan will automatically be increased by 1% of the total number of shares of common stock then outstanding or, if less, by 300,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of section 423 of the Internal Revenue Code. Under the Purchase Plan, the board of directors or a committee comprised of at least two members of the board of directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the purchase plan will commence on the effective date of this offering and terminate on April 30, 2000.

     Unless otherwise determined by the board of directors, employees are eligible to participate in the purchase plan only if they are customarily employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and five months per calendar year and have completed at least 90 days of continued employment. Otherwise eligible employees who are employed on the effective date of this offering with less than 90 days of continued employment will be immediately eligible to participate in the Purchase Plan with respect to the first offering period provided that they remain in continued employment through the end of the first offering period, April 30, 2000. Employees who participate in an offering may have up to 15% of their eligible earnings withheld pursuant to the Purchase

Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during that offering, and their participation will end automatically on termination of their employment with us or one of our affiliates.

     In the event of a merger, reorganization, consolidation or liquidation that involves us, the board of directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to a merger or other transaction. The board of directors has the authority to amend or terminate the Purchase Plan, provided, however, that no action may adversely affect any outstanding rights to purchase common stock.

401(k) Plan

     In January 1997, the board of directors adopted the Vixel Corporation 401(k) plan, which is intended to be a tax qualified employee savings retirement plan, covering our employees who are at least 21 years of age, have at least six months of service with us and work a minimum of 1,000 hours during the plan year. Eligible employees may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily determined annual limit. In addition, eligible employees may make roll-over contributions to the 401(k) plan from a tax-qualified retirement plan. The 401(k) plan allows us to make discretionary matching and additional profit sharing contributions to an employee's account.

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     In April 1999, we entered into an employment agreement with James M. McCluney, our president and chief executive officer. Mr. McCluney is paid an annual base salary of $300,000 during his first year of employment, after which time his base salary will be reviewed, and potentially adjusted, by the compensation committee. The agreement also requires us to pay Mr. McCluney an annual incentive bonus of up to 100% of his base salary rate then in effect, with a target payout rate of 50%, subject to his satisfaction of performance criteria to be determined by the compensation committee and so long as he serves as our president and chief executive officer for the year and during the first quarter of the following calendar year. Mr. McCluney may defer all or any portion of his annual incentive bonus. We also agreed to reimburse Mr. McCluney for his relocation expenses associated with moving his family to Washington. In the event that Mr. McCluney is terminated without cause, he will be entitled to severance in the amount of one year's base salary at the rate then in effect, any deferred incentive bonuses and continued vesting of his stock options for one year.

     We also granted Mr. McCluney an option to purchase up to 1,000,000 shares of our common stock at an exercise price of $3.08 per share. This option vests with respect to 250,000 shares on April 26, 2000, and then monthly thereafter in 36 equal installments. Under the terms of the option agreement, Mr. McCluney may exercise unvested options; however, Vixel has a right to repurchase any of his unvested shares. If there is a change in control of Vixel, Mr. McCluney's options will accelerate and vest immediately on the occurrences and in the amounts as follows:

     (1) 500,000 shares if there is a change of control before April 26, 2000 and his options are not assumed or replaced by substantially equivalent options;

     (2) the greater of 250,000 or half the unvested shares if there is a change of control on or after April 26, 2000; and

     (3) if his employment is terminated involuntarily, other than for cause, by a successor company then as set forth above in (1) or (2) depending on the date.

     In December 1998, we entered into an employment agreement with Stanley H. Reese, our vice president of product development. Mr. Reese is paid an annual base salary of $150,000. He is also eligible to receive additional compensation including a bonus linked to performance of up to $65,000 and additionally any amounts that the compensation committee, in its sole discretion, may determine. We granted Mr. Reese an option to purchase up to 216,667 shares of our common stock at an exercise price of $3.08 per share. This option vests with respect to 54,167 shares on January 20, 2000, and then monthly thereafter in 36 equal installments. If we terminate Mr. Reese prior to May 31, 2000 without cause, he is entitled to receive $150,000 plus all accrued bonus that he has earned as of the termination date.

     In the fall of 1998 our then chief executive officer and the board of directors agreed we would commence a search for a new chief executive officer and that Mr. Olbright would continue as chief executive officer during the course of the search and after selection of the new chief executive officer would remain as chairman of the board. In November 1998, we entered into an employment agreement with Mr. Olbright, in connection with his transition to chairman of the board. Under the terms of his employment agreement, Mr. Olbright receives an annual base salary of $50,000 while serving as our chairman. We granted Mr. Olbright an option for 700,000 shares of common stock at an exercise price of $3.08 per share. Under the terms of the option agreement, Mr. Olbright may exercise unvested options; however, we have a right to repurchase any of his unvested shares. This agreement also provides that Mr. Olbright will act as a part-time employee, for which he will receive an annual salary of $25,000.

     In September 1998, we entered into an employment agreement with Kurtis L. Adams, our chief financial officer and vice president of finance. He is paid an annual base salary of $140,000. Mr. Adams also is eligible to receive additional compensation, bonus and benefits, in the sole discretion of the compensation committee of our board of directors. We also granted Mr. Adams an option to purchase up to 133,333 shares of our common stock at an exercise price of $6.75 per share. On the first anniversary of the grant, options for 29,167 shares will vest. The remainder vest in monthly increments of 2,431 over the next 24 months and then 3,819 per month until fully vested. Under the terms of the option agreement, Mr. Adams may exercise unvested options; however, we have a right to repurchase any of his unvested shares. As of May 31, 1999, Mr. Adams had exercised options for 121,068 shares, all of which are subject to a right to repurchase in our favor. If there is a change in control at any time prior to September 21, 1999 and Mr. Adams is terminated without cause or there is a significant change in his responsibilities, vesting of his options will accelerate by 12 months. In addition, following a change in control subsequent to September 21, 1999, if Mr. Adams is terminated without cause or there is a significant change in his responsibilities, all his options immediately will vest the greater of one half of any unvested shares or 12 months of accelerated vesting.

     In February 1998, we entered into employment agreements with Stuart B. Berman, our chief technology officer, and Jay R. O'Donald, our vice president of operations, in connection with our acquisition of Arcxel Technologies. These employment agreements set the annual base salary for Mr. O'Donald at $147,500 and for Mr. Berman at $145,000. Their employment agreements provide, that if either employee voluntarily terminates his employment with Vixel, is terminated for cause, or in the event of a merger of Vixel in which his options are not assumed or substituted by the acquiring entity with new options, we have the right to repurchase any unvested shares then held by the employee. Mr. O'Donald's agreement allows Vixel to repurchase up to 189,903 shares. This number is reduced by 7,098 shares for each month of his employment from February 28, 1998 until January 31, 2000, after which the number is reduced at a rate of 3,912 shares per month. Mr. Berman's agreement allows Vixel to repurchase up to 318,661 shares. This number is reduced by 12,683 shares for each month of his employment from February 28, 1998 until January 31, 2000, after which the remaining balance is reduced at a rate of 2,859 shares per month. Both employment agreements may be terminated at any time by either party.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of that individual's fiduciary duties as a director except for liability (A) for any breach of the director's duty of loyalty to the company or to its stockholders, (B) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (C) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law or (D) for any transaction from which a director derives an improper personal benefit.

     Our bylaws provide that we indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the fullest extent not prohibited by law. We believe that indemnification under our bylaws covers at least negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of Vixel upon an undertaking by him or her to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

     We have entered and we intend to continue to enter into separate indemnification agreements with our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses, including attorney's fees, judgements, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Vixel, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against him or her individual with respect to which he or she individual may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Vixel where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling Vixel, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     Certain stock option grants to our directors and executive officers are described in this prospectus under the caption "Management -- Board Compensation" and "-- Executive Compensation."

WESTERN DIGITAL

     In March 1996, we issued 2,000,000 shares of series D preferred stock and a secured promissory note in the amount of $2.0 million to Western Digital Corporation in connection with our purchase of certain assets. In March 1999, we issued to Western Digital Corporation a warrant to purchase 16,490 shares of series E preferred stock at an exercise price of $10.00 a share in connection with an extension of the secured promissory note. Within two days of the closing of this offering, we must pay off all outstanding principal and accrued interest on the note, which currently totals $2.0 million. In connection with our purchase of assets from Western Digital, Charles A. Haggerty, the chairman, president and chief executive officer of Western Digital, joined our board of directors.

SERIES E PREFERRED STOCK FINANCING

     In October 1996, we issued, in a private placement transaction, 4,529,221 shares of series E preferred stock at a price of $4.50 per share. The following table summarizes the shares of preferred stock purchased by Named Executive Officers, directors and 5% stockholders, and persons and entities associated with them:

                                                                 SERIES E
                          INVESTOR                            PREFERRED STOCK
                          --------                            ---------------
Kevin A. Fong/Entities affiliated with Mayfield Fund........      202,222
Entities affiliated with Menlo Ventures.....................      202,222
Werner F. Wolfen............................................       38,889

CIELO COMMUNICATIONS

     In February 1998, we sold our laser diode fabrication facility and gigabit Ethernet transceiver product line to Cielo Communications for $6.9 million in cash. In connection with this sale, Cielo assumed a portion of our liabilities. Immediately prior to the asset purchase, Cielo sold $10.0 million of stock in a private placement to investors including Herb Alpert and investment entities managed by Mayfield Fund and Menlo Ventures, each a beneficial owner of more than 5% of our capital stock. Gregory R. Olbright received, for strategic advice given to the board of directors and executive officers of Cielo regarding Cielo's strategy, structure and formation, 500,000 shares of Cielo and an option to purchase 500,000 shares of Cielo at an exercise price of $0.20 per share. Mr. Olbright is our chairman of the board of directors and, at the time of this transaction, was our president and chief executive officer.

ARCXEL TECHNOLOGIES

     In February 1998, we acquired Arcxel Technologies in exchange for 1,026,525 shares of common stock and 1,759,303 shares of series F preferred stock with an aggregate value of approximately $5.1 million for the common stock and $7.0 million for the preferred stock. In connection with this acquisition, Timothy M. Spicer, a director of Arcxel, joined our board of directors and Stuart B. Berman and Jay R. O'Donald, the co-founders of Arcxel, became executive officers of Vixel. The following table summarizes the shares of series F preferred stock and common stock issued to our Named Executive Officers, directors and 5% stockholders, and persons and entities associated with them in connection with the Arcxel acquisition:

                                                                 SERIES F       COMMON
                          INVESTOR                            PREFERRED STOCK    STOCK
                          --------                            ---------------   -------
Stuart B. Berman............................................            --      653,128
Jay R. O'Donald.............................................            --      363,202
Entities affiliated with Timothy M. Spicer..................     1,744,011           --

DIRECTOR AND OFFICER PROMISSORY NOTES

     Between April 1998 and May 1999, Messrs. Olbright, McCluney and Adams delivered promissory notes to us to finance their purchase of common stock upon exercise of stock options. All of the notes are full-recourse, secured by the shares purchased, bear interest at a rate of 5.75% and are due and payable upon the earlier of four years from issuance or six months after the termination of the officer's employment. In April 1998, Gregory R. Olbright, the chairman of our board of directors, delivered to us a $3.5 million full-recourse promissory note to purchase 700,000 shares of common stock. We repurchased these shares in exchange for cancellation of the note in October 1998. In April 1999, in connection with the exercise of a stock option for 415,290 shares of our common stock, Mr. Olbright delivered to us a $1.3 million full-recourse promissory note. In April 1999, in connection with the exercise of a stock option for 1,000,000 shares of our common stock, James M. McCluney, our president and chief executive officer, delivered to us a $3.1 million full-recourse promissory note. In May 1999, in connection with the exercise of stock options to purchase 121,068 shares of our common stock, Kurtis L. Adams, our chief financial officer, delivered to us a $372,000 full-recourse promissory note.

     In May 1999, in connection with the exercise of stock options by each of our non-employee directors to purchase 16,666 shares of our common stock, these directors delivered to us a $100,000 promissory note. All of the notes are full-recourse, secured by the shares purchased, bear interest at a rate of 5.75% and are due and payable the earlier of the date which is four years from issuance or six months after the termination of the director's service to us.

     In April 1999, we loaned $62,000 to Stuart B. Berman, our chief technology officer. This loan is secured by the pledge of 653,128 shares of our common stock held by Mr. Berman. This loan has similar terms as the other director and officer notes except that it is due and payable on April 15, 2000.

INDEMNIFICATION AGREEMENTS

     We have entered into separate indemnification agreements with our executive officers and directors. These agreements require us to, among other things, indemnify the officer or director against liabilities that may arise by reason of their status or service as an officer or director, other than liabilities arising from willful misconduct of a culpable nature, and to advance his or her expenses incurred as a result of any proceeding against them as to which they could be indemnified.

REGISTRATION RIGHTS AGREEMENTS

     A number of holders of common stock and warrants have registration rights with respect to their shares of common stock and common stock issuable upon exercise or conversion of their warrants.

CONFLICT OF INTEREST POLICY

     All transactions with affiliates described above were approved by a majority of disinterested directors and we believe were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of the independent and disinterested outside directors on our board of directors approve all future transactions between us and our officers, directors, principal stockholders and their affiliates. These transactions will continue to be on terms no less favorable to us than we could obtain from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of July 31, 1999, and as adjusted to reflect the sale of common stock offered hereby, as to (A) each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock, (B) each of our directors, (C) each of the Named Executive Officers and (D) all directors and executive officers of Vixel as a group.

     Unless otherwise indicated, the address for each of the named individuals is c/o Vixel Corporation, 11911 Northcreek Parkway South, Bothell, Washington 98011. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

     Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants that are exercisable or will become exercisable within 60 days of July 31, 1999, are deemed outstanding for the purpose of computing the percentage of ownership of the person or entity holding options or warrants but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of shares beneficially owned is based on 17,976,656 shares of common stock outstanding as of July 31, 1999 and shares of common stock to be outstanding upon the consummation of this offering.

                                                                     PERCENTAGE BENEFICIALLY
                                                                              OWNED
                                                        SHARES       ------------------------
                                                      BENEFICALLY      BEFORE        AFTER
                  NAME AND ADDRESS                       OWNED        OFFERING      OFFERING
                  ----------------                    -----------    ----------    ----------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
James M. McCluney...................................   1,000,000         5.6%          4.5%
Stuart B. Berman(1).................................     694,888         3.9           3.1
Richard G. Helgeson(2)..............................      66,665           *             *
Jay R. O'Donald(3)..................................     420,335         2.3           1.9
Marlu E. Allan(4)...................................      66,679           *             *
Karen L. Howard(5)..................................      48,626           *             *
Gregory R. Olbright(6)..............................   1,638,750         9.1           7.4
Kevin A. Fong(7)....................................   1,512,631         8.4           6.8
Charles A. Haggerty(8)..............................   1,410,993         7.8           6.4
Juan A. Rodriguez(9)................................     114,419           *             *
Timothy M. Spicer(10)...............................   1,206,007         6.7           5.4
Werner F. Wolfen(11)................................     155,888           *             *
5% STOCKHOLDERS
Herb Alpert.........................................   2,070,424        11.5           9.3
  360 N. La Cienega Boulevard
  Los Angeles, CA 90048-1925
Mayfield Fund(12)...................................   1,495,964         8.3           6.7
  2800 Sand Hill Road, Suite 250
  Menlo Park, CA 94025-7076
Menlo Ventures(13)..................................   1,495,964         8.3           6.7
  3000 Sand Hill Road, Building Four, Suite 100
  Menlo Park, CA 94025-7116
Western Digital Corporation(14).....................   1,344,326         7.5           6.1
  8105 Irvine Center Drive
  Irvine, CA 92718
AVI/Arcxel Investors L.P.(15).......................   1,162,674         6.5           5.2
  100 Pine Street, Suite 2700
  San Francisco, CA 94111-5213
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A
  GROUP(16).........................................   8,423,382        46.2          37.9

-------------------------
  *  Represents beneficial ownership of less than 1%
 (1) Includes 41,760 shares subject to options exercisable within 60 days of July 31, 1999.
 (2) All of these shares are subject to options exercisable within 60 days of July 31, 1999.
 (3) Includes 57,133 shares subject to options exercisable within 60 days of July 31, 1999.
 (4) Ms. Allan resigned as an executive officer of Vixel in November 1998.
 (5) Ms. Howard resigned as an executive officer of Vixel in January 1999.
 (6) Includes 272,102 shares held by Olbright LLC.
 (7) Includes 1,495,965 shares held by the entities listed in note 12 below. Mr. Fong is a general partner of the Mayfield Fund. Mr. Fong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
 (8) Includes 1,344,326 shares held by Western Digital Corporation and 50,000 shares held by Haggerty, Charles A. & Carleen R. Haggerty Trust. Mr. Haggerty is president, chief executive officer and chairman of Western Digital Corporation.
 (9) Includes 66,667 shares held by the Juan A. Rodriguez Irrevocable Trust.
(10) Includes 1,162,674 shares held by the entities listed in note 15 below and 26,667 shares subject to options exercisable within 60 days of July 31, 1999. Mr. Spicer is a general manager of San Francisco Sentry Investment Group, the general partner for the entities listed in note 15.
(11) Includes 139,221 shares held in trust for the current and former partners of Irell and Manella LLP. Mr. Wolfen disclaims beneficial ownership of the shares held in trust except to the extent of his pecuniary interest therein. Excludes shares held by Herb Alpert and Jerome Moss for which Mr. Wolfen has a general power of attorney. Mr. Wolfen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(12) Includes 1,421,166 shares held by Mayfield VII, a California limited partnership, and 74,798 shares held by Mayfield Associates Fund II, a California limited partnership. Mr. Fong, one of our directors, is a general partner of Mayfield Associates Fund II and Mayfield VII Management Partners, a California Limited Partnership, which is the general partner of Mayfield VII. Mr. Fong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(13) Consists of shares held by certain entities affiliated with Menlo Ventures and includes 22,137 shares held by Menlo Entrepreneurs Fund VI, L.P. and 1,473,827 held by Menlo Ventures VI, L.P. MV Management VI, L.P. is the general partner of Menlo Entrepreneurs Fund VI, L.P. and Menlo Ventures VI, L.P.
(14) Includes 10,993 shares issuable upon the exercise of a warrant. Charles A. Haggerty, a director of Vixel, is chairman, chief executive officer and chairman of Western Digital Corporation. Mr. Haggerty disclaims beneficial ownership of the shares held by Western Digital.
(15) Of these shares, 573,478 shares are held by AVI/Arcxel Investors A, L.P., 446,038 shares are held by AVI/Arcxel Investors B, L.P., and 143,157 shares are held by AVI/Arcxel Investors C, L.P. The general partner of AVI/Arcxel Investors A, L.P., AVI/Arcxel Investors B, L.P. and AVI/Arcxel Investors C, L.P. is San Francisco Sentry Investment Group. Timothy M. Spicer, one of our directors, is a general manager of San Francisco Sentry Investment Group. Mr. Spicer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(16) Includes 267,094 shares subject to options exercisable within 60 days of July 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     On the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, $.0015 par value, and 5,000,000 shares of preferred stock, $.001 par value, after giving effect to the amendment and restatement of our certificate of incorporation to delete references to series A, series B, series C, series D, series E and series F preferred stock, which will occur upon conversion of the preferred stock into common stock upon the closing of this offering, and the subsequent authorization of shares of undesignated preferred stock, as described below.

COMMON STOCK

     As of July 4, 1999, there were 17,929,003 shares of common stock outstanding that were held of record by approximately 210 stockholders after giving effect to the exercise of warrants to purchase up to 894,333 shares of series A preferred stock and the conversion of all of our outstanding preferred stock into common stock. There will be 22,229,003 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public offered hereby.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Vixel, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     On the closing of this offering, our certificate of incorporation will authorize 5,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Vixel without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

WARRANTS

     Upon completion of this offering, we will have outstanding warrants to purchase 418,754 shares of common stock. Some of these warrants were originally to purchase preferred stock, but upon the closing of the offering, they will automatically become warrants to purchase shares of our common stock. The numbers of shares, exercise prices and dates of these warrants are summarized below:

NUMBER OF SHARES   EXERCISE PRICE                  EXPIRATION DATE
----------------   --------------                  ---------------
    117,142            $ 5.25       Five years after the closing of this offering
     46,174              8.45       October 16, 2001
     16,667              8.43       One year after the closing of this offering
    150,000             11.00       September 30, 2002
     11,111             12.38       December 18, 2003
     77,660             15.00       November 25, 2003 to March 31, 2004

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After this offering, the holders of 10,120,213 shares of common stock and warrants to purchase 268,754 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act of 1933. The holders of registration rights are those investors, including some former officers and a founder that hold shares of our preferred stock and warrants to purchase shares of our series C preferred stock and series E preferred stock. Under the terms of the agreements between us and the holders of these securities, the holders of 50% of these securities may require, on two occasions at any time after October 1, 1999, that Vixel use its best efforts to register these securities for public resale, provided the proposed aggregate offering price is at least $15.0 million and the offering is for at least 20% of the shares entitled to be registered then outstanding. Further, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in these registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Further, holders may require us to file additional registration statements on Form S-3 subject to certain limitations. All fees and expenses of these registrations, other than underwriting discounts and commissions, will be borne by us.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND DELAWARE LAW

Certificate of incorporation

     On the closing of this offering, our certificate of incorporation will provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. This provision could discourage potential acquisition proposals and could delay or prevent a change of control of Vixel.

Anti-takeover provisions of Delaware law

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     - prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - subject to various exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Securities Transfer & Trust Company.

LISTING

     Our common stock has been approved for listing on the Nasdaq National Market of the Nasdaq Stock Market, Inc., under the trading symbol "VIXL."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. We cannot provide any assurances that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, or the possibility of such sales occurring, could adversely affect prevailing market prices for the common stock or our future ability to raise capital through an offering of equity securities.

     After this offering, we will have outstanding 22,282,251 shares of common stock based on shares outstanding as of August 26, 1999. Of these shares, the 4,300,000 shares to be sold in this offering, 4,945,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable in the public market without restriction under the Securities Act, unless those shares are held by "Affiliates" of Vixel, as that term is defined in Rule 144 under the Securities Act.

     The remaining 17,982,251 shares of common stock held by existing stockholders will, upon completion of this offering, be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Pursuant to certain "lock-up" agreements, all executive officers, directors and substantially all stockholders of Vixel, who collectively hold approximately 17,829,381 shares or securities convertible into shares as of August 26, 1999, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus.

     Upon expiration of the lock-up agreements, 180 days after the effective date of the prospectus, approximately 16,225,486 shares that will not then be subject to any repurchase option will be eligible for immediate sale subject in some instances to restrictions under Rule 144. Following the completion of this offering, warrants to purchase up to 268,754 shares will be outstanding, which, if exercised pursuant to net-exercise provisions, would be immediately salable without restriction upon the expiration of the 180 day lock-up period. If those warrants were to be otherwise exercised, they would be salable upon the expiration of various one-year holding periods, subject to certain volume, manner of sale, and other limitations under Rule 144.

     In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person who has beneficially owned those shares for at least one year would be entitled to sell, within any three month period, a number of shares that does not exceed the greater of;

     -  1% of the then-outstanding shares of common stock; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to those sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Vixel.

     Under Rule 144(k), a person who is not deemed to have been an Affiliate of Vixel at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an Affiliate of Vixel, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

     Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the completion of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

     Of the options to purchase 2,424,193 shares of common stock outstanding as of July 31, on the date 180 days following the assumed effective date of this offering, options to purchase 1,088,324 shares of common stock will be fully exercisable and saleable pursuant to Rule 701 or registration on Form S-8.

     We intend to file, within 180 days of effective date of this offering, a registration statement on Form S-8 to register approximately 4,442,460 shares of common stock reserved for issuance under our 1995 Stock Option Plan, 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The registration statement will become effective automatically upon filing. Shares issued under these plans, after the filing of the registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to Affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

     In addition, following this offering, the holders of 10,120,213 shares of common stock and warrants to purchase 268,754 shares of common stock, or their transferees, will have rights to require us to register their shares for future sale.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc. and Needham & Company, Inc., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the numbers of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
BancBoston Robertson Stephens Inc...........................  2,117,500
Bear, Stearns & Co. Inc.....................................    962,500
Needham & Company, Inc......................................    770,000
Dain Rauscher Wessels.......................................    125,000
Morgan Keegan & Company, Inc. ..............................    125,000
E*trade Securities, Inc. ...................................    100,000
Suretrade...................................................    100,000
                                                              ---------
     Total..................................................  4,300,000
                                                              =========

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $0.76 per share, of which $0.10 may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Over-allotment option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 645,000 additional shares of common stock at the same price per share as we will receive for the 4,300,000 shares that the underwriters have agreed to purchase from us. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,300,000 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 4,300,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If the option is exercised in full, the total public offering price and proceeds to us will be $89,010,000 and $82,779,300, respectively.

     The following table summarizes the compensation to be paid to the underwriters by us:

                                                                               TOTAL
                                                                      ------------------------
                                                                       WITHOUT         WITH
                                                              PER       OVER-         OVER-
                                                             SHARE    ALLOTMENT     ALLOTMENT
                                                             -----    ----------    ----------
Underwriting discounts and commissions payable by us.......  $1.26    $5,418,000    $6,230,700

     We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,200,000. The public offering price, underwriting discount and other terms set forth in the underwriting agreement are subject to approval by the pricing committee of our board of directors.

     Indemnity. The underwriting agreement contains covenants of indemnity between the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-up agreements. All our executive officers, directors, and substantially all our stockholders of record, optionholders and warrantholders have agreed with BancBoston Robertson Stephens, for a period of 180 days after the date of this prospectus and subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any option or warrant to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the period of 180 days after this prospectus.

     Future sales. In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions and without the prior written consent of BancBoston Robertson Stephens:

     - Consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

     - Issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities, and (3) our issuance of stock options under our existing equity incentive and stock purchase plans. For a more complete discussion of the shares subject to a lock-up agreement, see "Shares Eligible for Future Sale," at page 61.

     Listing. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "VIXL."

     No prior public market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby has been determined through negotiations between us and the representatives. Among the factors considered in these negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discounted at any time.

     Directed share program. At our request, the underwriters have reserved approximately five percent of common stock offered by us for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Kirkland, Washington. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements of Vixel Corporation as of December 28, 1997 and January 3, 1999 and for each of the three-years in the period ended January 3, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Arcxel Technologies, Inc. as of December 31, 1997 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Arcxel Technologies, Inc. as of December 31, 1996 and for the period from June 18, 1996 (inception) to December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

     In addition, upon completion of this offer, we will become subject to the reporting and information requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the following public reference rooms of the SEC:

Washington, D.C.             New York, New York           Chicago, Illinois
450 Fifth Street, N.W.,      7 World Trade Center         500 West Madison Street
Room 1024                    Suite 1300                   Suite 1400
Washington, D.C. 20549       New York, NY 10048           Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Vixel, who file electronically with the SEC. The address of that website is http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

                               VIXEL CORPORATION

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheet as of December 28, 1997, January 3, 1999, and
  July 4, 1999 (unaudited)..................................   F-3
Statement of Operations for the fiscal years ended December
  29, 1996, December 28, 1997 and January 3, 1999, and for
  the six months ended June 28, 1998 and July 4, 1999
  (unaudited)...............................................   F-4
Statement of Changes in Stockholders' Equity (Deficit) for
  the fiscal years ended December 29, 1996, December 28,
  1997 and January 3, 1999 and for the six months ended July
  4, 1999 (unaudited).......................................   F-5
Statement of Cash Flows for the fiscal years ended December
  29, 1996, December 28, 1997 and January 3, 1999 and for
  the six months ended June 28, 1998 and July 4, 1999
  (unaudited)...............................................   F-6
Notes to Financial Statements...............................   F-7

                           ARCXEL TECHNOLOGIES, INC.

Reports of Independent Accountants..........................  F-25
Balance Sheet as of December 31, 1996 and 1997..............  F-27
Statement of Operations for the periods from June 18, 1996
  (inception) to December 31, 1996, the year ended December
  31, 1997 and the period from June 18, 1996 (inception) to
  December 31, 1997.........................................  F-28
Statement of Changes in Stockholders' Equity (Deficit) for
  the period from June 18, 1996 (inception) to December 31,
  1996 and the year ended December 31, 1997.................  F-29
Statement of Cash Flows for the period from June 18, 1996
  (inception) to December 31, 1996, the year ended December
  31, 1997 and the period from June 18, 1996 (inception) to
  December 31, 1997.........................................  F-30
Notes to Financial Statements...............................  F-31
Unaudited Pro Forma Condensed Financial Statements..........  F-38
Unaudited Pro Forma Combined Statement of Operations for the
  fiscal year
  ended January 3, 1999.....................................  F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Vixel Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Vixel Corporation at December 28, 1997 and January 3, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Seattle, Washington
May 19, 1999, except for paragraph 3 of Note 8
which is as of June 22, 1999 and paragraph 1
of Note 12 which is as of August 27, 1999

                               VIXEL CORPORATION

                                 BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                                                          PRO FORMA
                                                                                                        STOCKHOLDERS'
                                                                                                         DEFICIT AT
                                                              DECEMBER 28,   JANUARY 3,     JULY 4,        JULY 4,
                                                                  1997          1999         1999           1999
                                                              ------------   ----------   -----------   -------------
                                                                                          (UNAUDITED)    (UNAUDITED)
Current assets
  Cash and cash equivalents.................................    $  3,776      $  3,841     $    595
  Investments...............................................          --         2,490        2,563
  Accounts receivable, net of allowance for doubtful
    accounts of $36, $231 and $284 (unaudited),
    respectively............................................       5,604         6,032        6,763
  Inventory.................................................         861         1,546          681
  Prepaid expenses and other current assets.................         495           616        2,135
                                                                --------      --------     --------
         Total current assets...............................      10,736        14,525       12,737
  Property and equipment, net...............................       7,569         7,378        7,244
  Goodwill and intangibles, net.............................       1,007         5,579        4,627
  Other assets..............................................         622           683          561
                                                                --------      --------     --------
       Total assets.........................................    $ 19,934      $ 28,165     $ 25,169
                                                                ========      ========     ========

                           LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                              AND STOCKHOLDERS' DEFICIT
Current liabilities
  Line of credit............................................    $     --      $     --     $  2,825
  Current portion of long-term debt and capital leases......       3,457         1,564        3,572
  Accounts payable..........................................       2,571         4,821        6,459
  Accrued liabilities.......................................       2,356         7,855        7,918
                                                                --------      --------     --------
         Total current liabilities..........................       8,384        14,240       20,774
  Long-term debt and capital leases.........................       4,254        12,856       11,223
  Other long-term liabilities...............................       1,803         1,000        1,000
                                                                --------      --------     --------
       Total liabilities....................................      14,441        28,096       32,997
                                                                --------      --------     --------
Commitments and contingencies (Note 10)
Mandatorily redeemable convertible preferred stock Series E;
  $.001 par value; 4,623,482 shares authorized; 4,529,221
  shares issued and outstanding; redemption and liquidation
  value of $20,382, plus unpaid dividends...................      19,523        19,993       20,101       $     --
                                                                --------      --------     --------       --------
Stockholders' deficit
Convertible preferred stock (Note 12).......................          12            14           14             --
Common stock, $.0015 par value; 30,000,000 shares
  authorized; 1,011,452, 2,898,379 and 4,669,449 (unaudited)
  shares issued and outstanding, respectively; 17,929,003
  (unaudited) shares issued and outstanding pro forma.......           2             5            7             27
Additional paid-in capital..................................      21,015        36,349       51,231         72,444
Deferred compensation.......................................                                 (7,787)        (7,787)
Notes receivable from stockholders..........................          --            --       (5,246)        (5,246)
Treasury stock, at cost; 66,666 shares......................         (50)          (50)         (50)           (50)
Accumulated deficit.........................................     (35,009)      (56,242)     (66,098)       (66,098)
                                                                --------      --------     --------       --------
       Total stockholders' deficit..........................     (14,030)      (19,924)     (27,929)      $ (6,710)
                                                                --------      --------     --------       ========
       Total liabilities, mandatorily redeemable convertible
         preferred stock and stockholders' deficit..........    $ 19,934      $ 28,165     $ 25,169
                                                                ========      ========     ========

              See accompanying notes to the financial statements.

                               VIXEL CORPORATION

                            STATEMENT OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                               FISCAL YEAR ENDED                   SIX MONTHS ENDED
                                   -----------------------------------------   -------------------------
                                   DECEMBER 29,   DECEMBER 28,   JANUARY 3,     JUNE 28,       JULY 4,
                                       1996           1997          1999          1998          1999
                                   ------------   ------------   -----------   -----------   -----------
                                                                                      (UNAUDITED)
Revenue:
  SAN systems....................    $    163      $    3,282    $    13,389   $     6,557   $    10,806
  Components and other...........       6,778          19,501         26,056        14,677        11,253
                                     --------      ----------    -----------   -----------   -----------
  Total revenue..................       6,941          22,783         39,445        21,234        22,059
Cost of revenue..................       7,342          19,047         36,199        16,732        15,673
                                     --------      ----------    -----------   -----------   -----------
Gross profit (loss)..............        (401)          3,736          3,246         4,502         6,386
                                     --------      ----------    -----------   -----------   -----------
Research and development.........       4,474           9,360         11,110         5,249         6,233
Acquired in-process technology...       8,633              --          5,118         5,118            --
Selling, general and
  administrative.................       3,549           7,629         14,521         6,237         6,664
Amortization and writedown of
  goodwill and intangibles.......         167             222          2,057           611           680
Amortization of deferred
  compensation...................          36              50             --            --         1,783
                                     --------      ----------    -----------   -----------   -----------
  Total operating expenses.......      16,859          17,261         32,806        17,215        15,360
                                     --------      ----------    -----------   -----------   -----------
Loss from operations.............     (17,260)        (13,525)       (29,560)      (12,713)       (8,974)
Interest expense.................        (610)           (920)        (1,256)         (521)       (1,048)
Interest income..................         461             620            414           155           163
Gain on sale of division.........          --              --          9,061         9,061            --
Other (expense) income, net......        (243)             66            108            88             3
                                     --------      ----------    -----------   -----------   -----------
Net loss.........................    $(17,652)     $  (13,759)   $   (21,233)  $    (3,930)  $    (9,856)
                                     ========      ==========    ===========   ===========   ===========
Net loss available to common
  stockholders...................    $(17,693)     $  (13,955)   $   (21,424)  $    (4,029)  $    (9,954)
                                     ========      ==========    ===========   ===========   ===========
Basic and diluted net loss per
  share..........................    $ (56.87)     $   (18.90)   $     (8.77)  $     (1.99)  $     (2.83)
                                     ========      ==========    ===========   ===========   ===========
Weighted-average shares
  outstanding....................     311,109         738,318      2,443,769     2,019,730     3,517,655
                                     ========      ==========    ===========   ===========   ===========
Pro forma net loss available to
  common stockholders
  (unaudited)....................                                $   (21,233)                $    (9,856)
                                                                 ===========                 ===========
Pro forma basic and diluted net
  loss per share (unaudited).....                                $     (1.42)                $     (0.61)
                                                                 ===========                 ===========
Pro forma weighted-average shares
  outstanding (unaudited)........                                 14,920,725                  16,180,984
                                                                 ===========                 ===========

              See accompanying notes to the financial statements.

                               VIXEL CORPORATION

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                        CONVERTIBLE
                                      PREFERRED STOCK        COMMON STOCK      ADDITIONAL    TREASURY STOCK
                                    -------------------   ------------------    PAID-IN     ----------------     DEFERRED
                                      SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     SHARES    AMOUNT   COMPENSATION
                                    ----------   ------   ---------   ------   ----------   -------   ------   ------------
Balance, December 31, 1995........  10,706,474    $10       223,586    $ 1      $12,702      66,666    $(50)     $   (86)

Stock issued upon acquisition of
  Western Digital assets..........   2,000,000      2                             7,998
Detachable stock warrants issued
  with note and capital lease
  agreements......................                                                  319
Stock options exercised...........                          153,766                  58
Amortization of deferred
  compensation....................                                                                                    36
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                                  (41)
Net loss..........................
                                    ----------    ---     ---------    ---      -------     -------    ----      -------
Balance, December 29, 1996........  12,706,474     12       377,352      1       21,036      66,666     (50)         (50)

Stock options exercised...........                          634,100      1          136
Stock options granted to third
  parties.........................                                                   39
Amortization of deferred
  compensation....................                                                                                    50
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                                 (196)
Net loss..........................
                                    ----------    ---     ---------    ---      -------     -------    ----      -------
Balance, December 28, 1997........  12,706,474     12     1,011,452      2       21,015      66,666     (50)          --

Stock issued upon acquisition of
  Arcxel Technologies, Inc........   1,759,303      2     1,026,525      2       12,115
Stock options assumed upon
  acquisition of Arcxel
  Technologies, Inc...............                                                2,566
Shares repurchased above fair
  value...........................                                                  251
Stock options exercised...........                          860,402      1          378
Stock options granted to third
  parties.........................                                                  215
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                                 (191)
Net loss..........................
                                    ----------    ---     ---------    ---      -------     -------    ----      -------
Balance, January 3, 1999..........  14,465,777     14     2,898,379      5       36,349      66,666     (50)          --

Stock options exercised
  (unaudited).....................                        1,771,070      2        5,346
Stock options granted to third
  parties (unaudited).............                                                   64
Deferred compensation
  (unaudited).....................                                                9,570                           (9,570)
Amortization of deferred
  compensation (unaudited)........                                                                                 1,783
Accretion of mandatorily
  redeemable convertible preferred
  stock (unaudited)...............                                                  (98)
Net loss (unaudited)..............
                                    ----------    ---     ---------    ---      -------     -------    ----      -------
Balance, July 4, 1999
  (unaudited).....................  14,465,777    $14     4,669,449    $ 7      $51,231      66,666    $(50)     $(7,787)
                                    ==========    ===     =========    ===      =======     =======    ====      =======

                                       NOTES
                                     RECEIVABLE                       TOTAL
                                        FROM       ACCUMULATED    STOCKHOLDERS'
                                    STOCKHOLDERS     DEFICIT     EQUITY (DEFICIT)
                                    ------------   -----------   ----------------
Balance, December 31, 1995........    $    --       $ (3,598)        $  8,979
Stock issued upon acquisition of
  Western Digital assets..........                                      8,000
Detachable stock warrants issued
  with note and capital lease
  agreements......................                                        319
Stock options exercised...........                                         58
Amortization of deferred
  compensation....................                                         36
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                        (41)
Net loss..........................                   (17,652)         (17,652)
                                      -------       --------         --------
Balance, December 29, 1996........         --        (21,250)            (301)
Stock options exercised...........                                        137
Stock options granted to third
  parties.........................                                         39
Amortization of deferred
  compensation....................                                         50
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                       (196)
Net loss..........................                   (13,759)         (13,759)
                                      -------       --------         --------
Balance, December 28, 1997........         --        (35,009)         (14,030)
Stock issued upon acquisition of
  Arcxel Technologies, Inc........                                     12,119
Stock options assumed upon
  acquisition of Arcxel
  Technologies, Inc...............                                      2,566
Shares repurchased above fair
  value...........................                                        251
Stock options exercised...........                                        379
Stock options granted to third
  parties.........................                                        215
Accretion of mandatorily
  redeemable convertible preferred
  stock...........................                                       (191)
Net loss..........................                   (21,233)         (21,233)
                                      -------       --------         --------
Balance, January 3, 1999..........         --        (56,242)         (19,924)
Stock options exercised
  (unaudited).....................     (5,246)                            102
Stock options granted to third
  parties (unaudited).............                                         64
Deferred compensation
  (unaudited).....................
Amortization of deferred
  compensation (unaudited)........                                      1,783
Accretion of mandatorily
  redeemable convertible preferred
  stock (unaudited)...............                                        (98)
Net loss (unaudited)..............                    (9,856)          (9,856)
                                      -------       --------         --------
Balance, July 4, 1999
  (unaudited).....................    $(5,246)      $(66,098)        $(27,929)
                                      =======       ========         ========

              See accompanying notes to the financial statements.

                               VIXEL CORPORATION

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 FOR THE FISCAL YEAR ENDED            SIX MONTHS ENDED
                                                          ----------------------------------------   -------------------
                                                          DECEMBER 29,   DECEMBER 28,   JANUARY 3,   JUNE 28,   JULY 4,
                                                              1996           1997          1999        1998       1999
                                                          ------------   ------------   ----------   --------   --------
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income.....................................    $(17,652)      $(13,759)     $(21,233)   $ (3,930)  $ (9,856)
  Adjustments to reconcile net (loss) income to net cash
    used in operating activities:
    Depreciation........................................       1,094          1,962         2,334         990      1,161
    Acquired in-process technology......................       8,633             --         5,118       5,118         --
    Amortization of goodwill and intangibles............         337            449         3,061       1,030        952
    Writedown of impaired assets........................          --             --         1,564          --         --
    Amortization of debt discount.......................         216             77           192          --        115
    Stock-based compensation............................          36             89           303          --      1,847
    Loss (gain) on disposal of property and equipment...          32           (264)           --          --          7
    Gain on sale of division............................          --             --        (9,061)     (9,061)        --
    Changes in:
      Accounts receivable, net..........................      (1,431)        (3,069)         (857)          1       (731)
      Inventory.........................................        (110)          (470)         (667)     (1,246)       865
      Prepaid expenses and other assets.................         (77)          (752)          (82)        133     (1,388)
      Accounts payable and accrued liabilities..........       1,610          2,156        10,100       2,847      1,701
                                                            --------       --------      --------    --------   --------
        Net cash used in operating activities...........      (7,312)       (13,581)       (9,228)     (4,118)    (5,327)
                                                            --------       --------      --------    --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of short term investments....................          --             --        (2,490)     (4,442)       (73)
  Purchase of property and equipment....................        (535)        (1,022)       (1,663)       (406)      (372)
  Proceeds from disposal of property and equipment......          --             92            --          --         --
  Cash paid for acquisition of Arcxel Technologies,
    Inc.................................................          --             --           (16)        (16)        --
  Cash paid for acquisition of Western Digital
    Corporation assets..................................      (1,302)            --            --          --         --
  Proceeds from sale of division........................          --             --         6,865       6,865         --
                                                            --------       --------      --------    --------   --------
        Net cash (used in) provided by investing
          activities....................................      (1,837)          (930)        2,696       2,001       (445)
                                                            --------       --------      --------    --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit, net.....................          --             --            --          --      2,825
  Proceeds from issuance of long-term note payable......          --             --         7,500          --         --
  Proceeds from issuance of long term debt..............       3,500             --            --          --         --
  Principal payments on long-term debt and capital
    leases..............................................      (1,605)        (1,743)       (1,308)       (300)      (411)
  Amortization of debt issuance costs...................          --             10            27          13         10
  Proceeds from issuance of preferred stock, net........      19,210             --            --          --         --
  Proceeds from issuance of common stock, net...........          44            137           378         123        102
                                                            --------       --------      --------    --------   --------
        Net cash provided by (used in) financing
          activities....................................      21,149         (1,596)        6,597        (164)     2,526
                                                            --------       --------      --------    --------   --------
Net increase (decrease) in cash and cash equivalents....      12,000        (16,107)           65      (2,281)    (3,246)
Cash and cash equivalents, beginning of period..........       7,883         19,883         3,776       3,776      3,841
                                                            --------       --------      --------    --------   --------
Cash and cash equivalents, end of period................    $ 19,883       $  3,776      $  3,841    $  1,495   $    595
                                                            ========       ========      ========    ========   ========
Cash paid for interest..................................    $    319       $    397      $    922    $    507   $  1,049
Equipment purchased under capital leases................    $  1,233       $  3,513      $  3,187    $  2,176   $    662
Issuance of detachable stock warrants...................    $    319       $     89      $    279    $     --   $      9
Accretion of mandatorily redeemable stock...............    $     41       $    196      $    191    $     99   $     98
Acquisitions (Note 2)
Sale of division (Note 3)

              See accompanying notes to the financial statements.

                               VIXEL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Vixel Corporation (the "Company") is a leading provider of comprehensive interconnect solutions for use in storage area networks, or SANS. Its products include SAN management software, fabric switches, arbitrated loop hubs and transceivers. The Company currently sells its products primarily to manufacturers as well as resellers in the United States.

FISCAL YEAR

     The Company has a 52 or 53-week fiscal year ending on the Sunday closest to December 31. The fiscal years ended December 29, 1996, December 28, 1997 and January 3, 1999 were 52, 52 and 53 weeks, respectively.

REVENUE RECOGNITION

     Revenue is generally recognized at the time of product shipment, unless we have future obligations for installation, or we ship product demonstration units. Revenue from products shipped with future installation obligations is recognized when the future obligation is met by the Company. Revenue is not recognized on demonstration units unless the customer ultimately purchases the unit, and the related revenue is recognized at that time. A portion of products sold to a distributor is subject to stock rotation rights, and this portion of revenue is deferred until the stock rotation period has passed. An allowance is provided for estimated future warranty costs and sales returns. In addition to a product warranty, the Company offers post-sale telephone customer support and consulting and installation services. Consulting and most installation services are billed to customers separately, and revenue for these services is recognized when the service is provided. Telephone support is included in the sales price of the Company's products and is not sold separately. The cost of providing this telephone support is not material.

     During the fiscal years ended December 29, 1996 and December 28, 1997, revenue from government funded research and development arrangements was recognized and recorded as an offset to the related research and development expenses at the time specified milestones were met. The Company did not perform any government funded research and development during fiscal 1998. The Company performed government funded research and development of $2,250,000 and $993,000 during fiscal 1996 and 1997, respectively.

CONCENTRATION OF MANUFACTURING AND CREDIT RISK AND SALES TO MAJOR CUSTOMERS

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its commercial customers' financial condition and requires no collateral from these customers. The Company maintains an allowance for doubtful accounts receivable based upon its historical experience and the expected collectibility of all accounts receivable. Credit losses to date have been within the Company's estimates. The Company has a cash investment policy which generally restricts investments to ensure preservation of principal and maintenance of liquidity.

     Two customers represented 46% and 35% of revenue for the year ended December 29, 1996. Four customers represented 50%, 13%, 13% and 10% of revenue for the year ended December 28, 1997. Two customers represented 54% and 12% of revenue for the year ended January 3, 1999.

     The Company's inventory is produced by two contract manufacturers. The Company believes that alternative manufacturing sources could be obtained and qualified to supply its products.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable, accounts payable, accrued liabilities, short-term notes payable, long-term debt and capital leases and mandatorily redeemable convertible preferred stock. Except for long-term debt, capital leases and mandatorily redeemable convertible preferred stock, the carrying amounts of financial instruments approximate fair value due to their short maturities. The fair value of long-term debt and capital leases at December 28, 1997 and January 3, 1999 is not materially different from the carrying amount, based on interest rates available to the Company for similar types of arrangements. The Company considers the fair value of the mandatorily redeemable convertible preferred stock to be the liquidation value plus unpaid dividends.

CASH AND CASH EQUIVALENTS

     Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

INVESTMENTS

     Investments consist of highly rated commercial paper and corporate bonds which have original maturities between three and six months. These investments are classified as available-for-sale and are recorded at market value, which approximates cost. There were no material unrealized gains or losses at January 3, 1999.

INVENTORY

     Inventory is stated at the lower of cost or market, cost being determined by the first-in, first-out cost flow assumption.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets as follows:

Test equipment..............................................   1 - 3 years
Furniture and office equipment..............................       5 years
Computer equipment and software.............................       3 years

     Leasehold improvements are amortized over the shorter of their useful lives or the term of the related lease. Maintenance and repairs, which neither materially add to the value of the asset nor prolong its life, are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in operations.

GOODWILL AND INTANGIBLES

     Intangibles include goodwill, which represents costs in excess of net assets of businesses acquired, acquired technology and other intangible assets (Note 6). Goodwill and intangibles are being amortized over periods ranging from three to five years, using the straight-line method. Amortization of developed technology is recorded as cost of sales. All other amortization is recorded as amortization of goodwill and intangibles in the statement of operations.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company continually reviews the carrying value of long-lived assets including, but not limited to, property and equipment and goodwill and intangibles to determine whether impairment has occurred. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

     In December 1998, the Company identified an impairment in the value of developed technology acquired in the purchase of Arcxel Technologies, Inc. (Note
2). The impairment arose as a result of the development of a next-generation switch product which had better functionality and a lower cost than Arcxel's existing switch product at the time of the acquisition. At the time of the Arcxel acquisition, the Company believed that both the existing switch product and the next-generation product which was under development could co-exist, each serving different customer needs. However, the functionality and cost-effectiveness of the next-generation switch exceeded the Company's original expectations, which led to a much shorter product life than originally anticipated for the existing switch product when the value of developed technology was determined. Accordingly, the carrying values of both the developed technology and the portion of goodwill allocated to the developed technology have been written down to their fair value in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Impairment losses of $1,564,000 and $691,000 have been recorded in cost of sales and amortization expense, respectively, in the statement of operations.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     Effective upon the closing of this offering, the outstanding shares of the Company's convertible preferred stock will automatically convert into 13,259,554 shares of common stock. The number of preferred shares converted includes 894,333 shares of preferred stock issuable upon exercise of warrants. These preferred shares will convert into 596,222 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma stockholders' equity at July 4, 1999.

INCOME TAXES

     The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

WARRANTY

     The Company offers product warranties of one to five years. Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended December 28, 1997 and January 3, 1999 warranty expense was $298,000 and $4,333,000, respectively. The Company did not record any warranty expense during the year ended December 29, 1996.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     Basic net loss per share represents net loss available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net loss per share represents net loss available to common stockholders divided by the weighted-average number of common shares outstanding including the potentially dilutive impact of common stock options and warrants and convertible preferred stock. Common stock options and warrants are converted using the treasury stock method. Convertible preferred stock is converted using the if-converted method. Basic and diluted net (loss) income per share are equal for the periods presented, except for the quarter ended March 29, 1998, because the impact of common stock equivalents is anti-dilutive. Potentially dilutive securities totaling 603,606, 9,307,007 and 8,748,029 shares for the fiscal years ended December 29, 1996, December 28, 1997 and January 3, 1999, respectively, and 15,780,137 and 15,746,598 shares (unaudited) for the six months ended June 28, 1998 and July 4, 1999, respectively, were excluded from diluted net loss per share due to their anti-dilutive effect.

     Pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on the date the shares were originally issued.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

     The following table sets forth the computation of the numerators and denominators in the basic, diluted and pro forma net loss per share calculations for the periods indicated (dollars in thousands):

                                           FISCAL YEAR ENDED                   SIX MONTHS ENDED
                               -----------------------------------------   -------------------------
                               DECEMBER 29,   DECEMBER 28,   JANUARY 3,     JUNE 28,       JULY 4,
                                   1996           1997          1999          1998          1999
                               ------------   ------------   -----------   -----------   -----------
                                                                                  (UNAUDITED)
Numerator:
  Net loss...................    $(17,652)      $(13,759)    $   (21,233)  $    (3,930)  $    (9,856)
  Accretion of mandatorily
     redeemable convertible
     preferred stock.........         (41)          (196)           (191)          (99)          (98)
                                 --------       --------     -----------   -----------   -----------
  Net loss available to
     common stockholders.....    $(17,693)      $(13,955)        (21,424)  $    (4,029)       (9,954)
                                 ========       ========                   ===========
  Effect of pro forma
     conversion of
     securities:
  Accretion of mandatorily
     redeemable convertible
     preferred stock.........                                        191                          98
                                                             -----------                 -----------
  Pro forma net loss
     available to common
     stockholders............                                $   (21,233)                $    (9,856)
                                                             ===========                 ===========
Denominator:
  Weighted-average shares
     outstanding.............     311,109        738,318       2,443,769     2,019,730     3,517,655
                                 ========       ========                   ===========
Dilutive effect of pro forma
  securities:
  Preferred stock -- Series
     A.......................                                  3,260,826                   3,260,826
  Preferred stock -- Series
     B.......................                                  3,495,870                   3,495,870
  Preferred stock -- Series
     C.......................                                    380,952                     380,952
  Preferred stock -- Series
     D.......................                                  1,333,333                   1,333,333
  Preferred stock -- Series
     E.......................                                  3,019,480                   3,019,480
  Preferred stock -- Series
     F.......................                                    986,495                   1,172,868
                                                             -----------                 -----------
Pro forma weighted average
  shares outstanding
  (unaudited)................                                 14,920,725                  16,180,984
                                                             ===========                 ===========

STOCK OPTIONS

     The Company's stock option plan is subject to the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under the provisions of this statement, employee stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), or the fair value method described in FAS 123. Companies choosing the intrinsic-value method are required to disclose the pro forma impact of the fair value method on net income. The Company has elected to continue accounting for its employee and director stock-based awards under the provisions of APB 25. The Company is required to implement FAS 123 for stock-based awards to other than employees and directors.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Amounts in the financial statements which are particularly susceptible to changes in estimates include the allowance for doubtful accounts receivable and product warranty costs.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective for the Company beginning January 4, 1999 and establishes accounting standards for costs incurred in the acquisition or development and implementation of computer software. These new standards require capitalization of certain software implementation costs relating to software acquired or developed and implemented for the Company's use. This statement is not expected to have a significant effect on the Company's financial position or results of operations.

     The Financial Accounting Standards Board (FASB) recently issued FAS No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company adopted FAS 130 on December 29, 1997. To date, the Company has not had any significant transactions that are required to be reported as other comprehensive income other than its net (loss) income.

     The FASB recently issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 supersedes FAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management approach." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas and major customers. The Company adopted FAS 131 on January 3, 1999. The Company has determined that it does not have any separately reportable business or geographic segments.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim financial data as of July 4, 1999 and for the six months ended June 28, 1998 and July 4, 1999 is unaudited; however, in the opinion of management, the interim data includes all adjustments consisting only of normal recurring adjustments necessary to present fairly the Company's financial position as of July 4, 1999 and the results of its operations and cash flows for the six months ended June 28, 1998 and July 4, 1999.

RECLASSIFICATIONS

     Certain items in the December 29, 1996 and December 28, 1997 financial statements have been reclassified to conform to the January 3, 1999 presentation.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

2. ACQUISITIONS

     In March 1996, the Company purchased certain assets and assumed certain liabilities from Western Digital Corporation (WDC). The acquisition has been accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" (APB 16).

     A summary of the purchase price is as follows (in thousands):

Consideration
  Cash......................................................  $ 1,200
  Value of Series D preferred stock.........................    8,000
  Note payable..............................................    2,000
  Acquisition costs.........................................      102
                                                              -------
                                                              $11,302
                                                              =======

     The value of the Series D preferred stock was determined through arms-length negotiations with WDC.

     A summary of assets acquired and liabilities assumed at the date of the acquisition, as determined in accordance with APB 16, is presented below (in thousands):

Inventory...................................................  $   135
Property and equipment......................................    1,141
Acquired in-process technology..............................    8,633
Goodwill and intangibles....................................    1,793
Liabilities.................................................     (400)
                                                              -------
                                                              $11,302
                                                              =======

     On February 17, 1998, the Company acquired Arcxel Technologies, Inc. (Arcxel), a manufacturer of fibre channel switches. The Company acquired all outstanding shares of Arcxel's common stock and Series A preferred stock in exchange for 1,026,525 shares of the Company's common stock and 1,759,303 shares of the Company's Series F preferred stock. The acquisition has been accounted for using the purchase method of accounting.

     A summary of the purchase price paid is as follows (in thousands):

Consideration:
  Value of common stock.....................................  $ 5,081
  Value of preferred stock..................................    7,037
  Fair value of assumed stock options.......................    2,566
  Acquisition costs.........................................      157
                                                              -------
                                                              $14,841
                                                              =======

     The value of the Series F preferred stock issued to the sellers of Arcxel was determined through arms-length negotiations with the sellers. The value of the common stock issued to the sellers was determined using the "income approach" discounted cash flow model. The assumptions used in the model included five year income and cash flow projections, a discount rate of 35% and a terminal value multiple of five times projected earnings before interest and taxes in the fifth year of the projections. The value derived from the discounted cash flow model was reduced by a 39% private company adjustment to reflect differences in size, liquidity, predictability of earnings, access to capital and other characteristics of the

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

Company compared to a public company. The common stock was valued as the residual of the total value of the Company less the value of all classes of preferred stock outstanding.

     The fair value of the Arcxel stock options assumed by the Company was determined using the Black-Scholes model with the following weighted average assumptions: exercise price of $0.45 per share, fair value of common stock of $4.95 per share, expected life of 3.48 years, risk-free interest rate of 5.55% and no volatility or dividend yield factors.

     A summary of assets acquired and liabilities assumed at the date of the acquisition, as determined in accordance with APB 16, is presented below (in thousands):

Cash........................................................  $   141
Accounts receivable.........................................       53
Inventory...................................................      216
Prepaid expenses and other current assets...................       63
Property and equipment......................................      404
Acquired in-process technology..............................    5,118
Goodwill and intangibles....................................    9,198
Other assets................................................      161
Accounts payable............................................     (170)
Accrued liabilities.........................................      (87)
Capital leases..............................................     (256)
                                                              -------
                                                              $14,841
                                                              =======

     The acquired in-process technology of WDC and Arcxel had not yet reached technological feasibility and had no alternative future use. The acquired in-process technology was recorded as expense at the time of acquisitions. The valuations of the acquired in-process technology was based upon estimates by the Company and a valuation by a third-party appraiser. The valuation of the in-process technology related to these acquisitions was determined by estimating the future net cash flows resulting from products anticipated to result from these acquisitions and discounting the net cash flows to the date of acquisition using a discount rate of 25% for WDC and 35% for Arxcel. The discount rates used to value the acquired in-process technologies are based on the inherent risk surrounding the development of the acquired technologies. All projects acquired from WDC resulted in commercialized products and represent a significant portion of the Company's fiscal 1996, 1997 and 1998 revenues. Given that the valuations of the acquired in-process technology were an estimate, actual results may change. If the estimate of the in-process technology were to decrease, the value assigned to goodwill and intangibles would increase. Included in intangibles are developed technology (products), core technology and other intangible assets.

     The results of operations of WDC and Arcxel are included in the financial statements from the dates of acquisition. Unaudited pro forma results as if WDC and Arcxel had been included in the financial results since the beginning of the year prior to their acquisition are as follows (dollars in thousands):

                                                          FOR THE FISCAL YEAR ENDED
                                                  ------------------------------------------
                                                  DECEMBER 29,    DECEMBER 28,    JANUARY 3,
                                                      1996            1997           1999
                                                  ------------    ------------    ----------
                                                                  (UNAUDITED)
Revenue.........................................    $  8,924        $ 22,783       $ 39,497
Net loss........................................     (18,052)        (17,836)       (21,875)
Basic and diluted net loss per share............      (58.16)         (24.42)         (9.03)

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

     The unaudited pro forma results are not necessarily indicative of the results of operations that would have been reported had the acquisitions occurred prior to the beginning of the periods presented. In addition, they are not intended to be indicative of future results.

3. SALE OF DIVISION

     On February 13, 1998, the Company sold substantially all of the laser diode fabrication facility and gigabit Ethernet transceiver product line of its Colorado division for cash proceeds of $7,250,000 and the assumption of net liabilities of the Colorado division. The Company recorded a gain of approximately $9,061,000 related to the sale. In connection with the sale, certain employees of the division elected to receive accelerated vesting of their stock options. The Company recorded an expense of $163,000 related to this accelerated vesting. The Company also recorded cash expenses of $385,000 in connection with this sale. Revenue and net loss of the Colorado division were $133,000 and $7,530,000, respectively, for the fiscal year ended December 28, 1997. For the period from December 29, 1997 through February 13, 1998, revenue and net loss of the division were $120,000 and $1,047,000, respectively. These amounts are included in the Company's statement of operations.

4. INVENTORY

     Inventory consists of the following (in thousands):

                                                   DECEMBER 28,    JANUARY 3,      JULY 4,
                                                       1997           1999          1999
                                                   ------------    ----------    -----------
                                                                                 (UNAUDITED)
Raw materials....................................     $ 301          $  606         $ 300
Work in process..................................       211              --             9
Finished goods...................................       642           1,423           715
Less: Writedown to expected realizable value.....      (293)           (483)         (343)
                                                      -----          ------         -----
                                                      $ 861          $1,546         $ 681
                                                      =====          ======         =====

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                   DECEMBER 28,    JANUARY 3,      JULY 4,
                                                       1997           1999          1999
                                                   ------------    ----------    -----------
                                                                                 (UNAUDITED)
Test equipment...................................    $ 7,467        $ 5,034        $ 5,371
Furniture and office and computer equipment......      2,669          3,414          3,842
Software.........................................      1,034          1,763          1,766
Leasehold improvements...........................        459            233            239
                                                     -------        -------        -------
                                                      11,629         10,444         11,218
Less: Accumulated depreciation...................     (4,060)        (3,066)        (3,974)
                                                     -------        -------        -------
                                                     $ 7,569        $ 7,378        $ 7,244
                                                     =======        =======        =======

     Assets underlying capital leases included above are $5,384,000, $7,408,000 and $8,086,000 (unaudited) at December 28, 1997, January 3, 1999 and July 4, 1999, respectively, and accumulated amortization thereon aggregates $800,000, $2,038,000 and $2,676,000 (unaudited) at December 28, 1997, January 3, 1999 and
July 4, 1999, respectively.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

6. GOODWILL AND INTANGIBLES

     Goodwill and intangibles consist of the following (in thousands):

                                                   DECEMBER 28,    JANUARY 3,      JULY 4,
                                                       1997           1999          1999
                                                   ------------    ----------    -----------
                                                                                 (UNAUDITED)
Goodwill.........................................     $  946        $ 4,917        $ 4,917
Developed technology.............................        681          3,344          3,344
Core technology..................................         --          2,183          2,183
Covenants not to compete.........................        166            166            166
Workforce........................................         --            381            381
                                                      ------        -------        -------
                                                       1,793         10,991         10,991
Less: Accumulated amortization...................       (786)        (3,156)        (4,108)
Less: Impairment write-down......................         --         (2,256)        (2,256)
                                                      ------        -------        -------
                                                      $1,007        $ 5,579        $ 4,627
                                                      ======        =======        =======

7. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                   DECEMBER 28,    JANUARY 3,      JULY 4,
                                                       1997           1999          1999
                                                   ------------    ----------    -----------
                                                                                 (UNAUDITED)
Accrued warranty costs...........................     $  306         $4,390        $3,887
Accrued payroll and related benefits.............        819          1,152         1,404
Accrued business taxes...........................        115            301           689
Accrued interest.................................        121            334           354
Accrued professional fees........................        300            272           138
Accrued legal costs..............................        153            600           600
Other............................................        542            806           846
                                                      ------         ------        ------
                                                      $2,356         $7,855        $7,918
                                                      ======         ======        ======

8. LINE OF CREDIT AND NOTE PAYABLE

     In October 1998, the Company renewed its $5,000,000 line of credit facility with a bank which matures on September 30, 1999 and bears interest at LIBOR (5.108% at January 3, 1999) plus 4.75%. The outstanding principal balance cannot exceed 80% of the Company's eligible accounts receivable. At January 3, 1999, no borrowings were outstanding under this facility.

     Concurrent with the renewal of the line of credit facility, the Company entered into a $7,500,000 note payable to the bank due September 30, 1999. The note bears interest at LIBOR (5.108% at January 3, 1999) plus 4.75% and is collateralized by inventory, equipment, receivables, intangibles and deposit accounts of the Company.

     The Company increased its line of credit facility to $7,500,000 and on June 22, 1999 extended both the line of credit and the $7,500,000 note payable to September 30, 2000.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

9. LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt and capital leases consist of the following (in thousands):

                                                              DECEMBER 28,    JANUARY 3,
                                                                  1997           1999
                                                              ------------    ----------
Note payable, interest rate of 8.69%, due the earlier of
  March 31, 2000 or the occurrence of certain corporate
  events; collateralized by certain assets acquired from
  Western Digital Corporation...............................    $ 1,649        $ 1,649
Note payable, interest rate of 9.86%, due September 30,
  2000; net of unamortized discount of $172,000.............         --          7,328
Note payable, interest rate of 8.09%, monthly payments of
  $60,000 through September 1999; net of unamortized
  discount of $74,000; collateralized by certain
  manufacturing and research and development equipment......      1,233             --
Capital lease obligations, net of unamortized discount of
  $106,000 and $34,000, respectively........................      4,829          5,443
                                                                -------        -------
                                                                  7,711         14,420
Less: Current portion.......................................     (3,457)        (1,564)
                                                                -------        -------
                                                                $ 4,254        $12,856
                                                                =======        =======

     On February 17, 1998, the 8.09% note payable was assumed by the purchaser of the Colorado division.

     Maturities of long-term debt and capital leases at January 3, 1999 are as follows (in thousands):

                               FISCAL YEAR ENDED
                               -----------------
                  1999.........................................  $ 1,564
                  2000.........................................   10,901
                  2001.........................................    1,576
                  2002.........................................      585
                                                                 -------
                                                                  14,626
                  Less: Unamortized discount...................     (206)
                                                                 -------
                                                                 $14,420
                                                                 =======

10. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company has commitments under long-term operating leases, principally for building space and office equipment. These leases require payment of property taxes and include escalation clauses and options to extend the lease terms for three to five years. The following table summarizes the future

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

minimum lease payments under all noncancelable operating lease obligations at January 3, 1999 (in thousands).

                 FISCAL YEAR ENDED
                 -----------------
  1999..............................................  $  632
  2000..............................................     639
  2001..............................................     658
  2002..............................................     220
                                                      ------
                                                      $2,149
                                                      ======

     Total rent expense was approximately $446,000, $897,000 and $1,235,000 during the fiscal years ended December 29, 1996, December 28, 1997 and January 3, 1999, respectively, and $615,000 and $591,000 (unaudited) during the six months ended June 28, 1998 and July 4, 1999, respectively.

CAPITAL LEASES

     The Company also leases certain equipment under capital lease agreements. Future minimum lease payments under capital leases at January 3, 1999 are as follows (in thousands):

                 FISCAL YEAR ENDED
                 -----------------
  1999.............................................  $ 2,224
  2000.............................................    2,191
  2001.............................................    1,766
  2002.............................................      612
                                                     -------
  Total minimum lease payments.....................    6,793
  Less: Portion representing interest..............   (1,316)
  Less: Unamortized discount.......................      (34)
                                                     -------
  Present value of capital lease obligations.......    5,443
  Less: Current portion............................   (1,564)
                                                     -------
  Capital leases, net of current portion...........  $ 3,879
                                                     =======

LEGAL PROCEEDINGS

     During the fiscal year ended December 28, 1997, the Company was named as the defendant in two patent infringement actions and was conducting the defense of another patent infringement action brought against one of its contract manufacturers, for which the Company was an indemnitor. Two of the patent infringement actions, including the action brought against the contract manufacturer, were dismissed without prejudice during the fiscal year ended January 3, 1999. During the fiscal year ended January 3, 1999, the Company was named as defendant in another patent infringement action filed by the plaintiff in the remaining action.

     In May 1999, the Company entered into a settlement agreement with the plaintiff in these remaining patent infringement actions. Under the settlement agreement, the Company is obligated to make certain future payments which have been included in accrued liabilities and long-term liabilities at January 3, 1999.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

11. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company's Series E convertible preferred stock includes a provision whereby, beginning in October 2001, holders of a majority of such stock have the right to require the Company to repurchase the shares at a redemption price of $4.50 per share plus any declared and unpaid dividends. The Company shall redeem up to one-third of the Series E stock outstanding in October 2001, up to an additional one-third in October 2002 and up to the remaining one-third in October 2003.

     The following is a summary of the number of shares, redemption price and earliest redemption dates:

                                                    EARLIEST
                                    REDEMPTION     REDEMPTION
              SHARES                  PRICE           DATE
              ------                ----------    ------------
1,509,741.........................   $ 6,794      October 2001
1,509,740.........................     6,794      October 2002
1,509,740.........................     6,794      October 2003
                                     -------
                                     $20,382
                                     =======

     The redemption value of the mandatorily redeemable convertible preferred stock is being accreted over the period from issuance to the applicable earliest redemption date using the effective interest method.

     The Series E preferred stock is convertible, on a one-for-one basis, into common stock at any time at the option of the holders. In the event of a liquidation of the Company, the holders of Series E preferred stock will be entitled to be paid out of the assets, prior and in preference to any payment of Series A, Series B, Series C, Series D and Series F convertible preferred stock (Note 12). The payment shall be an amount per share equal to the sum of $4.50 for each outstanding share of Series E preferred stock plus an amount per share equal to all declared but unpaid dividends on each such share.

12. STOCKHOLDERS' EQUITY

STOCK SPLIT

     On August 12, 1999, the Company's Board of Directors declared a two-for-three reverse stock split of the Company's common stock which was effective on August 27, 1999. All common share and per share amounts have been restated to reflect this stock split.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

CONVERTIBLE PREFERRED STOCK

     Convertible Preferred Stock consists of the following (in thousands):

                                                    DECEMBER 29,   DECEMBER 28,   JANUARY 3,     JULY 4,
                                                        1996           1997          1999         1999
                                                    ------------   ------------   ----------   -----------
                                                                                               (UNAUDITED)
Series A, $.001 par value, $1.25 liquidation
  value; 5,785,573 shares authorized, 4,891,239
  shares issued and outstanding...................      $ 4            $ 4           $ 4           $ 4
Series B, $.001 par value, $1.75 liquidation
  value; 5,243,806 shares authorized, issued and
  outstanding.....................................        5              5             5             5
Series C, $.001 par value, $1.75 liquidation
  value; 747,143 shares authorized, 571,429 shares
  issued and outstanding..........................        1              1             1             1
Series D, $.001 par value, $4.00 liquidation
  value; 2,000,000 shares authorized, issued and
  outstanding.....................................        2              2             2             2
Series F, $.001 par value, $4.00 liquidation
  value; 1,760,000 shares authorized, 1,759,303
  shares issued and outstanding...................                                     2             2
                                                        ---            ---           ---           ---
                                                        $12            $12           $14           $14
                                                        ===            ===           ===           ===

     Shares of Convertible Preferred Stock have dividend rights, voting rights and liquidation preferences, and are convertible, on a two-for-three basis, into common stock at any time at the option of the holders. The holders of Convertible Preferred Stock are entitled to receive cash dividends when and if declared by the Company's Board of Directors. There have been no declared but unpaid dividends to date.

     The holders of the Series A and Series B preferred stock, each voting separately as a class, are entitled to elect two members of the Board of Directors of the Company, and the holders of the Series D and Series F preferred stock, each voting separately as a class, are entitled to elect one member of the Board of Directors of the Company. Additional members of the Board of Directors, if any, will be elected by the holders of shares of common stock, Series E convertible preferred stock and Convertible Preferred Stock, voting together as a single class.

     Upon liquidation, the preferred shareholders are entitled to distributions in order of their liquidation preferences. The holders of the Convertible Preferred Stock will be entitled to be paid out of the assets of the Company an amount per share equal to the sum of the per share liquidation amounts shown above plus an amount equal to all declared but unpaid dividends on each outstanding share. The Series A, Series B, Series C, Series D, and Series F preferred stock will rank on a parity as to the receipt of the respective preferential amounts for each such series.

STOCK OPTIONS

     The Company has a stock option plan which provides for the grant of incentive and non-qualified stock options to directors, employees and consultants to purchase common stock of the Company. At January 3, 1999, 5,133,332 shares of common stock have been reserved for issuance to plan participants and 397,420 shares remained reserved and available for grant under the Plan. In April 1999, an additional 1,000,002 shares were reserved for issuance under the plan to plan participants.

     Incentive stock options are granted at an exercise price not less than the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Incentive stock options and

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

non-qualified stock options for employees generally vest over four or five years. Such options expire ten years after the date of grant. Non-qualified stock options for non-employees generally vest immediately and expire five years after the date of grant.

     Upon a decline in the fair value of the Company's common stock, the Board of Directors authorized on December 14, 1998 the exchange of all outstanding options under the stock option plan with an exercise price of $3.38 per share or higher for new stock options. As a result, optionees were given the opportunity to receive repriced options at $3.08 per share. The repriced options had a new vesting schedule, under which electing optionees received credit toward the vesting of their option equal to one-half of the time elapsed under their old option. Options for 568,137 shares of common stock were repriced and exchanged for new options issued in December 1998.

     During the fiscal year ended January 3, 1999, the Company issued to its president a stock subscription note receivable of $3,497,000 or $5.00 per share for a total of 700,000 vested and unvested common shares under the Company's stock option plan. In October 1998, the Company canceled the portion of the note receivable related to 569,441 unvested shares. Upon cancellation of the portion of the note for the 130,558 vested shares, the Company recognized compensation expense of $251,000 for the excess of the initial stock subscription price over the fair value of the common stock.

     The following table summarizes stock option activity for the three fiscal years in the period ended January 3, 1999:

                                                              WEIGHTED-   WEIGHTED-
                                                               AVERAGE     AVERAGE
                                                              EXERCISE       FAIR
                                                   SHARES       PRICE       VALUE
                                                 ----------   ---------   ----------
Outstanding at December 31, 1995...............   1,335,755     $0.23
  Granted......................................   1,520,800      0.32       $0.09
  Exercised....................................    (153,766)     0.27
  Canceled.....................................    (154,722)     0.12
                                                 ----------
Outstanding at December 29, 1996...............   2,548,067      0.30
  Granted......................................   1,358,950      1.98        0.57
  Exercised....................................    (634,100)     0.26
  Canceled.....................................    (712,564)     0.35
                                                 ----------
Outstanding at December 28, 1997...............   2,560,353      1.20
  Granted......................................   3,426,073      3.79        1.25
  Exercised....................................    (860,402)     2.49
  Canceled.....................................  (2,261,969)     3.66
                                                 ----------
Outstanding at January 3, 1999.................   2,864,055     $2.27
                                                 ==========
Options exercisable at:
  December 29, 1996............................     445,361     $0.23
  December 28, 1997............................     516,301     $0.36
  January 3, 1999..............................     645,947     $1.61

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

The following summarizes information about stock options outstanding and exercisable at January 3, 1999:

                              WEIGHTED-
                               AVERAGE     WEIGHTED-                 WEIGHTED-
  RANGE OF                    REMAINING     AVERAGE                   AVERAGE
  EXERCISE       OPTIONS     CONTRACTUAL   EXERCISE      OPTIONS     EXERCISE
   PRICES      OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
-------------  -----------   -----------   ---------   -----------   ---------
$0.11 - $0.30     453,808       8.19         $0.17       201,995       $0.20
$0.45 - $0.98     692,889       8.44         $0.74       203,812       $0.75
$3.08 - $4.35   1,477,294       9.57         $3.21       232,409       $3.42
$4.59 - $6.75     240,064       9.08         $4.77         7,731       $6.75
                ---------                                -------
                2,864,055                                645,947
                =========                                =======

     During the fiscal years ended December 28, 1997 and January 3, 1999, the Company recorded $39,000 and $52,000, respectively, of compensation expense related to the issuance of stock options for services provided by consultants. The value of these stock options was recorded using the Black-Scholes valuation model. The Company did not issue any stock options to consultants during the fiscal year ended December 29, 1996.

     Had the Company determined compensation expense based on the fair value of the option at the grant date for all stock options issued to employees, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below (dollars in thousands):

                                                      FISCAL YEAR ENDED
                                          ------------------------------------------
                                          DECEMBER 29,    DECEMBER 28,    JANUARY 3,
                                              1996            1997           1999
                                          ------------    ------------    ----------
Net loss
  As reported...........................    $(17,652)       $(13,759)      $(21,233)
  Pro forma.............................     (17,690)        (13,837)       (21,487)
Basic and diluted net loss per share
  As reported...........................      (56.87)         (18.90)         (8.77)
  Pro forma.............................      (56.99)         (19.01)         (8.87)

     In accordance with the guidance provided under FAS 123, fair values are based on minimum values. The fair value of each employee option grant is estimated on the date of grant using the minimum value option-pricing model using the following weighted-average assumptions.

                                                   FISCAL YEAR ENDED
                                     ----------------------------------------------
                                      DECEMBER 29,    DECEMBER 28      JANUARY 3,
                                          1996            1997            1999
                                     --------------  --------------  --------------
Expected term......................     5 years         5 years         5 years
Risk-free interest rate............  6.07% - 7.76%   5.71% - 6.75%   4.22% - 5.64%
Dividend yield.....................        0%              0%              0%
Volatility.........................        0%              0%              0%

     Pro forma net loss amounts reported above reflect only options granted in 1995 through 1998. The full impact of calculating compensation expense for stock options based on fair value at the grant date is not reflected in the pro forma net loss amounts because compensation expense is reflected over the options' vesting period. In addition, because the determination of the fair value of all options granted after such time as the Company may become a public entity will include an expected volatility factor in addition to the factors described above, the above results may not be representative of future periods.

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

     The December 14, 1998 option-repricing event is considered a modification of an existing option. For determination of the pro forma amounts, this modification is treated as if a new option had been issued and any additional incremental value recorded in the year of repricing is immediately recognized for unvested options and amortized over the remaining vesting period for nonvested options.

STOCK WARRANTS

     All stock warrants have been valued using the Black-Scholes valuation model.

     In conjunction with the Series B preferred stock offering, the Company issued warrants to purchase 654,333 shares of Series A preferred stock. The warrants have an exercise price of $1.25 per share and expire on October 6, 2000. In conjunction with the Series E preferred stock offering in October 1996, the Company issued warrants to purchase 69,261 shares of Series E preferred stock. The warrants have an exercise price of $5.63 per share and expire on October 16, 2001. As of January 3, 1999, the Company also had outstanding a warrant to purchase 240,000 shares of Series A preferred stock at an exercise price of $1.25 per share which expires on July 6, 2000.

     During January and February 1996, the Company issued warrants to purchase 175,714 shares of Series C preferred stock at an exercise price of $3.50 per share and terms ranging from eight to ten years. These warrants were issued in conjunction with the Company's 8.09% note payable and a capital lease obligation described in Note 9. These warrants were recorded at their fair value of $319,000, which was recorded as an original issue discount and is being amortized over the term of the note payable and a capital lease obligation. The 8.09% note and related debt discount was transferred to the acquirer of the Colorado division (see Note 3).

     During May 1997, the Company issued warrants to purchase 25,000 shares of Series E preferred stock with an exercise price of $5.62 per share. These warrants are exercisable through the earlier of (i) May 31, 2002, (ii) the one-year anniversary of the effective date of an initial public offering of the Company's common stock or (iii) the effective date of a merger of the Company or sale of substantially all of the Company's assets. These warrants were issued in conjunction with obtaining a capital lease line. The warrants were recorded at their fair value of $89,000, which was recorded as a debt issue cost and is being amortized over the terms of the lease line.

     During December 1998, the Company issued warrants to purchase shares of Series E preferred stock with a value of $137,500 at an exercise price equal to the lesser of i) $10 per share or ii) the greater of $7.50 or the average of $4.50 per share and the share value of the next round of financing. These warrants are exercisable at any time after issuance for a period of five years. These warrants were issued in conjunction with obtaining a capital lease line. The warrants were recorded at their fair value of $48,766, which was recorded as a debt issue cost and is being amortized over the term of the lease line. An additional 100,000 shares of Series E preferred stock were also issued in November 1998, in conjunction with obtaining a term loan as described in Note 9. These warrants have an exercise price of $10 per share and are exercisable through November 23, 2003. The warrants have been recorded at their fair value of $230,000 as an original issue discount which is being amortized over the life of the term loan.

13. INCOME TAXES

     At January 3, 1999, the Company has net operating loss carryforwards of approximately $31,100,000 which may be used to offset future taxable income. These carryforwards expire beginning in 2010. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in the Company's ownership occur. The Company believes that, pursuant to Section 382 of the Internal Revenue Code, there was a change in ownership of the Company

                               VIXEL CORPORATION

            DECEMBER 29, 1996, DECEMBER 28, 1997 AND JANUARY 3, 1999

in 1995 and that a substantial portion of the net operating loss carryforwards generated in or prior to 1995 (approximately $2,700,000) are significantly limited and potentially unusable. Future changes in the Company's ownership may further limit the use of such carryforward benefits.

     A reconciliation of taxes on net loss at the federal statutory rate to actual tax expense is as follows (in thousands):

                                                              FISCAL YEAR ENDED
                                                  ------------------------------------------
                                                  DECEMBER 29,    DECEMBER 28,    JANUARY 3,
                                                      1996            1997           1999
                                                  ------------    ------------    ----------
Tax at statutory rate...........................    $(6,002)        $(4,678)       $(7,219)
Non deductible items............................         15              57          2,236
Effect of state taxes...........................       (618)           (688)          (734)
Change in tax credits...........................       (243)            (50)          (990)
Change in valuation allowance...................      7,006           5,466          6,718
Other...........................................       (158)           (107)           (11)
                                                    -------         -------        -------
                                                    $    --         $    --        $    --
                                                    =======         =======        =======

     The Company's net deferred tax assets consist of the following (in thousands):

                                                              DECEMBER 28,    JANUARY 3,
                                                                  1997           1999
                                                              ------------    ----------
Net operating loss carryforwards............................    $  9,600       $ 12,144
Goodwill and intangibles....................................       3,176          2,263
Credit carryforwards........................................         350          1,340
Accrued warranty costs......................................         119          1,712
Other accruals..............................................         222          1,213
Other.......................................................          84            508
                                                                --------       --------
Gross deferred tax assets...................................      13,551         19,180
Less: Valuation allowance...................................     (13,551)       (19,180)
                                                                --------       --------
Net deferred tax asset......................................    $     --       $     --
                                                                ========       ========

     The Company has recorded a valuation allowance equal to the gross deferred tax asset balance because the Company's accumulated deficit, history of recurring net losses and possible limitations on the use of carryforwards give rise to uncertainty as to whether the deferred tax assets are realizable.

14. RETIREMENT SAVINGS PLAN

     The Company sponsors a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. The Company matches a percentage of an employee's contribution as determined by the Board of Directors. The Company contributed $252 and $398 to the plan in fiscal years 1997 and 1998, respectively. The Company did not make contributions to the plan in fiscal year 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Vixel Corporation

     In our opinion, based upon our audit and the report of other auditors, the accompanying balance sheet and the related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Arcxel Technologies, Inc. (the Company), a development stage enterprise, at December 31, 1997, and the results of its operations and its cash flows for the year then ended and for the period from inception (June 18, 1996) through December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements for the period from inception (June 18, 1996) through December 31, 1996, which statements reflect 14% of the cumulative net loss and 12%, 31% and 38% of the cumulative net cash flows from operating, investing and financing activities, respectively, from inception (June 18, 1996) through December 31, 1997. These statements were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts for the period from inception (June 18, 1996) through December 31, 1996 is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for the opinion expressed above.

     As described in Note 9, on February 12, 1998 the stockholders approved and authorized the acquisition of the Company by Vixel Corporation. The acquisition was effective on February 17, 1998.

PricewaterhouseCoopers LLP
Seattle, Washington
April 24, 1998, except for paragraph 1
of Note 9 which is as of
August 27, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Arcxel Technologies, Inc.:

     We have audited the accompanying balance sheet of Arcxel Technologies, Inc. (a development stage enterprise) as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the period from June 18, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcxel Technologies, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the period from June 18, 1996 (inception) through December 31, 1996 in conformity with generally accepted accounting principles.

KPMG LLP
Orange County, California
May 1, 1997

                           ARCXEL TECHNOLOGIES, INC.

                                 BALANCE SHEET
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              ------    -------
Current assets
  Cash and cash equivalents.................................  $  789    $   582
  Inventories, net..........................................      --        166
  Prepaid expenses..........................................       5        101
                                                              ------    -------
          Total current assets..............................     794        849
  Property and equipment, net of accumulated depreciation...      53        366
  Other assets..............................................       3        161
                                                              ------    -------
          Total assets......................................  $  850    $ 1,376
                                                              ------    -------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $   12    $   175
  Accrued payroll and related benefits......................      32        118
  Other accrued liabilities.................................      --         16
  Convertible notes payable to shareholder..................      --      1,000
  Current portion of capital lease obligations..............      --        162
                                                              ------    -------
          Total current liabilities.........................      44      1,471
Long-term capital lease obligations.........................                 55
                                                              ------    -------
          Total liabilities.................................      44      1,526
                                                              ------    -------
Shareholders' equity (deficit)
  Series A convertible preferred stock, $.01 par value;
     authorized 5,000,000 shares; issued and outstanding
     1,111,000 and 2,020,000 shares, respectively;
     liquidation value $1.00 per share......................      11         20
  Common stock, $.01 par value; authorized 10,000,000
     shares; issued and outstanding 1,170,000 and 1,495,000
     shares, respectively...................................       1          4
  Additional paid-in capital................................   1,105      2,020
  Deficit accumulated during the development stage..........    (311)    (2,194)
                                                              ------    -------
          Total shareholders' equity (deficit)..............     806       (150)
Commitments and contingencies (Note 8)......................
          Total liabilities and shareholders' equity
           (deficit)........................................  $  850    $ 1,376
                                                              ======    =======

              See accompanying notes to the financial statements.

                           ARCXEL TECHNOLOGIES, INC.

                            STATEMENT OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       INCEPTION                         INCEPTION
                                                    (JUNE 18, 1996)    YEAR ENDED     (JUNE 18, 1996)
                                                    TO DECEMBER 31,    DECEMBER 31    TO DECEMBER 31,
                                                         1996             1997             1997
                                                    ---------------    -----------    ---------------
Operating expense
  Research and development........................    $      204       $    1,225       $    1,429
  General and administrative......................           130              415              545
  Sales and marketing.............................            --              255              255
                                                      ----------       ----------       ----------
          Total operating expenses................           334            1,895            2,229
                                                      ----------       ----------       ----------
Other (income) expense
  Interest income.................................           (23)             (35)             (58)
  Interest expense................................            --               26               26
  Other...........................................            --               (3)              (3)
                                                      ----------       ----------       ----------
                                                             (23)             (12)             (35)
                                                      ----------       ----------       ----------
Net loss..........................................    $     (311)      $   (1,883)      $   (2,194)
                                                      ==========       ==========       ==========
Basic and diluted net loss per share..............    $    (0.27)      $    (1.49)      $    (1.80)
                                                      ==========       ==========       ==========
Weighted-average shares outstanding...............     1,134,184        1,264,384        1,218,895
                                                      ==========       ==========       ==========

              See accompanying notes to the financial statements.

                           ARCXEL TECHNOLOGIES, INC.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                   DEFICIT
                                               SERIES A                                          ACCUMULATED           TOTAL
                                           PREFERRED STOCK        COMMON STOCK      ADDITIONAL   DURING THE         SHAREHOLDERS
                                          ------------------   ------------------    PAID-IN     DEVELOPMENT           EQUITY
                                           SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL        STAGE            (DEFICIT)
                                          ---------   ------   ---------   ------   ----------   -----------        ------------
Balance at inception, June 18, 1996.....         --    $--            --    $--       $   --       $    --            $    --
Issuance of common stock for contributed
  technology............................         --     --     1,050,000     --           --            --                 --
Issuance of common stock for cash.......         --     --       120,000      1            5            --                  6
Issuance of Series A convertible
  preferred stock for cash..............  1,111,000     11            --     --        1,100            --              1,111
Net loss................................         --     --            --     --           --          (311)              (311)
                                          ---------    ---     ---------    ---       ------       -------            -------
Balance at December 31, 1996............  1,111,000     11     1,170,000      1        1,105          (311)               806
Issuance of Series A convertible
  preferred stock for cash..............    909,000      9            --     --          900            --                909
Exercise of stock options...............         --     --       325,000      3           15            --                 18
Net loss................................         --     --            --     --           --        (1,883)            (1,883)
                                          ---------    ---     ---------    ---       ------       -------            -------
Balance at December 31, 1997............  2,020,000    $20     1,495,000    $ 4       $2,020       $(2,194)           $  (150)
                                          =========    ===     =========    ===       ======       =======            =======

              See accompanying notes to the financial statements.

                           ARCXEL TECHNOLOGIES, INC.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       INCEPTION                          INCEPTION
                                                    (JUNE 18, 1996)     YEAR ENDED     (JUNE 18, 1996)
                                                    TO DECEMBER 31,    DECEMBER 31,    TO DECEMBER 31,
                                                         1996              1997             1997
                                                    ---------------    ------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss........................................      $ (311)          $(1,882)          $(2,193)
  Adjustments to reconcile net loss to net cash
     used in operating activities
     Depreciation.................................           9               148               157
     Change in assets and liabilities:
       Inventories................................          --              (166)             (166)
       Prepaid expenses...........................          (5)              (96)             (101)
       Other assets...............................          (3)             (159)             (162)
       Accounts payable...........................          12               163               175
       Accrued payroll and related benefits.......          32                86               118
       Other accrued liabilities..................          --                16                16
                                                        ------           -------           -------
       Net cash used in operating activities......        (266)           (1,890)           (2,156)
                                                        ------           -------           -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.............         (62)             (137)             (199)
                                                        ------           -------           -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of convertible preferred
     stock........................................       1,111               909             2,020
  Proceeds from issuance of common stock..........           6                18                24
  Proceeds from issuance of convertible notes
     payable to shareholder.......................          --             1,000             1,000
  Principal payments of capital lease
     obligations..................................          --              (107)             (107)
                                                        ------           -------           -------
Net cash provided by financing activities.........       1,117             1,820             2,937
                                                        ------           -------           -------
Net increase (decrease) in cash and cash
  equivalents.....................................         789              (207)              582
Cash and cash equivalents, beginning of period....          --               789
                                                        ------           -------           -------
Cash and cash equivalents end of period...........      $  789           $   582           $   582
                                                        ======           =======           =======

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Purchase of property and equipment under capital
  lease obligations...............................      $   --           $   324           $   324

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
  Interest........................................      $   --           $    21           $    21
  Income taxes....................................      $   --           $    --           $    --

              See accompanying notes to the financial statements.

                           ARCXEL TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Arcxel Technologies, Inc. (the Company) was formed on June 18, 1996 for the purpose of developing and distributing fibre channel switches. During the period from June 18, 1996 (inception) through December 31, 1997, the Company devoted most of its efforts to activities such as financial planning, research and development, acquiring property and equipment, and beginning production. At December 31, 1997, the Company is a development stage enterprise, as it has not yet generated revenue from its principal operations.

CASH AND CASH EQUIVALENTS

     Cash equivalents are highly liquid investments readily convertible into known amounts of cash and have original maturities of three months or less. The Company maintains its cash accounts with two financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000.

     The Company has cash equivalents potentially subject the Company to concentrations of credit risk. The company has a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities, convertible notes payable to shareholder and capital lease obligations. Except for capital lease obligations, the carrying amounts of financial instruments approximate fair value due to their short maturities. The fair value of capital lease obligations at December 31, 1997 is not materially different from the carrying amount, based on interest rates available to the Company for similar types of arrangements.

INVENTORIES

     Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out cost flow assumption.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from two to four years. The cost of additions is capitalized while maintenance and repairs are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically evaluates the carrying value of long-lived assets to be held and used, including but not limited to, property and equipment, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by the cost to dispose. No losses from impairment have been recognized in the financial statements.

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

INCOME TAXES

     The Company provides for income taxes under the principles of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires that provision be made for taxes currently due and for the expected future tax effects of temporary differences between the book and tax bases of assets and liabilities.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

STOCK COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". SFAS 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and provide pro forma net loss disclosures for employee stock option grants as if the fair-value-based method defined by SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25. The provisions of SFAS 123 do not have a material impact on the Company's financial statements (Note 7).

NET LOSS PER SHARE

     Basic net loss per share represents net loss available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted loss per share represents net loss available to common shareholders divided by the weighted-average number of shares outstanding including the potentially dilutive impact of common stock options, convertible notes payable and convertible preferred stock. Common stock options are converted using the treasury stock method. Convertible notes payable and convertible preferred stock are converted using the if-converted method. Basic and diluted net loss per share are equal for the periods presented because the impact of common stock equivalents is anti-dilutive. Potentially dilutive securities totaling 2,506,000 and 3,902,809 shares at December 31, 1996 and 1997, respectively, were excluded from diluted net loss per share due to their anti-dilutive effect.

ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the periods. Actual results could differ from those estimates.

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

2. INVENTORIES

     Inventories consist of the following at December 31, 1997 (in thousands):

Raw materials.........................................  $119
Work in process.......................................    23
Finished goods........................................    48
                                                        ----
                                                         190
Less: Inventory allowance.............................   (24)
                                                        ----
                                                        $166
                                                        ----

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                DECEMBER 31,
                                               ---------------
                                               1996      1997
                                               -----    ------
                                               (IN THOUSANDS)
Computer software and equipment..............   $52     $ 484
Furniture and fixtures.......................    10        39
                                                ---     -----
                                                 62       523
Accumulated depreciation.....................    (9)     (157)
                                                ---     -----
                                                $53     $ 366
                                                ---     -----

4. CONVERTIBLE NOTES PAYABLE TO SHAREHOLDER

     In both November and December 1997, the Company issued $500,000 of 8% convertible notes payable to a shareholder (the Notes) due June 30, 1998 for a total of $1,000,000. The Notes are automatically converted into preferred stock upon (i) closing of the sale at least $3,000,000 of shares of preferred stock (Preferred Stock Offering) or (ii) closing of a merger with Vixel Corporation. The conversion price of an automatic conversion is equal to the lower of the selling price of the Preferred Stock Offering or $3.6126 principal and accrued interest amount at the Company's option, per share. The Notes are convertible into Series A preferred stock at the option of the holder upon (i) receiving notice from the Company of its intent to prepay any outstanding principal of the Notes; (ii) receiving notice of the Company's intention to merge with a company other than Vixel Corporation, liquidate or otherwise change the organization of the Company as it currently exists; or (iii) receiving less than full repayment of the Notes' principal and accrued interest as of June 30, 1998. The conversion price of a voluntary conversion is $3.6126 principal and accrued interest amount per share.

5. SHAREHOLDERS' EQUITY (DEFICIT)

COMMON STOCK

     On June 18, 1996, the Company authorized 10,000,000 shares of $.01 par value common stock. On June 24, 1996, the Company issued 120,000 shares of common stock for cash to two shareholders at $.05 per share and 1,050,000 shares of common stock to two officers for their contribution of technology to the Company. The technology contributed by the shareholders had minimal basis for financial statement purposes and therefore the shares issued for this contributed technology were assigned no value.

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

     In September 1997, the Company issued 325,000 shares of common stock to an employee who exercised stock options with an exercise price of $0.055 per share.

PREFERRED STOCK

     On June 18, 1996, the Company authorized 5,000,000 shares of convertible preferred stock with a par value of $.01 per share, 2,020,000 shares of which are designated Series A preferred stock.

     On June 25, 1996 and March 24, 1997, the Company issued 1,111,000 and 909,000 shares, respectively, of $1.00 Series A convertible preferred stock to a venture capital firm and one private investor, respectively. The preferred stock has liquidation preferences over common stock and the holders of outstanding shares of preferred stock are entitled to receive one noncumulative dividend at a rate of $.10 per share when and if declared by the Board of Directors. Each share of preferred stock can be converted, at the option of the holder, into one share of common stock. Each share of preferred stock shall automatically be converted into shares of common stock upon (i) the closing of a firmly underwritten public offering, provided that the price per share is not less than $5.00 and the aggregate gross proceeds to the Company are not less than $7,500,000 or (ii) upon the election of the holders of a majority of the shares of preferred stock then outstanding. Holders of preferred stock are entitled to one vote for each share held and on all matters which the common stockholders are entitled to vote.

6. INCOME TAXES

     A current provision for income taxes has not been recorded for the periods from June 18, 1996 (inception) through December 31, 1996 and the year ended December 31, 1997 due to taxable losses incurred during such periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to expiration of net operating loss carry-forwards.

     A reconciliation of taxes on income at the Federal Statutory rate to actual tax expense is as follows:

                                               DECEMBER 31,
                                              --------------
                                              1996     1997
                                              -----    -----
                                              (IN THOUSANDS)
Tax at statutory rate.......................  $(106)   $(640)
State taxes.................................    (20)     (89)
Non-deductible items........................      1        2
Tax credits.................................     --      (56)
Change in valuation allowance...............    125      783
                                              -----    -----
                                              $  --    $  --
                                              -----    -----

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

     Deferred tax assets (liabilities) are summarized as follows:

                                               DECEMBER 31,
                                              --------------
                                              1996     1997
                                              -----    -----
                                              (IN THOUSANDS)
Net operating loss carry-forward............  $ 136    $ 805
Research and development credit
  carry-forward.............................              56
Depreciation and amortization...............      8       20
Accrued employee benefits...................      4       16
Other.......................................     (3)      11
  Gross deferred tax assets.................    145      908
Less: Valuation allowance...................   (145)    (908)
                                              -----    -----
                                              $  --    $  --
                                              -----    -----

     At December 31, 1997, the Company has net operating loss carry-forwards for federal and state income tax reporting purposes of $2,065,000. These net operating losses will expire beginning in 2011 and 2004, respectively, if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's shareholders during any three-year period would result in limitations on the Company's ability to utilize net operating loss carry-forwards. The Company has determined that such a change occurred in February 1998 (Note 9) and the utilization of loss carry forwards generated through that period will be limited.

7. STOCK OPTION PLAN

     In June 1996, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. Options to purchase up to 2,330,000 shares of authorized but unissued common stock are authorized under the Plan. Stock options have up to ten-year terms and vest and become fully exercisable between two to four years from the date of grant. Stock options granted to officers and key employees during the periods from June 18, 1996 (inception) through December 31, 1996 and the year ended December 31, 1997 were granted at no less than their estimated fair value as determined by the Company's Board of Directors. Accordingly, no compensation expense has been recorded under APB 25. If stock option grants in 1996 and 1997 had been recorded using the fair value method defined in SFAS 123, pro forma net loss for both periods would not have been materially different from the net loss as reported.

     The following summarizes stock option activity from June 18, 1996 (inception) through December 31, 1997:

                                                      WEIGHTED
                                                      AVERAGE
                                       SHARES      EXERCISE PRICE
                                      ---------   ----------------
Granted.............................  1,395,000        $0.05
Outstanding at December 31, 1996....  1,395,000        $0.05
Granted.............................    536,000        $0.42
Exercised...........................   (325,000)       $0.06
Outstanding at December 31, 1997....  1,606,000        $0.17

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

     The following summarizes information about stock options outstanding and exercisable at December 31, 1997:

                              WEIGHTED
                               AVERAGE     WEIGHTED
  RANGE OF                    REMAINING    AVERAGE                  WEIGHTED
  EXERCISE       OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
   PRICES      OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
------------   -----------   -----------   --------   -----------   --------
$0.05 - $0.06   1,170,000       5.13        $0.05       608,439      $0.05
       $0.50       436,000      9.32        $0.50            --
                ---------                               -------
                1,606,000                               608,439
                =========                               =======

     At December 31, 1996, 281,500 stock options were exercisable at a weighted average exercise price of $0.05 per share.

8. LEASE COMMITMENTS

     The Company leases certain facilities under noncancelable operating lease agreements which include escalation clauses. Future minimum operating lease payments under all noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
     1998.............................................  $169
     1999.............................................   176
     2000.............................................   183
     2001.............................................   190
     2002.............................................   181
                                                        ----
Total minimum lease payments..........................  $899
                                                        ====

     Rent expense was $13,000 and $45,000 for the period from June 18, 1996 (inception) through December 31, 1996 and 1997, respectively.

     The Company also leases certain equipment under capital lease agreements. Future minimum lease payments under capital leases as of December 31, 1997 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
     1998............................................  $ 182
     1999............................................     57
                                                       -----
                                                         239
Less: Interest.......................................    (22)
                                                       -----
Principal payments...................................    217
Less: Current portion................................   (162)
                                                       -----
Long-term capital lease obligations..................  $  55
                                                       =====

     At December 31, 1997, the cost and accumulated depreciation of equipment under capital leases was $324,000 and $104,000, respectively. No equipment was under capital lease at December 31 1996.

                           ARCXEL TECHNOLOGIES, INC.

                           DECEMBER 31, 1996 AND 1997

9. SUBSEQUENT EVENTS

     On February 12, 1998, the Company's shareholders approved and authorized the acquisition of the Company by Vixel Corporation (Vixel), a leading provider of comprehensive storage area networks. The acquisition was effective on February 17, 1998. Vixel acquired all outstanding shares of the Company's common stock and Series A preferred stock in exchange for 0.51 shares of Vixel common stock for each share of the Company's common stock and 0.765 shares of Vixel Series F preferred stock for each share of the Company's Series A preferred stock as adjusted for a two-for-three reverse stock split of the common stock of Vixel, which was effective on August 27, 1999. The Company's outstanding stock options were converted into stock options for Vixel common stock at the same exchange rate. The acquisition will be accounted for using the purchase method of accounting.

     Immediately prior to the acquisition, the convertible notes payable to shareholder were converted into the Company's Series A preferred stock (Note 4).

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     On February 13, 1998, Vixel Corporation sold all of the assets of its Colorado division to Cielo Communications, Inc. for $7.25 million. On February 17, 1998, Vixel Corporation acquired the assets of Arcxel Technologies, Inc. for approximately $14.8 million. The unaudited pro forma condensed statement of operations is based on the individual unaudited statements of operations of Vixel Corporation and Arcxel Technologies, Inc. appearing elsewhere in this prospectus and has been prepared to reflect the acquisition by Vixel Corporation of the assets of Arcxel Technologies Inc. and the sale of Cielo Communications, Inc. The unaudited pro forma condensed statement of operations is based on individual historical results of operations of Vixel Corporation and Arcxel Technologies, Inc. for the fiscal year ended January 3, 1999, after giving effect to the acquisition of Arcxel Technologies, Inc. and the sale of Cielo Communications as if the transactions had occurred at the beginning of the period presented.

     The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and notes thereto of Vixel Corporation and Arcxel Technologies, Inc. The pro forma condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of results of operations that would have actually occurred had the acquisition of Arcxel Technologies, Inc. been effected on the dates assumed.

                               VIXEL CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED JANUARY 3, 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    ADD:            DEDUCT:
                                                   ARCXEL            CIELO         PRO FORMA
                                     VIXEL      TECHNOLOGIES,   COMMUNICATIONS,   ADJUSTMENTS
                                  CORPORATION       INC.             INC.          (NOTE 1)        TOTAL
                                  -----------   -------------   ---------------   -----------    ----------
Revenue.........................  $   39,445        $  52           $   120                      $   39,377
Cost of revenue.................      36,199           34               313                          35,920
                                  ----------        -----           -------         -------      ----------
Gross profit....................       3,246           18              (193)                          3,457
                                  ----------        -----           -------         -------      ----------
Operating expenses
  Research and development......      11,110          264               394                          10,980
  Acquired in-process
    technology..................       5,118                                         (5,118)(b)          --
  Selling, general and
    administrative..............      14,521          108               517                          14,112
  Amortization and writedown of
    goodwill and intangibles....       2,057           --                --         $   274(a)        2,331
                                  ----------        -----           -------         -------      ----------
    Total operating expenses....      32,806          372               911          (4,844)         27,423
                                  ----------        -----           -------         -------      ----------
  Loss from operations..........     (29,560)        (354)           (1,104)          4,844         (23,966)
  Other expense, net............       8,327          (14)               57                           8,256
                                  ----------        -----           -------         -------      ----------
  Net loss......................  $  (21,233)       $(368)          $(1,047)        $ 4,844      $  (15,710)
                                  ==========        =====           =======         =======      ==========
  Net loss available to common
    stockholders................  $  (21,424)       $(368)          $(1,047)        $ 4,844      $  (15,901)
                                  ==========        =====           =======         =======      ==========
  Basic and diluted net loss per
    share.......................  $    (8.77)                                                    $    (6.51)
                                  ==========                                                     ==========
  Weighted average shares of
    common stock outstanding
    used in computing basic and
    diluted net loss per
    share.......................   2,443,769                                                      2,443,769
                                  ==========                                                     ==========

Note 1 -- Pro forma adjustments

          The pro forma combined statement of operations gives effect to the following pro forma adjustments necessary to reflect the Arcxel acquisition and Colorado division disposition described in Notes 2 and 3, respectively, of the Vixel Corporation Financial Statements:

          (a) Adjustment to reflect the amortization expense of goodwill acquired developed technology, core technology and workforce. The acquisition values of these intangible assets (in thousands) and the related amortization periods are summarized as follows:

                                                                    VALUE      LIFE
                                                                    ------    -------
                 Goodwill.........................................  $3,971    5 years
                 Developed technology.............................   2,663    3 years
                 Core technology..................................   2,183    5 years
                 Workforce........................................     381    5 years

          (b) Adjustment to remove the expense for acquired in-process technology. This amount is removed from the pro forma combined statement of operations due to its non-recurring nature.

(Inside Back Cover)

Title: The title consists of the Vixel logo, and the words "Vixel's Total SAN Solution."

Image:

The image consists of an arch labeled "SAN InSite Management Software". At the lower left corner of the arch is an image of a device labeled the "Vixel 1000 Hub", which connects by a line to a device labeled "Vixel Transceiver". Moving up the arch, from left to right, is an image of a device labeled "Vixel 2000 Hub," which connects by a line to a device labeled "Vixel Transceiver". Next is a device labeled "Vixel 8100 Switch", which connects by a line to a device labeled "Vixel Transceiver". Next is a device labeled "Vixel 2006 Hub", which connects by a line to a device labeled "Vixel Transceiver". The last image is a device labeled "Vixel 1000 Hub", which connects by a line to a device labeled "Vixel Transceiver".

Beneath these images are the following additional images:

Image: SAN InSite logo with TM superscript

Text: Comprehensive SAN Management Software for Switches, Hubs and Transceivers

Image: Vixel Switch

Text: Switches with Advanced Features to Support Multiple SAN Configurations

Image: Vixel Managed Hub

Text: Managed Hubs with Automatic Monitoring and Recovery Capabilities

Image: Vixel Entry-level hub

Text: Entry-level Hubs for Low and Mid-Range Applications

Image: Two Vixel Transceivers

Text: Transceivers Based on Leading Technology that Facilitate Storage Connectivity

                                   VIXEL LOGO